GRUPO CARSO, S.A. DE C.V.

April 29, 2002

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the following information of Grupo Carso, S.A. de C.V., related to the General Ordinary and Extraordinary Shareholders´ Meeting held on April 25, 2002:

- Copy of the attendance list.
- Copy of the minute of the Meeting.
- Copy of the certification issued by the Secretary of the Board of Directors informing the actualization of the corporate books.
- Summary of the adopted resolutions.
- Audited Financial Statements as of December 31, 2001.
- Audited Financial Statements as of December 31, 2001 of Grupo Condumex, S.A. de C.V. (subsidiary company in wich Grupo Carso, S.A. de C.V., owns more than 20% of its equity).
- Annual report of the Board of Directors and of the Examiner of the Company.

This information was also sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Comission or "CNBV") in accordance with Mexican legislation.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in Fact

Lic. Alejandro Archundia Becerra
Attorney in Fact

dlw 5/8

GRUPO CARSO, S.A. DE C.V.

02 MAY -9 AM 10:21

México, D.F., a 25 de abril de 2002

COMISION NACIONAL BANCARIA Y DE VALORES
PRESENTE

En cumplimiento con la Circular 11-33 emitida por esa H. Comisión, el suscrito, en mi carácter de Secretario del Consejo de Administración de Grupo Carso, S.A. de C.V., hago constar que los Libros de Actas de Asambleas de Accionistas y de Sesiones del Consejo de Administración, el Libro de Registro de Aumento y Disminución del Capital Social, así como el Libro de Registro de Acciones de la Sociedad se encuentran actualizados.

Lic. Sergio F. Medina Noriega
Secretario del Consejo de Administración.

c.c.p. Bolsa Mexicana de Valores, S.A. de C.V.

ACTA DE ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V.

En la Ciudad de México, Distrito Federal, domicilio social de GRUPO CARSO, S.A. DE C.V., siendo las 13:15 horas del día 25 de abril de 2002, se reunieron en el inmueble ubicado en la Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Tienda Sears, tercer piso, área de oficinas, con el objeto de celebrar una Asamblea General Extraordinaria de Accionistas de la Sociedad, las personas cuyos nombres y el carácter con el que concurren aparecen en la Lista de Asistencia que, debidamente firmada y complementada con la documentación que acredita su respectiva personalidad, se agrega al apéndice de esta acta formando parte integrante de la misma, en atención a la convocatoria que apareció publicada en los periódicos Excélsior, El Universal y El Financiero de México, D.F., con fecha 5 de abril de 2002, de los cuales también se agrega un ejemplar al apéndice de esta acta, para formar parte integrante de la misma.

Fungió como Presidente de esta Asamblea el señor licenciado Carlos Slim Domit, Presidente del Consejo de Administración, y actuó como Secretario el señor licenciado Sergio F. Medina Noriega, en su carácter de Secretario del Consejo de Administración. También estuvo presente el C.P. Ernesto González Dávila, Comisario Propietario de la Sociedad.

El Presidente designó escrutadores a los señores licenciados Gerardo Camargo Robles y Guillermo Robles Gil Orvañanos, quienes habiendo aceptado su cargo, en el desempeño del mismo hicieron constar que en la Asamblea se encontraban representadas 861´963,189 acciones, o sea el 97.00% de las 888´652,700 acciones en circulación que integran el capital suscrito y pagado de la Sociedad a la fecha de esta reunión, por lo que el Presidente declaró legalmente instalada la Asamblea, con fundamento en lo dispuesto por el Artículo 189 de la Ley General de Sociedades Mercantiles y, en lo aplicable, por el Artículo Décimo Sexto de los estatutos sociales.

Acto seguido, y de conformidad con lo previsto en el inciso c) de la fracción VI del Artículo 14 Bis 3 de la Ley del Mercado de Valores, el Secretario informó a la Asamblea que se cercioró de que la Sociedad mantuvo a disposición de los intermediarios del mercado de valores que acreditaran contar con la representación de accionistas de GRUPO CARSO, S.A. DE C.V., durante el plazo a que se refiere el Artículo 173 de la Ley General de Sociedades Mercantiles, los formularios de poderes que fueron elaborados por la propia Sociedad, mismos que reunieron los requisitos previstos en el inciso de referencia y, por otra parte, dio lectura al Orden del Día contenido en la Convocatoria publicada para la celebración de esta Asamblea, cuyo texto es el siguiente:

ORDEN DEL DIA

I. Presentación y, en su caso, aprobación de una propuesta para reformar los Artículos Séptimo, Décimo Quinto, Décimo Sexto, Décimo Octavo, Décimo Noveno, Vigésimo, Vigésimo Primero, Vigésimo Cuarto, Vigésimo Sexto, Vigésimo Séptimo, Vigésimo Octavo, Trigésimo Primero y Trigésimo Tercero de los estatutos sociales y para adicionarles el Artículo Trigésimo Sexto; lo anterior, fundamentalmente y entre otros asuntos, para efectuarles diversos ajustes derivados de la reforma de la Ley del Mercado de Valores, publicada en el Diario Oficial de la Federación del 1ro. de junio de 2001. Resoluciones al respecto.

II. Designación de Delegados Especiales para que formalicen y den cumplimiento a las resoluciones que adopte la Asamblea. Resoluciones al respecto.

Acto seguido, se procedió al desahogo de los asuntos contenidos en el Orden del Día, en la forma siguiente:

I. **Presentación y, en su caso, aprobación de una propuesta para reformar los Artículos Séptimo, Décimo Quinto, Décimo Sexto, Décimo Octavo, Décimo Noveno, Vigésimo, Vigésimo Primero, Vigésimo Cuarto, Vigésimo Sexto, Vigésimo Séptimo, Vigésimo Octavo, Trigésimo Primero y Trigésimo Tercero de los estatutos sociales y para adicionarles el Artículo Trigésimo Sexto; lo anterior, fundamentalmente y entre otros asuntos, para efectuarles diversos ajustes derivados de la reforma de la Ley del Mercado de Valores, publicada en el Diario Oficial de la Federación del 1ro. de junio de 2001. Resoluciones al respecto**. En relación con el punto I del Orden del Día, se sometió a la consideración de la Asamblea una propuesta del Consejo de Administración para modificar los Artículos de los estatutos sociales comprendidos en este punto y adicionarles el Artículo Trigésimo Sexto, fundamentalmente, y entre otros asuntos, para efectuarles diversos ajustes derivados de la reforma de la Ley del Mercado de Valores, publicada en el Diario Oficial de la Federación del 1ro. de junio de 2001.

De la propuesta que en este acto se sometió a la consideración de los accionistas, se desprende que los respectivos objetos de las reformas estatutarias que se solicita sean aprobadas son, de un modo general y enunciativo, las siguientes:

REFORMAS DE ARTICULOS:

ARTICULO SEPTIMO.- En relación con la posibilidad que tiene la Sociedad de adquirir las acciones representativas de su capital social, ajustar el texto correspondiente a las disposiciones de las reformas de la Ley del Mercado de Valores, publicadas en el Diario Oficial de la Federación el día 1° de junio de 2001. Substituir "Registro Nacional de Valores e Intermediarios" por "Registro Nacional de Valores". Adicionar un párrafo con el texto que regula la cancelación de la inscripción de las acciones de la Sociedad en la

Sección de Valores del Registro Nacional de Valores, contenido en la Circular 11-31 de la Comisión Nacional Bancaria y de Valores, así como la oferta pública que en este caso debe hacerse y el quórum que requiere alcanzarse para poder reformar dicha regulación. **ARTICULO DECIMOQUINTO.-** Incluir que los accionistas que representen cuando menos el 10% del capital social, podrán solicitar se convoque a una Asamblea General de Accionistas, en los términos señalados en el Artículo 184 de la Ley General de Sociedades Mercantiles, lo anterior con fundamento en la fracción VI, inciso a) del Artículo 14 Bis 3, de las citadas disposiciones de la Ley del Mercado de Valores. Asimismo, incluir, que desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el Orden del Día, con base en lo dispuesto por el Artículo 14 Bis 3, fracción VI, inciso b), de las mencionadas reformas de la Ley del Mercado de Valores. Adicionar que las Asambleas Generales de Accionistas podrán ser convocadas por el Presidente del Consejo de Administración, o por la autoridad judicial en su caso. **ARTICULO DECIMOSEXTO.-** En relación con el Artículo 14 Bis 3, fracción VI, incisos e) y f), también de las citadas reformas de la Ley del Mercado de Valores, incluir dos últimos párrafos en este Artículo, para prever: (i) en el primero de ellos, que los accionistas con acciones con derecho a voto, que reúnan cuando menos el 10% de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los requisitos señalados en el Artículo 199 de la Ley General de Sociedades Mercantiles; y (ii) que los accionistas con acciones con derecho a voto, que representen cuando menos el 20% del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales respecto de las cuales tengan derecho de voto, satisfaciendo los requisitos de los Artículos 201 y 202 de la Ley General de Sociedades Mercantiles. **ARTICULO DECIMOCTAVO.-** Adicionar: (i) que las personas que acudan en representación de los accionistas a las Asambleas de la Sociedad, podrán acreditar su personalidad mediante poder otorgado en formularios elaborados por la propia Sociedad, que reúnan los requisitos previstos en el Artículo 14 Bis 3, fracción VI, inciso c) de la Ley del Mercado de Valores, formularios que la sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo a que se refiere el Artículo 173 de la Ley General de Sociedades Mercantiles, a fin de que aquellos puedan hacerlos llegar con oportunidad a sus representados; y (ii) que el Secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto en el inciso c), de la fracción VI del Artículo 14 Bis 3 de la Ley del Mercado de Valores, e informar sobre ello a la Asamblea, lo que se hará constar en el acta respectiva. **ARTICULO DECIMONOVENO.-** Incluir que las Asambleas podrán ser presididas por el Vicepresidente, si lo hubiere, en ausencia del Presidente del Consejo de Administración, y que podrá actuar como Secretario de las mismas el Pro-Secretario, si lo hubiere, en ausencia del Secretario de dicho Consejo. **ARTICULO VIGESIMO.-** Ajustar su texto, fundamentalmente: (i) para establecer que habrá un máximo de 20 Consejeros Propietarios en el Consejo de Administración, de los cuales cuando menos el 25% deberán

ser Consejeros Independientes conforme al Artículo 14 Bis de la Ley del Mercado de Valores; y (ii) para prever que por cada Consejero Propietario se designará a su respectivo Suplente, en el entendido de que los Consejeros Suplentes de los Consejeros Independientes, deberán tener este mismo carácter. Todo lo anterior, para los efectos de la fracción IV del Artículo 14 Bis 3 de la Ley del Mercado de Valores. **ARTICULO VIGESIMO PRIMERO**.- De conformidad con el Artículo 14 Bis 3, fracción VI, inciso d), de las multicitadas reformas de la Ley del Mercado de Valores, incluir también que los accionistas que representen cuando menos el 15% del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los Administradores, siempre que se satisfagan los requisitos establecidos en el Artículo 163 de la Ley General de Sociedades Mercantiles. Adicionar que, al igual que los miembros del Consejo de Administración, los miembros del Comité Ejecutivo o de cualquier otro Comité, incluyendo el Comité de Auditoría, así como los administradores y gerentes, no requerirán otorgar garantía para garantizar el cumplimiento de sus funciones. **ARTICULO VIGESIMO CUARTO**.- Adicionar dentro de las facultades del Consejo de Administración, de acuerdo con lo previsto en el Artículo 14 Bis 3, fracción IV, inciso d), de la Ley del Mercado de Valores, las relativas a la aprobación de: (i) las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus accionistas con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; (ii) la compra o venta del 10% o más del activo; (iii) el otorgamiento de garantías por un monto superior al 30% de los activos; y (iv) operaciones distintas de las anteriores que representen más del 1% del activo de la Sociedad. Adicionar también, de acuerdo con lo previsto en el Artículo 14 Bis 3, fracción IV, inciso f) y fracción V, de dichas reformas de la Ley del Mercado de Valores, dentro de las facultades del Consejo de Administración, la facultad relativa a la constitución de un Comité de Auditoría, el cual se integrará con Consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes. Adecuar la facultad del Consejo de Administración que se contiene en el inciso g), a lo dispuesto por la fracción I, del Artículo 14 Bis 3 de las mencionadas reformas de la Ley del Mercado de Valores. **ARTICULO VIGESIMO SEXTO.**- Incluir en los fundamentos de los poderes del Consejo de Administración, el Código Civil Federal. Además, adicionar a las facultades del Consejo de Administración, la relativa a que podrá transmitir, a su vez, a quienes les otorgue poderes, las facultades de sustituir y delegar en todo o en parte sus respectivos poderes. **ARTICULO VIGESIMO SEPTIMO**.- Ajustar el texto del Artículo para establecer que, el Consejo de Administración se deberá reunir por lo menos una vez cada tres meses, conforme a lo dispuesto en el Artículo 14 Bis 3, fracción IV, inciso a), de las citadas disposiciones de la Ley del Mercado de Valores. Asimismo, adicionar que a estas juntas deberán ser convocados los miembros del Consejo, por el Presidente del mismo, a través del Secretario o del Pro-Secretario de dicho cuerpo colegiado. Adicionar que, además de las juntas regulares, el Consejo de Administración se reunirá siempre que sean citados para tal efecto sus miembros con una anticipación no menor a cinco días naturales, por el Presidente o por uno de los Comisarios o por el Secretario o por el Pro-Secretario. Por último, establecer el texto

previsto por las mismas reformas de la Ley del Mercado de Valores, en el sentido de que al menos el 25% de los Consejeros podrá convocar a una sesión del Consejo de Administración. **ARTICULO VIGESIMO OCTAVO**.- De conformidad con lo previsto en el último párrafo del Artículo 143 de la Ley General de Sociedades Mercantiles, establecer un procedimiento mediante el cual el Consejo de Administración pueda válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en sesión formal. Eliminar el párrafo relativo a la suplencia de los Consejeros Propietarios, por ya haber sido tratado en otro Artículo. **ARTICULO TRIGESIMO PRIMERO**.- Adicionar, de conformidad con dichas reformas de la Ley del Mercado de Valores, Artículo 14 Bis 3, fracción IV, inciso f), que los Comisarios deberán ser convocados, además de a las sesiones del Consejo, a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad. **ARTICULO TRIGESIMO TERCERO.**- Ajustar su texto, en virtud de que el Artículo 14 Bis 3 de la Ley del Mercado de Valores ya no prevé expresamente la constitución de la reserva para la adquisición de acciones propias. **ARTICULO TRIGESIMO SEXTO**.- Adicionar este Artículo para establecer que para el caso de cualquier controversia entre la Sociedad y sus accionistas, o bien entre los accionistas por cuestiones relativas a la Sociedad se someten expresamente a las leyes aplicables y a la jurisdicción de los tribunales competentes, de la Ciudad de México, Distrito Federal.

Acto seguido, y de conformidad con la propuesta a que se ha hecho referencia, la cual fue sometida a la consideración de los accionistas, y previa la deliberación al respecto, la Asamblea, por unanimidad de votos, resolvió aprobarla y adoptar las siguientes:

R E S O L U C I O N E S

""**I.1.** Se resuelve reformar los Artículos: Séptimo, Decimoquinto, Decimosexto, Decimoctavo, Decimonoveno, Vigésimo, Vigésimo Primero, Vigésimo Cuarto, Vigésimo Sexto, Vigésimo Séptimo, Vigésimo Octavo, Trigésimo Primero, Trigésimo Tercero y adicionar el artículo Trigésimo Sexto de los estatutos sociales, para quedar redactados en la forma siguiente:

"**ARTICULO SEPTIMO**.- Las sociedades en las cuales esta Sociedad tenga la titularidad de la mayoría de las acciones o partes sociales, no deberán directa o indirectamente invertir en acciones de la misma, ni de ninguna otra sociedad que sea accionista mayoritaria de la presente Sociedad, o que sin serlo tengan aquéllas conocimiento que es accionista de ésta.

Mientras que las acciones representativas del Capital Social de la Sociedad estén inscritas en el Registro Nacional de Valores, la Sociedad podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley

General de Sociedades Mercantiles, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el publico inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

Mientras que las acciones representativas del capital social estén inscritas en el Registro Nacional de Valores, será aplicable, para todos los efectos a que haya lugar, la siguiente cláusula: En el caso de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de ley, los accionistas que detenten el control de la Sociedad en ese momento, se obligan a realizar una oferta pública de compra, previamente a la cancelación, al precio que resulte más alto entre: (i) el promedio del cierre de las operaciones que se hubieren efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, y (ii) el valor contable de la acción de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la Bolsa Mexicana de Valores antes de la Oferta, salvo que la Comisión Nacional Bancaria y de Valores al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, autorice un precio distinto. La reforma del presente párrafo requerirá: (i) de la aprobación previa de la Comisión Nacional Bancaria y de Valores y (ii) del acuerdo de la Asamblea Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social."

"**ARTICULO DECIMOQUINTO**.- Las Asambleas Generales de Accionistas serán convocadas por el Consejo de Administración, por el Presidente del Consejo de Administración, o por un Comisario, o por la autoridad judicial, en su caso. Los accionistas que representen cuando menos el 10% (diez por ciento) del capital social podrán solicitar

se convoque a una Asamblea General de Accionistas, en los términos señalados en el Artículo 184 de la Ley General de Sociedades Mercantiles.

La convocatoria deberá publicarse en uno de los periódicos de mayor circulación en el domicilio de la Sociedad, por lo menos quince días naturales antes de la fecha señalada para la reunión. Dicha convocatoria deberá contener el Orden del Día, o sea la lista de los asuntos que deban tratarse en la Asamblea, así como la fecha, lugar y hora en que deba celebrarse. Desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el Orden del Día.

En caso de segunda o ulterior convocatoria, ésta deberá ser publicada por lo menos ocho días antes de la fecha señalada para la reunión."

"**ARTICULO DECIMOSEXTO**.- Para que una Asamblea General Ordinaria se considere legalmente instalada en virtud de primera convocatoria, deberá estar representada, por lo menos, la mitad del capital social. En caso de segunda o ulterior convocatoria, la Asamblea General Ordinaria se considerará legalmente instalada cualquiera que sea el número de acciones representadas.

Para que las resoluciones de la Asamblea General Ordinaria sean válidas deberán tomarse siempre, por lo menos, por la mayoría de los votos presentes.

Para que una Asamblea General Extraordinaria se considere legalmente instalada en virtud de primera convocatoria, deberá estar representado, por lo menos, el 75% del capital social. En caso de segunda o ulterior convocatoria, para que la Asamblea General Extraordinaria se considere legalmente instalada, deberá estar representado, por lo menos, el 50% del capital social.

Para que las resoluciones de la Asamblea General Extraordinaria sean válidas, deberán tomarse siempre por el voto favorable del número de acciones que representen, por lo menos, la mitad del capital social.

Los accionistas con acciones con derecho a voto, que reúnan cuando menos el 10% (diez por ciento) de las acciones representadas en una asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el Artículo 199 de la Ley General de Sociedades Mercantiles.

Los accionistas con acciones con derecho a voto, que representen cuando menos el 20% (veinte por ciento) del capital social, podrán oponerse judicialmente a las resoluciones de las asambleas generales, respecto de las cuales tengan derecho de voto, siempre que se

satisfagan los requisitos del Artículo 201 de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el Artículo 202 de la citada ley."

"**ARTICULO DECIMOCTAVO**.- Para concurrir a las Asambleas Generales, los Accionistas deberán obtener sus respectivas tarjetas de admisión en el domicilio y con la anticipación que señalen las convocatorias correspondientes, contra la entrega de una constancia de que sus acciones se encuentran depositadas en alguna institución de crédito del país o del extranjero o en una casa de bolsa de la República Mexicana. Tratándose de acciones depositadas en alguna Institución para el Depósito de Valores, las tarjetas de admisión se expedirán contra la entrega que se haga a la Sociedad de las respectivas constancias y, en su caso, de los listados complementarios, que se prevén en el Artículo 78 de la Ley del Mercado de Valores.

Los Accionistas tendrán un voto por cada acción de que sean propietarios y podrán hacerse representar por medio de apoderado autorizado mediante simple carta poder en todas las Asambleas que se celebren.

En adición a lo anterior, y mientras que las acciones representativas del capital social estén inscritas en el Registro Nacional de Valores:

a) Las personas que acudan en representación de los accionistas a las asambleas de la Sociedad, podrán acreditar su personalidad mediante poder otorgado en formularios elaborados por la propia Sociedad, que reúnan los requisitos previstos en el inciso c), fracción VI, Artículo 14 Bis 3 de la Ley del Mercado de Valores;

b) La Sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo a que se refiere el Artículo 173 de la Ley General de Sociedades Mercantiles, los formularios de los poderes, a fin de que aquéllos puedan hacerlos llegar con oportunidad a sus representados; y

c) El Secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto anteriormente e informar sobre ello a la asamblea, lo que se hará constar en el acta respectiva.

Los miembros del Consejo de Administración, el Director General o los Comisarios no podrán representar a ningún accionista en ninguna Asamblea Ordinaria o Extraordinaria.

Los miembros del Consejo de Administración, el Director General y los Comisarios no podrán votar en las deliberaciones relativas a la aprobación de los informes a que se refieren los Artículos 166 en su Fracción IV y 172 en su enunciado general, ambos de la Ley General de Sociedades Mercantiles, o a su responsabilidad."

"**ARTICULO DECIMONOVENO**.- Las Asambleas serán presididas por el Presidente del Consejo de Administración o, en su ausencia, por el Vicepresidente si lo hubiera, y en ausencia de este último, por el Consejero que cuente con facultades de dicho Consejo para suplir al Presidente en esa función, o a falta de ellos, por quien fuere designado por los Accionistas presentes o representados en la Asamblea.

Actuará como Secretario el del Consejo o, en su defecto, el Pro-Secretario, si lo hubiera o, en su defecto, la persona que designen los Accionistas presentes o representados en la Asamblea.

Al iniciarse las Asambleas, la persona que presida nombrará dos escrutadores para que determinen el número de acciones presentes y el porcentaje que representen del capital social. Todas las actas de las Asambleas de Accionistas, ya sean ordinarias o extraordinarias, serán firmadas por el Presidente y por el Secretario de la Asamblea, así como por el Comisario o Comisarios en funciones que concurran. Las actas se asentarán en el libro respectivo. Cuando no pudiere asentarse el acta de una asamblea en el libro respectivo se protocolizará ante Notario Público.

Las actas de las Asambleas Extraordinarias de Accionistas, serán protocolizadas ante Notario Público y se inscribirán en el Registro Público de Comercio."

"**ARTICULO VIGESIMO**.- La dirección, administración y manejo de todos los asuntos, bienes e intereses de la Sociedad, estarán confiados a un Consejo de Administración compuesto por un número de Consejeros Propietarios no menor de cinco y por el número de Consejeros Suplentes que resuelva nombrar la Asamblea hasta por un número igual al de los miembros propietarios, los que serán electos por el término de un año y durarán en su cargo hasta que sus sustitutos hayan sido designados y hayan tomado posesión de sus puestos. No será requisito el que los Consejeros sean Accionistas."

Cualquier Accionista o grupo de Accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este porcentaje será del 10% mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores.

Si alguno o algunos de los tenedores de acciones designan Consejeros haciendo uso del derecho que se establece en el párrafo anterior, los demás Consejeros serán designados por mayoría simple de votos, sin computar los votos que corresponden a los accionistas minoritarios que hayan hecho la designación o designaciones mencionadas.

La designación de cualquier Consejero Propietario o Suplente hecha por el grupo minoritario de accionistas, sólo podrá ser revocada cuando lo sean igualmente todos los demás Consejeros a menos que la remoción obedezca a causa justificada de acuerdo con la Ley General de Sociedades Mercantiles.

Los miembros del Consejo de Administración no incurrirán en ninguna responsabilidad personal respecto de aquéllos con quienes contraten en nombre de la Sociedad, y únicamente tendrán para con ésta la responsabilidad inherente a su mandato y la derivada de las obligaciones que la Ley y estos Estatutos les imponen.

Únicamente, para los efectos administrativos de la Ley del Mercado de Valores, en la operación del Consejo de Administración se procurará cumplir con los siguientes principios:

I. El Consejo de Administración no tendrá más de 20 (veinte) miembros.
II. Al menos el 25% (veinticinco por ciento) de los miembros del consejo deberán ser independientes en los términos de lo previsto por el Artículo14 Bis de la Ley del Mercado de Valores.
III. Por cada consejero propietario se designará su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter.
IV. El reporte del comité de auditoría deberá presentarse a la asamblea de accionistas.

Los requisitos previstos en el párrafo anterior y sus incisos, no son formalidades que requieran estos estatutos, no generarán ni le otorgarán el derecho a los accionistas o a terceros, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos."

"**ARTICULO VIGESIMO PRIMERO**.- Ni los miembros del Consejo de Administración ni, en su caso, los miembros del Comité Ejecutivo, o de cualquier otro Comité, incluyendo el Comité de Auditoría, ni los administradores y gerentes requerirán otorgar garantía para asegurar el cumplimiento de las responsabilidades que pudieran contraer en el desempeño de su cargo, salvo que la Asamblea de Accionistas que los designe establezca expresamente dicha obligación.

En su caso, la garantía no será devuelta a los Consejeros sino hasta que las cuentas correspondientes al período en el que hayan fungido con tal carácter sean debidamente aprobadas por una Asamblea General.

Mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores, los accionistas que representen cuando menos el 15% (quince por ciento) del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el Artículo 163 de la Ley General

de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los comisarios e integrantes del comité de auditoría, ajustándose al citado precepto legal."

"**ARTICULO VIGESIMO CUARTO**.- El Consejo de Administración tendrá los derechos y las obligaciones que le correspondan de acuerdo con la Ley y los presentes Estatutos y contará con las facultades más amplias para adoptar todos los acuerdos y llevar a cabo todos los actos, de cualquier naturaleza, que sean necesarios o convenientes para la realización del objeto de la Sociedad, excepción hecha de las expresamente reservadas por la Ley o por estos estatutos a las Asambleas de Accionistas.

El Consejo de Administración tendrá reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado de esta Sociedad, las facultades siguientes: **a)** Nombrar y remover al Director General de la Sociedad; **b)** Determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que ésta sea titular de la mayoría de las acciones; **c)** Aprobar, previa autorización de la Asamblea General Ordinaria de Accionistas, la adquisición o enajenación de acciones, o el ejercicio del derecho de retiro, cuando se trate de los supuestos previstos en los incisos a), b) y c) del Artículo Vigésimo Quinto de estos Estatutos; **d)** Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de esta Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en estos estatutos; **e)** Establecer sucursales o agencias de la Sociedad; **f)** Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; **g)** Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; **h)** La facultad indelegable de aprobar las operaciones que se aparten del giro ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso h), salvo en el caso establecido por el Articulo 159 de la Ley General de Sociedades Mercantiles; **i)** Constituir un comité de auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.

2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso h) del presente Artículo Vigésimo Cuarto, y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso h) del presente Artículo Vigésimo Cuarto.
3. El Comité de Auditoria podrá establecer las normas que regulen su funcionamiento, y
j) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley."

"**ARTICULO VIGESIMO SEXTO**.- El Consejo de Administración representará a la Sociedad con las facultades más amplias de un apoderado general para: a) Pleitos y Cobranzas, en los términos del párrafo primero del Artículo 2,554 del Código Civil para el Distrito Federal y de sus Artículos correlativos del Código Civil Federal y los respectivos Códigos Civiles de todos los Estados de la República Mexicana, con todas las facultades generales y aún con las especiales que de acuerdo con la Ley requieran cláusula especial, particularmente las previstas por el Artículo 2,587 del mismo ordenamiento y de sus Artículos correlativos de los demás Códigos Civiles mencionados. De manera enunciativa pero no limitativa se mencionan, entre otras facultades del Consejo, las siguientes: I.- Para desistirse. II.- Para transigir. III.- Para comprometer en árbitros. IV.- Para absolver y articular posiciones. V.- Para hacer cesión de bienes. VI.- Para recusar. VII.- Para recibir pagos. VIII.- Para presentar denuncias y querellas en materia penal y para desistirse de ellas y otorgar perdón cuando lo permita la Ley. IX.- Para promover el juicio de amparo y desistirse de él. Esta representación y facultades podrán ejercitarse ante particulares y ante toda clase de autoridades administrativas o judiciales, inclusive de carácter federal o local y ante las Juntas de Conciliación y Arbitraje, Locales o Federales y Autoridades de Trabajo. b) Actos de Administración, en los términos del párrafo segundo del Artículo 2,554 del Código Civil para el Distrito Federal y de sus Artículos correlativos del Código Civil Federal y los respectivos Códigos Civiles de todos los Estados de la República Mexicana. c) Actos de Dominio y Otorgar, Suscribir y Avalar Títulos de Crédito, en los términos del párrafo tercero del Artículo 2,554 del Código Civil para el Distrito Federal y de sus Artículos correlativos del Código Civil Federal y de los respectivos Códigos Civiles de todos los Estados de la República Mexicana, y del Artículo 9o. de la Ley General de Títulos y Operaciones de Crédito.

El Consejo de Administración también contará con las siguientes facultades:

(i) para sustituir o delegar en todo o en parte estos poderes, y otorgar poderes generales y especiales bajo los términos y con las facultades que consideren necesarias o convenientes, debiéndose reservar dicho órgano el ejercicio de los presentes poderes, siempre y en cualquier caso, el cual contará también con la facultad de revocar las

sustituciones o poderes que éste otorgue o que llegue a otorgar cualquier otro órgano o apoderado de la sociedad; y

(ii) para que, al sustituir o delegar en todo o en parte estos poderes a terceros, y al otorgarles poderes generales o especiales bajo los términos y con las facultades que el propio Consejo considere necesarias o convenientes, transmita a dichos terceros, a su vez, total o parcialmente, las facultades contenidas en el inciso (i) que antecede, a fin de que esos terceros puedan, hasta donde se les faculte en cada caso particular, realizar lo siguiente: Sustituir o delegar en todo o en parte sus respectivos poderes, y otorgar poderes generales o especiales bajo los términos y con las facultades que consideren necesarias o convenientes, debiéndose reservar dichos terceros el ejercicio de sus poderes, siempre y en cualquier caso, quienes, de habérseles facultado, también podrán revocar las sustituciones o poderes que ellos otorguen o que hayan sido otorgados por cualesquiera otros órganos o apoderados de la Sociedad."

"**ARTICULO VIGESIMO SEPTIMO.**- El Consejo de Administración se reunirá por lo menos una vez cada tres meses en la Ciudad de México o en cualquier lugar de la República Mexicana, que para tal efecto se señale, y en las fechas que para tal propósito establezca el propio Consejo. A estas juntas deberán ser convocados los miembros del Consejo, por el Presidente del mismo, o a través del Secretario o del Pro-Secretario de dicho cuerpo colegiado.

Además de las juntas regulares a que se alude anteriormente, el Consejo de Administración se reunirá siempre que por cualquier medio fehaciente sean citados para tal efecto sus miembros con una anticipación no menor de cinco días naturales, por el Presidente o por al menos el 25% (veinticinco por ciento) de los Consejeros o por uno de los Comisarios o por el Secretario o por el Pro-Secretario. Los Comisarios deberán ser citados a todas las Sesiones del Consejo, a las que podrán asistir con voz pero sin voto."

"**ARTICULO VIGESIMO OCTAVO.**- En las Juntas del Consejo de Administración: Cada Consejero Propietario tendrá derecho a un voto. Los Consejeros Suplentes, únicamente tendrán derecho a votar cuando asistan y actúen en ausencia de Consejeros Propietarios. Se requerirá la asistencia de una mayoría de Consejeros con derecho a voto para que una Junta del Consejo de Administración quede legalmente instalada. Las decisiones del Consejo de Administración serán válidas cuando se tomen, por lo menos, por la mayoría de los Consejeros con derecho a voto que estén presentes en la Junta legalmente instalada de que se trate. En caso de empate, el Presidente decidirá con voto de calidad.

Las actas correspondientes a las Juntas del Consejo de Administración deberán ser firmadas por el Presidente y el Secretario de la Junta de que se trate, y por el o los Comisarios en funciones que hubieran concurrido.

De conformidad con lo previsto en el último párrafo del Artículo 143 de la Ley General de Sociedades Mercantiles, el Consejo de Administración podrá válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en sesión formal; de igual forma lo podrá hacer el Comité Ejecutivo. Los acuerdos que se tomen fuera de sesión deberán ser aprobados, en todos los casos, por el voto favorable de la totalidad de los miembros propietarios del órgano de que se trate o, en caso de ausencia temporal, definitiva o incapacidad de alguno de ellos, con el voto favorable del miembro suplente que corresponda, de conformidad con las siguientes disposiciones:

I. El Presidente o uno de cualesquiera de los Vice-Presidentes, por su propia iniciativa o a petición del Comisario o de cualesquiera dos miembros propietarios del Consejo de Administración o del Comité Ejecutivo, deberá comunicar a todos los miembros propietarios o, en su caso, suplentes del órgano social de que se trate y al Comisario, en forma verbal o escrita y por el medio que estime conveniente, de los acuerdos que se pretendan tomar fuera de sesión y las razones que los justifiquen. Asimismo, el Presidente deberá proporcionar a todos ellos, en caso de que lo solicitaren, toda la documentación y aclaraciones que requieran al efecto. El Presidente podrá auxiliarse de uno o más miembros del Consejo o del Comité que él determine, o del Secretario o el Pro-Secretario, para realizar las comunicaciones referidas.

II. En el caso de que la totalidad de los miembros propietarios del Consejo o del Comité Ejecutivo o, en su caso, los suplentes cuyo voto se requiera, manifestaren verbalmente al Presidente o a los miembros que lo auxilien su consentimiento con los acuerdos o resoluciones que se les hubieren sometido a consideración, deberán confirmar por escrito su consentimiento a más tardar el segundo día hábil siguiente a la fecha en que lo hubieren manifestado en la forma que se establece en la Fracción III siguiente. La confirmación escrita se deberá enviar al Presidente y/o al Secretario y/o al Pro-Secretario a través del correo, telex, telefax, telegrama o mensajería, o a través de cualquier otro medio que garantice que la misma se reciba dentro de los dos días hábiles siguientes.

III. Para los efectos de lo previsto en la Fracción II anterior, el Presidente deberá enviar por escrito a cada uno de los miembros del órgano de que se trate, ya sea directamente o a través de las personas que lo auxilien, un proyecto de acta o los acuerdos o resoluciones que se pretendan adoptar fuera de sesión y cualquier otra documentación que estime necesaria, con el propósito de que, en su caso, una vez hechas las modificaciones que se requieran, el proyecto de acta o los acuerdos o las resoluciones de que se trate sean reenviados al Presidente y/o al Secretario y/o al Pro-Secretario, debidamente firmado de conformidad al calce, por cada uno de los miembros correspondientes del Consejo o del Comité Ejecutivo, según sea el caso.

IV. Una vez que el Presidente y/o el Secretario y/o el Pro-Secretario reciban las confirmaciones por escrito de la totalidad de los miembros correspondientes del órgano de

que se trate, procederán de inmediato a asentar el acta aprobada o la que al efecto se levante, en el libro de actas respectivo, la cual contendrá la totalidad de las resoluciones tomadas, misma que, en este caso, se legalizará con la firma del Presidente y del Secretario en funciones. La fecha del acta señalada será aquélla en la cual se obtuvo el consentimiento verbal o escrito de todos los miembros de que se trate, aun cuando en tal momento no se hubieren recibido las confirmaciones por escrito, mismas que una vez recibidas deberán integrarse a un expediente que al efecto deberá llevar la Sociedad. Asimismo, deberán integrarse a dicho expediente las observaciones por escrito que en su caso hubiere hecho el Comisario al proyecto de resoluciones respectivo."

"**ARTICULO TRIGESIMO PRIMERO**.- La Asamblea General Ordinaria podrá nombrar hasta dos Comisarios Propietarios y hasta dos Comisarios Suplentes, según lo estime conveniente, sin perjuicio de que cualquier accionista o grupo de accionistas que representen cuando menos el 25% de las acciones que integran el Capital Social, pueda designar un Comisario Propietario y un Comisario Suplente además de los designados por la mayoría. Este porcentaje será del 10% mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores.

El o los Comisarios tendrán a su cargo la vigilancia de la Sociedad y los derechos y obligaciones que les fije esta escritura y los Artículos 164 y siguientes de la Ley General de Sociedades Mercantiles y durarán en su cargo un año o hasta que sus sucesores sean electos y tomen posesión de sus puestos.

Los Comisarios no requerirán otorgar garantía para asegurar el cumplimiento de las responsabilidades que pudieran contraer en el desempeño de su cargo, salvo que la Asamblea de Accionistas que los designe establezca expresamente dicha obligación.

Los Comisarios deberán ser convocados, además de a las sesiones del Consejo de Administración, a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad."

"**ARTICULO TRIGESIMO TERCERO**.- De las utilidades netas que arrojen los estados financieros debidamente aprobados por la Asamblea General de Accionistas, se separará anualmente un 5%, cuando menos, para constituir, incrementar o, en su caso, reponer el fondo de reserva que marca la Ley, hasta que dicho fondo de reserva sea equivalente al 20% del capital social pagado de la Sociedad, y también se separarán, en su caso, las cantidades que la Asamblea General de Accionistas de la Sociedad llegare a acordar para constituir los fondos extraordinarios, especiales o adicionales que se estimen convenientes o para la creación o incremento de reservas generales o especiales. El resto de las utilidades podrá aplicarse y repartirse de la manera que se determine en la Asamblea General de Accionistas.

La distribución de utilidades se regirá según lo dispuesto por el Artículo 19 de la Ley General de Sociedades Mercantiles. Después de que un dividendo haya sido decretado, la Asamblea Ordinaria de Accionistas o, en su caso, el Consejo de Administración, fijarán la fecha en que habrá de efectuarse su pago. Todos los dividendos que no sean cobrados en un período de cinco años a partir de la fecha señalada para su pago, se entenderán renunciados y cedidos en favor de la Sociedad."

"**ARTICULO TRIGESIMO SEXTO**.- Para el caso de cualquier controversia entre la Sociedad y sus accionistas, o bien, entre los accionistas por cuestiones relativas a la Sociedad, la primera y los segundos se someten expresamente a las leyes aplicables y a la jurisdicción de los tribunales competentes, de la Ciudad de México, Distrito Federal.""

"**I.2.** También se resuelve hacer constar expresamente, que los Artículos de los estatutos sociales que no se comprenden en las reformas aprobadas por esta Asamblea, no sufren cambio alguno y continúan con pleno vigor y fuerza legales en sus términos actuales."

II. Designación de Delegados Especiales para que formalicen y den cumplimiento a las resoluciones que adopte la Asamblea. Resoluciones al respecto. En el desahogo del punto II del Orden del Día, y previa la deliberación del asunto a que el mismo se refiere, la Asamblea adoptó, por unanimidad de votos, las siguientes:

RESOLUCIONES

"**II.1.** Se resuelve designar delegados de esta Asamblea a los señores licenciado Carlos Slim Domit, contador público Humberto Gutiérrez-Olvera Zubizarreta, licenciado Eduardo Valdés Acra, contador público Quintín Botas Hernández, licenciado Sergio F. Medina Noriega, licenciado Alejandro Archundia Becerra y licenciada Laura Montes Bracchini."

"**II.2.** Los Delegados que han quedado designados contarán con las facultades más amplias para que, según sea necesario o conveniente: a) Comparezcan ante Notario Público de su elección a protocolizar total o parcialmente la presente acta y para que por sí o por medio de la persona o personas que designen, se tramiten en el Registro Público de Comercio las inscripciones que sean procedentes; b) Preparen y publiquen el o los avisos que consideren procedentes en relación con las resoluciones adoptadas por la Asamblea; c) Expidan certificaciones de esta acta o de cualquiera de sus partes; y d) Realicen cualesquiera actos y gestiones que se requieran para que las resoluciones de la Asamblea queden debida y totalmente ejecutadas y formalizadas."

"II.3. En el ejercicio de sus facultades podrá actuar indistintamente cualquiera de los Delegados designados, en forma individual."

No habiendo otro asunto que tratar, se dio lectura al acta de la Asamblea y se sometió a la consideración de los accionistas, quienes unánimemente procedieron a aprobarla en los presentes términos, dándose por terminada la reunión, a las 13:27 horas, haciéndose constar que desde el inicio hasta la terminación de la misma estuvieron presentes los accionistas o sus representantes, según el caso. Firman el Presidente, el Secretario y el Comisario, para todos los efectos a que haya lugar.

Presidente	Secretario
Lic. Carlos Slim Domit	**Lic. Sergio F. Medina Noriega**

Comisario

C.P. Ernesto González Dávila.

EL SUSCRITO, EN MI CARACTER DE SECRETARIO DEL CONSEJO DE ADMINISTRACION Y DELEGADO DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V., CELEBRADA EL DIA VEINTICINCO DE ABRIL DE DOS MIL DOS, A LAS 13:15 HORAS, HAGO CONSTAR QUE EL PRESENTE DOCUMENTO, QUE CONSTA DE DIECISIETE HOJAS UTILIZADAS POR SU ANVERSO, CONCUERDA FIELMENTE CON EL ACTA APROBADA DE LA ASAMBLEA DE REFERENCIA. EXPIDO LA PRESENTE EN LA CIUDAD DE MEXICO, D.F., A LOS VEINTICINCO DIAS DEL MES DE ABRIL DE DOS MIL DOS.- - -

LIC. SERGIO MEDINA NORIEGA.

02 MAY -8 AM 10:

ACTA DE ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V.

En la Ciudad de México, Distrito Federal, domicilio social de GRUPO CARSO, S.A. DE C.V., siendo las 13:30 horas del día 25 de abril de 2002, se reunieron en el inmueble ubicado en la Av. Vasco de Quiroga No. 3800, Col. Santa Fe, Delegación Cuajimalpa, Centro Comercial Santa Fe-Tienda Sears, tercer piso, área de oficinas, con el objeto de celebrar una Asamblea General Ordinaria de Accionistas de la Sociedad, las personas cuyos nombres y el carácter con el que concurren aparecen en la Lista de Asistencia que, debidamente firmada y complementada con la documentación que acredita su respectiva personalidad, se agrega al apéndice de esta acta formando parte integrante de la misma, en atención a la convocatoria que apareció publicada en los periódicos Excélsior, El Universal y El Financiero de México, D.F., con fecha 5 de abril de 2002, de los cuales también se agrega un ejemplar al apéndice de esta acta, para formar parte integrante de la misma.

Fungió como Presidente de esta Asamblea el señor licenciado Carlos Slim Domit, Presidente del Consejo de Administración, y actuó como Secretario el señor licenciado Sergio F. Medina Noriega, en su carácter de Secretario del Consejo de Administración. También estuvo presente el C.P. Ernesto González Dávila, Comisario Propietario de la Sociedad.

El Presidente designó escrutadores a los señores licenciados Gerardo Camargo Robles y Guillermo Robles Gil Orvañanos, quienes habiendo aceptado su cargo, en el desempeño del mismo hicieron constar que en la Asamblea se encontraban representadas 862´100,495 acciones, o sea el 97.01% de las 888´652,700 acciones en circulación que integran el capital suscrito y pagado de la Sociedad a la fecha de esta reunión, por lo que el Presidente declaró legalmente instalada la Asamblea, con fundamento en lo dispuesto por el artículo 189 de la Ley General de Sociedades Mercantiles y, en lo aplicable, por el Artículo Décimo Sexto de los estatutos sociales.

Acto seguido, y de conformidad con lo previsto en el inciso c) de la fracción VI del Articulo 14 Bis 3 de la Ley del Mercado de Valores, el Secretario informó a la Asamblea que se cercioró de que la Sociedad mantuvo a disposición de los intermediarios del mercado de valores que acreditaran contar con la representación de accionistas de GRUPO CARSO, S.A. DE C.V., durante el plazo a que se refiere el Articulo 173 de la Ley General de Sociedades Mercantiles, los formularios de poderes que fueron elaborados por la propia Sociedad, mismos que reunieron los requisitos previstos en el inciso de referencia y, por otra parte, dio lectura al Orden del Día contenido en la Convocatoria publicada para la celebración de esta Asamblea, cuyo texto es el siguiente:

ORDEN DEL DIA

I. Presentación y, en su caso, aprobación del informe del Consejo de Administración relativo al ejercicio social que concluyó el 31 de diciembre de 2001, que incluye los estados financieros a esa fecha y el informe del Comisario, en los términos del Artículo 172 de la Ley General de Sociedades Mercantiles, y diversa información relacionada. Resoluciones al respecto.

II. Presentación y, en su caso, aprobación de una propuesta en relación con la aplicación de utilidades. Resoluciones al respecto.

III. Presentación y, en su caso, aprobación de una propuesta para que el monto máximo de los recursos para la adquisición de acciones propias, se determine en una cantidad igual al remanente con el que cuente la Sociedad para tal efecto en la fecha de celebración de la Asamblea, con fundamento en lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores, y adopción de las resoluciones derivadas y relacionadas con lo anterior.

IV. Ratificación, en su caso, de la gestión del Consejo de Administración por el ejercicio social de 2001. Resoluciones al respecto.

V. Designación o ratificación, según el caso, de los miembros del Consejo de Administración y de los Comisarios. Adopción de las resoluciones al respecto y de las que deriven de dicha designación.

VI. Designación de Delegados para la ejecución y formalización de las resoluciones de la Asamblea. Resoluciones al respecto.

Acto seguido, se pasó al desahogo de los puntos del Orden del día, en la forma siguiente:

I. **Presentación y, en su caso, aprobación del informe del Consejo de Administración relativo al ejercicio social que concluyó el 31 de diciembre de 2001, que incluye los estados financieros a esa fecha y el informe del Comisario, en los términos del Artículo 172 de la Ley General de Sociedades Mercantiles. Resoluciones al respecto.** . En relación con el primer punto del Orden del Día y en cumplimiento a lo dispuesto en el Artículo 172 de la Ley General de Sociedades Mercantiles, el Presidente procedió a rendir el informe del Consejo de Administración sobre la marcha y las operaciones de la Sociedad durante el ejercicio social que concluyó el 31 de diciembre de 2001, y acto seguido, presentó los Estados Financieros de la Sociedad a la fecha señalada, y por otra parte, el Comisario dio lectura a su informe. Finalmente, se presentaron a la Asamblea los Estados Financieros dictaminados de la compañía subsidiaria en la que el valor de la inversión de la Sociedad excede del 20% de su capital contable.

Habiendo sido analizada la información que fue sometida a la consideración de los accionistas conforme a lo dispuesto en el Artículo 172 de la Ley General de Sociedades Mercantiles, la Asamblea adoptó, por unanimidad de votos, las siguientes:

RESOLUCIONES

"**1.1.** Se tiene por presentado y se aprueba el Informe del Comisario en los términos en que fue presentado a la Asamblea, el cual se tiene aquí por íntegramente reproducido, como si a la letra se insertase".

"**1.2.** Se tiene por rendido y se aprueba en sus términos el Informe del Consejo de Administración que se presentó a esta Asamblea, en relación con la marcha y las operaciones de GRUPO CARSO, S.A. DE C.V., por el ejercicio social concluido el 31 de diciembre de 2001".

"**1.3.** Se tienen por presentados y se aprueban en sus términos los Estados Financieros de GRUPO CARSO, S.A. DE C.V., al 31 de diciembre de 2001".

"**1.4.** Se toma debida nota de la información a que se refiere el inciso d) del Articulo Décimo Cuarto de los estatutos sociales, por el ejercicio social concluido al 31 de diciembre de 2001, correspondiente a Grupo Condumex, S.A. de C.V., compañía subsidiaria en la que el valor de la inversión de GRUPO CARSO, S.A. de C.V., excede del 20% del capital contable de esta última, según el estado de posición financiera de la Sociedad al cierre de 2001".

"**1.5.** Agréguense al expediente de esta acta copias de los respectivos documentos a que se refieren las resoluciones que anteceden."

II.- <u>Presentación y, en su caso, aprobación de la propuesta en relación con la aplicación de utilidades. Resoluciones al respecto.</u> En el desahogo del punto II del Orden del Día, se sometió a la consideración de la Asamblea la propuesta del Consejo de Administración sobre la aplicación de utilidades. Previa la deliberación correspondiente, la Asamblea adoptó, por unanimidad de votos, las siguientes:

RESOLUCIONES

"**II.1.** Se resuelve aprobar la siguiente aplicación de utilidades:

	(Miles de Pesos)
Utilidades Acumuladas según Estados Financieros dictaminados al 31 de diciembre de 2001 que incluyen la utilidad neta del ejercicio de 2001 por la cantidad de $2,484,074 (miles de pesos), a disposición de la Asamblea General de Accionistas de la Sociedad :	$ 44,478,791
No se hace separación alguna para la reserva legal, en virtud de que ésta se encuentra satisfecha en términos de los dispuesto por el artículo 20 de la Ley General de Sociedades Mercantiles.	
Saldo de utilidades acumuladas que, además de estar a disposición de la Asamblea General de Accionistas de la Sociedad, también queda a disposición del Consejo de Administración, con excepción del importe total de la reserva legal, delegándose en este último órgano las facultades más amplias para que lo destine, total o parcialmente, según lo determine y sea procedente, a la constitución o incremento de reservas y/o a su distribución como dividendo(s) a los accionistas de la Sociedad :	$ 44,478,791

"**II.2.** Se autoriza expresamente que se corran de inmediato los asientos contables que sean procedentes, con motivo de la aplicación de utilidades que ha quedado aprobada en la resolución que antecede."

III. Presentación y, en su caso, aprobación de una propuesta para que el monto máximo de los recursos para la adquisición de acciones propias, se determine en una cantidad igual al remanente con el que cuente la Sociedad para tal efecto en la fecha de celebración de la Asamblea, con fundamento en lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores, y adopción de las resoluciones derivadas y relacionadas con lo anterior. En el desahogo del punto III del Orden del Día, y previa la deliberación sobre este asunto, la Asamblea adoptó, por unanimidad de votos, las siguientes:

RESOLUCIONES

"**III.1.** Se resuelve determinar en $899´434,000.00 M.N. el monto máximo de los recursos para la compra de acciones propias, que corresponde al remanente nominal con

el que, de conformidad con autorizaciones anteriores, cuenta la Sociedad para tal efecto en el momento de la celebración de esta Asamblea.

"**III.2.** Se aprueba que el monto máximo de recursos que ha quedado determinado pueda destinarse a la adquisición de acciones propias durante el resto del ejercicio de 2002, y que esta autorización continúe en vigor, para la realización de operaciones, hasta en tanto la Asamblea General Ordinaria de Accionistas no acuerde el monto máximo de recursos que podrá destinarse a ese fin en el ejercicio de 2003."

"**III.3** Se aprueba que, como consecuencia de lo anterior, la Sociedad proceda a realizar nuevas adquisiciones de acciones representativas del capital social de GRUPO CARSO, S.A. DE C.V., a través de la bolsa de valores, al precio corriente en el mercado, conforme a lo dispuesto en la fracción I del Artículo 14-Bis 3 de la Ley del Mercado de Valores, bajo los términos y condiciones que determinen, indistintamente, el Consejo de Administración o cualquiera de las personas responsables de la adquisición y colocación de acciones propias, que el Consejo de Administración haya designado o designe con posterioridad, para lo cual contarán, en forma enunciativa pero no limitativa, y según sea necesario o conveniente, con las siguientes facultades:

i) determinar los cargos al capital contable y/o al capital social de las compras accionarias correspondientes, comprendiéndose en dicha determinación la conversión de las acciones de que se trate en acciones de tesorería, en el caso de que las compras respectivas se realicen con cargo al capital social;

ii) determinar la o las cuentas y/o reservas a las que específicamente se aplicarán las compras que se lleguen a realizar con cargo al capital contable, estableciéndose expresamente que dicha determinación podrá comprender y afectar las utilidades netas acumuladas al 31 de diciembre de 2001;

iii) en su caso, crear una o más cuentas y/o una o más reservas del capital contable para cargar las compras accionarias que resulten; y

iv) en general, adoptar cualesquiera medidas y determinaciones que sean necesarias o convenientes para llevar a cabo la adquisición y colocación de acciones representativas del capital social de GRUPO CARSO, S.A. DE C.V."

"**III.4.** Se acuerda expresamente el que la Sociedad saque en paz y a salvo a cada uno de los miembros propietarios y suplentes del Consejo de Administración y al Presidente, Secretario y Pro-Secretario de tal órgano, a las personas responsables de la adquisición y colocación de acciones propias, así como a cualesquiera otros funcionarios, empleados delegados y apoderados de la Sociedad que participen en cualquier forma en lo relativo a la compra y colocación por la Sociedad de acciones representativas de su capital social, de cualquier reclamación o responsabilidad en que pudieren incurrir ante cualquier persona o autoridad, como consecuencia de la adopción y ejecución de las políticas y acuerdos sobre la compra de acciones propias y la tramitación y realización de las

operaciones correspondientes. La Sociedad se obliga expresamente a responder en forma ilimitada frente a dichas personas de cualquier reclamación o responsabilidad en que pudieran incurrir por cualquier causa y, de ser el caso, la Sociedad reembolsará a cada una de ellas todas y cada una de las cantidades que por tal motivo hubieren erogado, incluyendo honorarios de abogados y otros gastos."

"**III.5** Se aprueba ratificar expresamente las políticas y acuerdos sobre la adquisición y colocación de acciones propias, en los términos aprobados por el Consejo de Administración de GRUPO CARSO, S.A. DE C.V., en su sesión del 5 de marzo del 2001, conforme a lo previsto por la Circular 11-34 de la Comisión Nacional Bancaria y de Valores."

"**III.6**. Se autoriza se corran en su oportunidad los asientos contables procedentes."

IV. Ratificación, en su caso, de la gestión del Consejo de Administración por el ejercicio social de 2001. Resoluciones al respecto. En el desahogo del punto IV del Orden del Día, previa la deliberación sobre este asunto, la Asamblea adoptó, por unanimidad de votos, la siguiente:

R E S O L U C I O N

"Se ratifica expresamente la gestión del Consejo de Administración por el ejercicio social de 2001 y, consecuentemente, se libera a las personas que actuaron como Consejeros durante dicho ejercicio, de cualquier responsabilidad en que hubieren podido incurrir en el legal desempeño de sus respectivos cargos".

V. Designación o ratificación, según el caso, de los miembros del Consejo de Administración y de los Comisarios. Adopción de las resoluciones al respecto y de las que deriven de dicha designación.- En el desahogo del punto V del Orden del Día, previa la deliberación relativa al presente asunto, la Asamblea adoptó, por unanimidad de votos, las siguientes:

R E S O L U C I O N E S

"**V.1.** Se resuelve que el Consejo de Administración de GRUPO CARSO, S.A. DE C.V., estará integrado hasta por doce Consejeros Propietarios y hasta por doce Consejeros Suplentes que suplirán respectivamente a los Consejeros Propietarios por quienes queden nombrados."

"**V.2.** Se resuelve que, en lo sucesivo, el Consejo de Administración de GRUPO CARSO, S.A. DE C.V., estará integrado en la forma siguiente :

CONSEJEROS PROPIETARIOS	CONSEJEROS SUPLENTES
1.- ING. CARLOS SLIM HELU	1.- LIC. MARCO ANTONIO SLIM DOMIT
2.- LIC. CARLOS SLIM DOMIT	2.- LIC. DANIEL HAJJ ABOUMRAD
3.- ING. ANTONIO COSIO ARIÑO*	3.- ING. ANTONIO COSIO PANDO*
4.- ING. JAIME CHICO PARDO	4.- LIC. FERNANDO G. CHICO PARDO*
5.- LIC. ARTURO ELIAS AYUB	5.- LIC. EDUARDO VALDES ACRA
6.- ING. CLAUDIO X. GONZALEZ LAPORTE*	6.- LIC. DAVID IBARRA MUÑOZ*
7.- C.P. RAFAEL MOISES KALACH MIZRAHI*	7.- LIC. ALEJANDRO ABOUMRAD GABRIEL*
8.- LIC..JOSE KURI HARFUSH*	8.- LIC. IGNACIO COBO GONZALEZ*
9.- C.P. JUAN ANTONIO PEREZ SIMON*	9.- ING. MAXIMILIANO BECKER ARREOLA*
10.- ING. BERNARDO QUINTANA ISAAC*	10.- LIC. CARLOS HAJJ ABOUMRAD*
11.- LIC. AGUSTIN SANTAMARINA VAZQUEZ*	11.- ING. ALFONSO SALEM SLIM*
12.- LIC. PATRICK SLIM DOMIT	12.- C.P. HUMBERTO GUTIERREZ-OLVERA Z

* Consejeros Independientes, conforme a lo dispuesto por el Artículo 14 Bis de la Ley del Mercado de Valores.

"**V.3.** Se resuelve expresamente que, los cargos del Presidente Honorario Vitalicio, Presidente, Vicepresidente, Secretario y Pro-Secretario del Consejo de Administración, continuarán siendo ocupados por los señores Ing. Carlos Slim Helú, Lic. Carlos Slim Domit, Lic. Patrick Slim Domit, Lic. Sergio F. Medina Noriega y Lic. Alejandro Archundia Becerra, respectivamente, sin perjuicio de las facultades que los estatutos sociales confieren al Consejo de Administración en cuanto al nombramiento de los funcionarios de dicho Organo de la Sociedad."

"**V.4.** Se resuelve ratificar en este acto al señor C.P. Ernesto González Dávila como Comisario Propietario, y nombrar al señor Lic. Mario Enrique Bermúdez Dávila como Comisario Suplente."

"**V.5** Se resuelve tomar debida nota de los perfiles de los Consejeros y Comisarios, que fueron proporcionados a la Asamblea."

"**V.6.** Se resuelve que serán de $10,500.00 M.N. los honorarios que en forma individual se cubrirán a los Consejeros, Comisarios, al Secretario y, en su caso, al Pro-Secretario, por cada junta del Consejo de Administración a la que asistan, quedando sujetos los pagos a las retenciones fiscales que procedan."

VI. <u>Designación de Delegados para la ejecución y formalización de las resoluciones de la Asamblea. Resoluciones al respecto</u>. En el desahogo del punto V del Orden del Día, previa la deliberación del asunto a que el mismo se refiere, la Asamblea adoptó por unanimidad de votos, las siguientes:

RESOLUCIONES

"**VI.1.** Se resuelve designar Delegados de esta Asamblea a los señores Lic. Carlos Slim Domit, C.P. Humberto Gutiérrez Olvera Z., y a los licenciados Eduardo Valdés Acra,. Sergio F. Medina Noriega, Alejandro Archundia Becerra y Laura Montes Bracchini."

"**VI.2.** Los Delegados que han quedado designados contarán con las facultades más amplias,. para: a) Comparecer ante Notario Público de su elección a protocolizar total o parcialmente la presente acta y para que por sí o por medio de la persona o personas que designen, se tramiten en el Registro Público de Comercio las inscripciones que sean procedentes; b) Expedir certificaciones de esta acta o de cualquiera de sus partes; y c) Realizar cualesquiera actos y gestiones que se requieran para que las resoluciones de la Asamblea queden debida y totalmente ejecutadas y formalizadas."

"**VI.3.** En el ejercicio de sus facultades podrá actuar indistintamente uno de cualesquiera de los Delegados designados, en forma individual."

No habiendo otro asunto que tratar, se dio lectura al acta de la Asamblea y se sometió a consideración de los accionistas, misma que fue aprobada por unanimidad en los presentes términos, dándose por terminada la reunión a las 13:50 horas, haciéndose constar que desde el inicio hasta la terminación de la misma estuvieron presentes los accionistas o sus representantes, según el caso. Firman el Presidente, el Secretario y el Comisario en funciones, para todos los efectos a que haya lugar.

PRESIDENTE	SECRETARIO
LIC. CARLOS SLIM DOMIT	LIC. SERGIO F. MEDINA NORIEGA

COMISARIO

C.P. ERNESTO GONZALEZ DAVILA

EL SUSCRITO, EN MI CARACTER DE SECRETARIO DEL CONSEJO DE ADMINISTRACION Y DELEGADO DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V., CELEBRADA EL DIA VEINTICINCO DE ABRIL DE DOS MIL DOS, A LAS 13:30 HORAS, HAGO CONSTAR QUE EL PRESENTE DOCUMENTO, QUE CONSTA DE OCHO HOJAS UTILIZADAS POR SU ANVERSO, CONCUERDA FIELMENTE CON EL ACTA APROBADA DE LA ASAMBLEA DE REFERENCIA. EXPIDO LA PRESENTE EN LA CIUDAD DE MEXICO, D.F., A LOS VEINTICINCO DIAS DEL MES DE ABRIL DE DOS MIL DOS.---------

LIC. SERGIO MEDINA NORIEGA.

GRUPO CARSO, S.A. DE C.V.

Acta de la Asamblea ORDINARIA ANUAL de accionistas celebrada el día 25 de Abril de 2002

RESUMEN DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V., CELEBRADA EL DIA 25 DE ABRIL DE 2002.

ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

A) Se tuvo por presentado y se aprobó el Informe del Comisario en los términos en que fue presentado a la Asamblea.

B) Se tuvo por rendido y se aprobó en sus términos el Informe del Consejo de Administración que se presentó a la Asamblea, en relación con la marcha y las operaciones de GRUPO CARSO, S.A. DE C.V., por el ejercicio social concluido el 31 de diciembre de 2001.

C) Se tuvieron por presentados y se aprobaron en sus términos los Estados Financieros de GRUPO CARSO, S.A. DE C.V., al 31 de diciembre de 2001.

D) Se tomó debida nota de la información a que se refiere el inciso d) del Articulo Décimo Cuarto de los estatutos sociales, por el ejercicio social concluido al 31 de diciembre de 2001, correspondiente a Grupo Condumex, S.A. de C.V., compañía subsidiaria en la que el valor de la inversión de GRUPO CARSO, S.A. de C.V., excede del 20% del capital contable de esta última, según el estado de posición financiera de la Sociedad al cierre de 2001.

E) Se aprobó la siguiente:

APLICACIÓN DE UTILIDADES

(Miles de Pesos)

Utilidades Acumuladas según Estados Financieros dictaminados al 31 de diciembre de 2001 que incluyen la utilidad neta del ejercicio de 2001 por la cantidad de $2,484,074 (miles de pesos), a disposición de la Asamblea General de Accionistas

de la Sociedad : $ 44,478,791

No se hace separación alguna para la reserva legal, en virtud de que ésta se encuentra satisfecha en términos de los dispuesto por el artículo 20 de la Ley General de Sociedades Mercantiles.

Saldo de utilidades acumuladas que, además de estar a disposición de la Asamblea General de Accionistas de la Sociedad, también queda a disposición del Consejo de Administración, con excepción del importe total de la reserva legal, delegándose en este último órgano las facultades más amplias para que lo destine, total o parcialmente, según lo determine y sea procedente, a la constitución o incremento de reservas y/o a su distribución como dividendo(s) a los accionistas de la Sociedad

: $ 44,478,791

F) Se resolvió determinar en $899´434,000.00 M.N. el monto máximo de los recursos para la compra de acciones propias, que corresponde al remanente nominal con el que, de conformidad con autorizaciones anteriores, cuenta la Sociedad para tal efecto en el momento de la celebración de la Asamblea.

G) Se aprobó que el monto máximo de recursos que ha quedado determinado pueda destinarse a la adquisición de acciones propias durante el resto del ejercicio de 2002, y que esta autorización continúe en vigor, para la realización de operaciones, hasta en tanto la Asamblea General Ordinaria de Accionistas no acuerde el monto máximo de recursos que podrá destinarse a ese fin en el ejercicio de 2003.

H) Se aprobó que, como consecuencia de lo anterior, la Sociedad proceda a realizar nuevas adquisiciones de acciones representativas del capital social de GRUPO CARSO, S.A. DE C.V., a través de la bolsa de valores, al precio corriente en el mercado, conforme a lo dispuesto en la fracción I del Artículo 14-Bis 3 de la Ley del Mercado de Valores, bajo los términos y condiciones que determinen, indistintamente, el Consejo de Administración o cualquiera de las personas

responsables de la adquisición y colocación de acciones propias, que el Consejo de Administración haya designado o designe con posterioridad, para lo cual contarán, en forma enunciativa pero no limitativa, y según sea necesario o conveniente, con las siguientes facultades : i) determinar los cargos al capital contable y/o al capital social de las compras accionarias correspondientes, comprendiéndose en dicha determinación la conversión de las acciones de que se trate en acciones de tesorería, en el caso de que las compras respectivas se realicen con cargo al capital social, ii) determinar la o las cuentas y/o reservas a las que específicamente se aplicarán las compras que se lleguen a realizar con cargo al capital contable, estableciéndose expresamente que dicha determinación podrá comprender y afectar las utilidades netas acumuladas al 31 de diciembre de 2001; iii) en su caso, crear una o más cuentas y/o una o más reservas del capital contable para cargar las compras accionarias que resulten; y iv) en general, adoptar cualesquiera medidas y determinaciones que sean necesarias o convenientes para llevar a cabo la adquisición y colocación de acciones representativas del capital social de GRUPO CARSO, S.A. DE C.V.

I) Se acordó expresamente el que la Sociedad saque en paz y a salvo a cada uno de los miembros propietarios y suplentes del Consejo de Administración y al Presidente, Secretario y Pro-Secretario de tal órgano, a las personas responsables de la adquisición y colocación de acciones propias, así como a cualesquiera otros funcionarios, empleados delegados y apoderados de la Sociedad que participen en cualquier forma en lo relativo a la compra y colocación por la Sociedad de acciones representativas de su capital social, de cualquier reclamación o responsabilidad en que pudieren incurrir ante cualquier persona o autoridad, como consecuencia de la adopción y ejecución de las políticas y acuerdos sobre la compra de acciones propias y la tramitación y realización de las operaciones correspondientes. La Sociedad se obliga expresamente a responder

en forma ilimitada frente a dichas personas de cualquier reclamación o responsabilidad en que pudieran incurrir por cualquier causa y, de ser el caso, la Sociedad reembolsará a cada una de ellas todas y cada una de las cantidades que por tal motivo hubieren erogado, incluyendo honorarios de abogados y otros gastos.

J) Se aprobó ratificar expresamente las políticas y acuerdos sobre la adquisición y colocación de acciones propias, en los términos aprobados por el Consejo de Administración de GRUPO CARSO, S.A. DE C.V., en su sesión del 5 de marzo del 2001, conforme a lo previsto por la Circular 11-34 de la Comisión Nacional Bancaria y de Valores.

K) Se ratificó expresamente la gestión del Consejo de Administración por el ejercicio social de 2001 y, consecuentemente, se liberó a las personas que actuaron como Consejeros durante dicho ejercicio, de cualquier responsabilidad en que hubieren podido incurrir en el legal desempeño de sus respectivos cargos.

L) Se resolvió que el Consejo de Administración de GRUPO CARSO, S.A. DE C.V., estará integrado hasta por doce Consejeros Propietarios y hasta por doce Consejeros Suplentes que suplirán respectivamente a los Consejeros Propietarios por quienes queden nombrados y que estará integrado en la forma siguiente:

CONSEJEROS PROPIETARIOS CONSEJEROS SUPLENTES

1.- ING. CARLOS SLIM HELU 1.- LIC. MARCO ANTONIO SLIM DOMIT

2.- LIC. CARLOS SLIM DOMIT 2.- LIC. DANIEL HAJJ ABOUMRAD

3.- ING. ANTONIO COSIO ARIÑO* 3.- ING. ANTONIO COSIO PANDO*

4.- ING. JAIME CHICO PARDO 4.- LIC. FERNANDO G. CHICO PARDO*

5.- LIC. ARTURO ELIAS AYUB 5.- LIC. EDUARDO VALDES ACRA

6.- ING. CLAUDIO X. GONZALEZ LAPORTE* 6.- LIC. DAVID IBARRA MUÑOZ*

7.- C.P. RAFAEL MOISES KALACH MIZRAHI*

7.- LIC. ALEJANDRO ABOUMRAD GABRIEL*

8.- LIC. JOSE KURI HARFUSH* 8.- LIC. IGNACIO COBO GONZALEZ*

9.- C.P. JUAN ANTONIO PEREZ SIMON* 9.- ING. MAXIMILIANO BECKER ARREOLA*

10.- ING. BERNARDO QUINTANA ISAAC* 10.- LIC. CARLOS HAJJ ABOUMRAD*

11.- LIC. AGUSTIN SANTAMARINA VAZQUEZ* 11.- ING. ALFONSO SALEM SLIM*

12.- LIC. PATRICK SLIM DOMIT 12.- C.P. HUMBERTO GUTIERREZ-OLVERA Z

* Consejeros Independientes, conforme a lo dispuesto por el Artículo 14 Bis de la Ley del Mercado de Valores.

M) Se resolvió expresamente que, los cargos de Presidente Honorario Vitalicio, Presidente, Vicepresidente, Secretario y Pro-Secretario del Consejo de Administración, continuarán siendo ocupados por los señores Ing. Carlos Slim Helú, Lic. Carlos Slim Domit, Lic. Patrick Slim Domit, Lic. Sergio F. Medina Noriega y Lic. Alejandro Archundia Becerra, respectivamente, sin perjuicio de las facultades que los estatutos sociales confieren al Consejo de Administración en cuanto al nombramiento de los funcionarios de dicho Órgano de la Sociedad. Asimismo, se resolvió ratificar al señor C.P. Ernesto González Dávila como Comisario Propietario, y nombrar al señor Lic. Mario Enrique Bermúdez Dávila como Comisario Suplente.

N)

Se resolvió tomar debida nota de los perfiles de los Consejeros y Comisarios, que fueron proporcionados a la Asamblea.

O) Se resolvió que serán de $10,500.00 M.N. los honorarios que en forma individual se cubrirán a los Consejeros, Comisarios, al Secretario y, en su caso, al Pro-Secretario, por cada junta del Consejo de Administración a la que asistan, quedando sujetos los pagos a las retenciones fiscales que procedan.

P)

Se resolvió designar Delegados de la Asamblea a los señores Lic. Carlos Slim Domit, C.P. Humberto Gutiérrez -Olvera Z., y a los licenciados Eduardo Valdés Acra, Sergio F. Medina Noriega, Alejandro Archundia Becerra y Laura Montes Bracchini, quienes contarán con las facultades más amplias, para: a) Comparecer

ante Notario Público de su elección a protocolizar total o parcialmente la presente acta y para que por sí o por medio de la persona o personas que designen, se tramiten en el Registro Público de Comercio las inscripciones que sean procedentes; b) Expedir certificaciones del acta de la Asamblea o de cualquiera de sus partes; y c) Realizar cualesquiera actos y gestiones que se requieran para que las resoluciones de la Asamblea queden debida y totalmente ejecutadas y formalizadas. En el ejercicio de sus facultades, se resolvió que podrá actuar indistintamente uno de cualesquiera de los Delegados designados, en forma individual.

Presidente | Secretario

México, D.F., 25 de Abril de 2002

Secretario del Consejo de Administración

Acta de la Asamblea EXTRAORDINARIA de accionistas celebrada el día 25 de Abril de 2002

RESUMEN DE LOS ACUERDOS ADOPTADOS EN LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE GRUPO CARSO, S.A. DE C.V., CELEBRADA EL DIA 25 DE ABRIL DE 2002.

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS

A) Se resolvió reformar los Artículos: Séptimo, Decimoquinto, Decimosexto, Decimoctavo, Decimonoveno, Vigésimo, Vigésimo Primero, Vigésimo Cuarto, Vigésimo Sexto, Vigésimo Séptimo, Vigésimo Octavo, Trigésimo Primero, Trigésimo Tercero y adicionar el artículo Trigésimo Sexto de los estatutos sociales, para quedar redactados en la forma siguiente:

"ARTICULO SEPTIMO.- Las sociedades en las cuales esta Sociedad tenga la titularidad de la mayoría de las acciones o partes sociales, no deberán directa o indirectamente invertir en acciones de la misma, ni de ninguna otra sociedad que sea accionista mayoritaria de la presente Sociedad, o que sin serlo tengan aquéllas conocimiento que es accionista de ésta.

Mientras que las acciones representativas del Capital Social de la Sociedad estén inscritas en el Registro Nacional de Valores, la Sociedad podrá adquirir acciones representativas de su capital social, a través de la Bolsa de Valores, a precio corriente en el mercado, en los términos del Artículo 14 Bis 3 de la Ley del Mercado de Valores, sin que sea aplicable la prohibición establecida en el primer párrafo del Artículo 134 de la Ley General de Sociedades Mercantiles, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia emisora o, en su caso, al capital social en el evento de que se resuelva convertirlas en acciones de tesorería, en cuyo

supuesto, no se requerirá de resolución de asamblea de accionistas. La Asamblea General Ordinaria de Accionistas deberá acordar expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a ese fin, en ningún caso exceda el saldo total de las utilidades netas de la Sociedad, incluyendo las retenidas. Por su parte, el Consejo de Administración deberá designar al efecto a la o las personas responsables de la adquisición y colocación de acciones propias. En tanto pertenezcan las acciones a la Sociedad, no podrán ser representadas en asambleas de accionistas de cualquier clase.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de tesorería a que se refiere el párrafo anterior, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el publico inversionista, sin que para éste último caso, el aumento de capital social correspondiente, requiera resolución de asamblea de accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

Mientras que las acciones representativas del capital social estén inscritas en el Registro Nacional de Valores, será aplicable, para todos los efectos a que haya lugar, la siguiente cláusula: En el caso de cancelación de la inscripción de las acciones de la Sociedad en la Sección de Valores del Registro Nacional de Valores, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de ley, los accionistas que detenten el control de la Sociedad en ese momento, se obligan a realizar una oferta pública de compra, previamente a la cancelación, al precio que resulte más alto entre: (i) el promedio del cierre de las operaciones que se hubieren efectuado durante los treinta días en que hubieran cotizado las acciones, previos a la fecha de la oferta, y (ii) el valor contable de la acción

de acuerdo al último reporte trimestral, presentado a la propia Comisión y a la Bolsa Mexicana de Valores antes de la Oferta, salvo que la Comisión Nacional Bancaria y de Valores al resolver la autorización de la oferta pública de compra de acciones tendiente a la cancelación de la inscripción referida, autorice un precio distinto. La reforma del presente párrafo requerirá: (i) de la aprobación previa de la Comisión Nacional Bancaria y de Valores y (ii) del acuerdo de la Asamblea Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social."

"ARTICULO DECIMOQUINTO.- Las Asambleas Generales de Accionistas serán convocadas por el Consejo de Administración, por el Presidente del Consejo de Administración, o por un Comisario, o por la autoridad judicial, en su caso. Los accionistas que representen cuando menos el 10% (diez por ciento) del capital social podrán solicitar se convoque a una Asamblea General de Accionistas, en los términos señalados en el Artículo 184 de la Ley General de Sociedades Mercantiles.

La convocatoria deberá publicarse en uno de los periódicos de mayor circulación en el domicilio de la Sociedad, por lo menos quince días naturales antes de la fecha señalada para la reunión. Dicha convocatoria deberá contener el Orden del Día, o sea la lista de los asuntos que deban tratarse en la Asamblea, así como la fecha, lugar y hora en que deba celebrarse. Desde el momento en que se publique la convocatoria para las asambleas de accionistas, deberán estar a disposición de los mismos, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el Orden del Día.

En caso de segunda o ulterior convocatoria, ésta deberá ser publicada por lo menos ocho días antes de la fecha señalada para la reunión."

"ARTICULO DECIMOSEXTO.- Para que una Asamblea General Ordinaria se considere legalmente instalada en virtud de primera convocatoria, deberá estar

representada, por lo menos, la mitad del capital social. En caso de segunda o ulterior convocatoria, la Asamblea General Ordinaria se considerará legalmente instalada cualquiera que sea el número de acciones representadas.

Para que las resoluciones de la Asamblea General Ordinaria sean válidas deberán tomarse siempre, por lo menos, por la mayoría de los votos presentes.

Para que una Asamblea General Extraordinaria se considere legalmente instalada en virtud de primera convocatoria, deberá estar representado, por lo menos, el 75% del capital social. En caso de segunda o ulterior convocatoria, para que la Asamblea General Extraordinaria se considere legalmente instalada, deberá estar representado, por lo menos, el 50% del capital social.

Para que las resoluciones de la Asamblea General Extraordinaria sean válidas, deberán tomarse siempre por el voto favorable del número de acciones que representen, por lo menos, la mitad del capital social.

Los accionistas con acciones con derecho a voto, que reúnan cuando menos el 10% (diez por ciento) de las acciones representadas en una asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el Artículo 199 de la Ley General de Sociedades Mercantiles.

Los accionistas con acciones con derecho a voto, que representen cuando menos el 20% (veinte por ciento) del capital social, podrán oponerse judicialmente a las resoluciones de las asambleas generales, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del Artículo 201 de la Ley General de Sociedades Mercantiles, siendo igualmente aplicable el Artículo 202 de la citada ley."

"ARTICULO DECIMOCTAVO.- Para concurrir a las Asambleas Generales, los Accionistas deberán obtener sus respectivas tarjetas de admisión en el domicilio y con la anticipación que señalen las convocatorias correspondientes, contra la entrega de una constancia de que sus acciones se encuentran depositadas en

alguna institución de crédito del país o del extranjero o en una casa de bolsa de la República Mexicana. Tratándose de acciones depositadas en alguna Institución para el Depósito de Valores, las tarjetas de admisión se expedirán contra la entrega que se haga a la Sociedad de las respectivas constancias y, en su caso, de los listados complementarios, que se prevén en el Artículo 78 de la Ley del Mercado de Valores.

Los Accionistas tendrán un voto por cada acción de que sean propietarios y podrán hacerse representar por medio de apoderado autorizado mediante simple carta poder en todas las Asambleas que se celebren.

En adición a lo anterior, y mientras que las acciones representativas del capital social estén inscritas en el Registro Nacional de Valores:

a) Las personas que acudan en representación de los accionistas a las asambleas de la Sociedad, podrán acreditar su personalidad mediante poder otorgado en formularios elaborados por la propia Sociedad, que reúnan los requisitos previstos en el inciso c), fracción VI, Artículo 14 Bis 3 de la Ley del Mercado de Valores;

b) La Sociedad deberá mantener a disposición de los intermediarios del mercado de valores que acrediten contar con la representación de los accionistas de la propia Sociedad, durante el plazo a que se refiere el Artículo 173 de la Ley General de Sociedades Mercantiles, los formularios de los poderes, a fin de que aquéllos puedan hacerlos llegar con oportunidad a sus representados; y

c) El Secretario del Consejo de Administración de la Sociedad estará obligado a cerciorarse de la observancia de lo dispuesto anteriormente e informar sobre ello a la asamblea, lo que se hará constar en el acta respectiva.

Los miembros del Consejo de Administración, el Director General o los Comisarios no podrán representar a ningún accionista en ninguna Asamblea Ordinaria o Extraordinaria.

Los miembros del Consejo de Administración, el Director General y los Comisarios

no podrán votar en las deliberaciones relativas a la aprobación de los informes a que se refieren los Artículos 166 en su Fracción IV y 172 en su enunciado general, ambos de la Ley General de Sociedades Mercantiles, o a su responsabilidad."

"ARTICULO DECIMONOVENO.- Las Asambleas serán presididas por el Presidente del Consejo de Administración o, en su ausencia, por el Vicepresidente si lo hubiera, y en ausencia de este último, por el Consejero que cuente con facultades de dicho Consejo para suplir al Presidente en esa función, o a falta de ellos, por quien fuere designado por los Accionistas presentes o representados en la Asamblea.

Actuará como Secretario el del Consejo o, en su defecto, el Pro-Secretario, si lo hubiera o, en su defecto, la persona que designen los Accionistas presentes o representados en la Asamblea.

Al iniciarse las Asambleas, la persona que presida nombrará dos escrutadores para que determinen el número de acciones presentes y el porcentaje que representen del capital social. Todas las actas de las Asambleas de Accionistas, ya sean ordinarias o extraordinarias, serán firmadas por el Presidente y por el Secretario de la Asamblea, así como por el Comisario o Comisarios en funciones que concurran. Las actas se asentarán en el libro respectivo. Cuando no pudiere asentarse el acta de una asamblea en el libro respectivo se protocolizará ante Notario Público.

Las actas de las Asambleas Extraordinarias de Accionistas, serán protocolizadas ante Notario Público y se inscribirán en el Registro Público de Comercio."

"ARTICULO VIGESIMO.- La dirección, administración y manejo de todos los asuntos, bienes e intereses de la Sociedad, estarán confiados a un Consejo de Administración compuesto por un número de Consejeros Propietarios no menor de cinco y por el número de Consejeros Suplentes que resuelva nombrar la Asamblea hasta por un número igual al de los miembros propietarios, los que serán electos

por el término de un año y durarán en su cargo hasta que sus sustitutos hayan sido designados y hayan tomado posesión de sus puestos. No será requisito el que los Consejeros sean Accionistas."

Cualquier Accionista o grupo de Accionistas que representen cuando menos un 25% del total de las acciones tendrán derecho a nombrar un Consejero. Este porcentaje será del 10% mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores.

Si alguno o algunos de los tenedores de acciones designan Consejeros haciendo uso del derecho que se establece en el párrafo anterior, los demás Consejeros serán designados por mayoría simple de votos, sin computar los votos que corresponden a los accionistas minoritarios que hayan hecho la designación o designaciones mencionadas.

La designación de cualquier Consejero Propietario o Suplente hecha por el grupo minoritario de accionistas, sólo podrá ser revocada cuando lo sean igualmente todos los demás Consejeros a menos que la remoción obedezca a causa justificada de acuerdo con la Ley General de Sociedades Mercantiles.

Los miembros del Consejo de Administración no incurrirán en ninguna responsabilidad personal respecto de aquéllos con quienes contraten en nombre de la Sociedad, y únicamente tendrán para con ésta la responsabilidad inherente a su mandato y la derivada de las obligaciones que la Ley y estos Estatutos les imponen.

Únicamente, para los efectos administrativos de la Ley del Mercado de Valores, en la operación del Consejo de Administración se procurará cumplir con los siguientes principios:

I. El Consejo de Administración no tendrá más de 20 (veinte) miembros.

II.

Al menos el 25% (veinticinco por ciento) de los miembros del consejo deberán ser independientes en los términos de lo previsto por el Artículo14 Bis de la

Ley del Mercado de Valores.

III. Por cada consejero propietario se designará su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter.

IV. El reporte del comité de auditoría deberá presentarse a la asamblea de accionistas.

Los requisitos previstos en el párrafo anterior y sus incisos, no son formalidades que requieran estos estatutos, no generarán ni le otorgarán el derecho a los accionistas o a terceros, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos."

"ARTICULO VIGESIMO PRIMERO.- Ni los miembros del Consejo de Administración ni, en su caso, los miembros del Comité Ejecutivo, o de cualquier otro Comité, incluyendo el Comité de Auditoría, ni los administradores y gerentes requerirán otorgar garantía para asegurar el cumplimiento de las responsabilidades que pudieran contraer en el desempeño de su cargo, salvo que la Asamblea de Accionistas que los designe establezca expresamente dicha obligación.

En su caso, la garantía no será devuelta a los Consejeros sino hasta que las cuentas correspondientes al período en el que hayan fungido con tal carácter sean debidamente aprobadas por una Asamblea General.

Mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores, los accionistas que representen cuando menos el 15% (quince por ciento) del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores, siempre que se satisfagan los requisitos establecidos en el Artículo 163 de la Ley General de Sociedades Mercantiles. Dicha acción podrá ejercerse también respecto de los comisarios e integrantes del comité de

auditoría, ajustándose al citado precepto legal."

"ARTICULO VIGESIMO CUARTO.- El Consejo de Administración tendrá los derechos y las obligaciones que le correspondan de acuerdo con la Ley y los presentes Estatutos y contará con las facultades más amplias para adoptar todos los acuerdos y llevar a cabo todos los actos, de cualquier naturaleza, que sean necesarios o convenientes para la realización del objeto de la Sociedad, excepción hecha de las expresamente reservadas por la Ley o por estos estatutos a las Asambleas de Accionistas.

El Consejo de Administración tendrá reservadas privativamente, respecto de cualquier otro órgano de administración, funcionario o apoderado de esta Sociedad, las facultades siguientes: a) Nombrar y remover al Director General de la Sociedad; b) Determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de la Sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que ésta sea titular de la mayoría de las acciones; c) Aprobar, previa autorización de la Asamblea General Ordinaria de Accionistas, la adquisición o enajenación de acciones, o el ejercicio del derecho de retiro, cuando se trate de los supuestos previstos en los incisos a), b) y c) del Artículo Vigésimo Quinto de estos Estatutos; d) Discutir y, en su caso, emitir las resoluciones que considere procedentes en relación con los actos y acuerdos del Comité Ejecutivo de esta Sociedad, que se contengan en los informes de actividades que dicho órgano le deberá presentar conforme a lo previsto al respecto en estos estatutos; e) Establecer sucursales o agencias de la Sociedad; f) Aprobar la transmisión en cualquier forma de toda clase de marcas registradas, patentes de invención y derechos de autor; g) Designar a la o a las personas responsables de la adquisición y colocación de acciones propias, para los efectos de lo dispuesto por el Artículo 14 Bis 3, fracción I de la Ley del Mercado de Valores; h) La facultad indelegable de aprobar las operaciones que se aparten del giro

ordinario de negocios y que pretendan celebrarse entre la Sociedad y sus socios, con personas que formen parte de la administración de la Sociedad o con quienes dichas personas mantengan vínculos patrimoniales o, en su caso, de parentesco por consanguinidad o afinidad hasta el segundo grado, el cónyuge o concubinario; la compra o venta del 10% (diez por ciento) o más del activo; el otorgamiento de garantías por un monto superior al 30% (treinta por ciento) de los activos, así como operaciones distintas de las anteriores que representen más del 1% (uno por ciento) del activo de la Sociedad. Los miembros del Consejo de Administración serán responsables de las resoluciones a que lleguen con motivo de los asuntos a que se refiere este inciso h), salvo en el caso establecido por el Articulo 159 de la Ley General de Sociedades Mercantiles; i) Constituir un comité de auditoría, el cual se integrará en la forma y términos que a continuación se indican:

1. El Comité de Auditoría estará integrado con consejeros, de los cuales el Presidente y la mayoría de ellos deberán ser independientes y contará con la presencia del o los comisarios de la Sociedad, quienes asistirán a sus reuniones en calidad de invitados con derecho a voz y sin voto.
2. El Comité de Auditoría tendrá, entre otras, las siguientes funciones: i) Elaborar un reporte anual sobre sus actividades y presentarlo al Consejo de Administración; ii) Opinar sobre transacciones con personas relacionadas a que alude el inciso h) del presente Artículo Vigésimo Cuarto, y iii) Proponer la contratación de especialistas independientes en los casos en que lo juzgue conveniente, a fin de que expresen su opinión respecto de las transacciones a que se refiere el inciso h) del presente Artículo Vigésimo Cuarto.
3. El Comité de Auditoría podrá establecer las normas que regulen su funcionamiento, y j) Todas aquéllas otras facultades que le fueren reservadas privativamente por la Ley."

"ARTICULO VIGESIMO SEXTO.- El Consejo de Administración representará a la

Sociedad con las facultades más amplias de un apoderado general para: a) Pleitos y Cobranzas, en los términos del párrafo primero del Artículo 2,554 del Código Civil para el Distrito Federal y de sus Artículos correlativos del Código Civil Federal y los respectivos Códigos Civiles de todos los Estados de la República Mexicana, con todas las facultades generales y aún con las especiales que de acuerdo con la Ley requieran cláusula especial, particularmente las previstas por el Artículo 2,587 del mismo ordenamiento y de sus Artículos correlativos de los demás Códigos Civiles mencionados. De manera enunciativa pero no limitativa se mencionan, entre otras facultades del Consejo, las siguientes: I.- Para desistirse. II.- Para transigir. III.- Para comprometer en árbitros. IV.- Para absolver y articular posiciones. V.- Para hacer cesión de bienes. VI.- Para recusar. VII.- Para recibir pagos. VIII.- Para presentar denuncias y querellas en materia penal y para desistirse de ellas y otorgar perdón cuando lo permita la Ley. IX.- Para promover el juicio de amparo y desistirse de él. Esta representación y facultades podrán ejercitarse ante particulares y ante toda clase de autoridades administrativas o judiciales, inclusive de carácter federal o local y ante las Juntas de Conciliación y Arbitraje, Locales o Federales y Autoridades de Trabajo. b) Actos de Administración, en los términos del párrafo segundo del Artículo 2,554 del Código Civil para el Distrito Federal y de sus Artículos correlativos del Código Civil Federal y los respectivos Códigos Civiles de todos los Estados de la República Mexicana. c) Actos de Dominio y Otorgar, Suscribir y Avalar Títulos de Crédito, en los términos del párrafo tercero del Artículo 2,554 del Código Civil para el Distrito Federal y de sus Artículos correlativos del Código Civil Federal y de los respectivos Códigos Civiles de todos los Estados de la República Mexicana, y del Artículo 9o. de la Ley General de Títulos y Operaciones de Crédito.

El Consejo de Administración también contará con las siguientes facultades:

(i)

para sustituir o delegar en todo o en parte estos poderes, y otorgar poderes generales y especiales bajo los términos y con las facultades que consideren necesarias o convenientes, debiéndose reservar dicho órgano el ejercicio de los presentes poderes, siempre y en cualquier caso, el cual contará también con la facultad de revocar las sustituciones o poderes que éste otorgue o que llegue a otorgar cualquier otro órgano o apoderado de la sociedad; y

(ii) para que, al sustituir o delegar en todo o en parte estos poderes a terceros, y al otorgarles poderes generales o especiales bajo los términos y con las facultades que el propio Consejo considere necesarias o convenientes, transmita a dichos terceros, a su vez, total o parcialmente, las facultades contenidas en el inciso (i) que antecede, a fin de que esos terceros puedan, hasta donde se les faculte en cada caso particular, realizar lo siguiente:

Sustituir o delegar en todo o en parte sus respectivos poderes, y otorgar poderes generales o especiales bajo los términos y con las facultades que consideren necesarias o convenientes, debiéndose reservar dichos terceros el ejercicio de sus poderes, siempre y en cualquier caso, quienes, de habérseles facultado, también podrán revocar las sustituciones o poderes que ellos otorguen o que hayan sido otorgados por cualesquiera otros órganos o apoderados de la Sociedad."

"ARTICULO VIGESIMO SEPTIMO.- El Consejo de Administración se reunirá por lo menos una vez cada tres meses en la Ciudad de México o en cualquier lugar de la República Mexicana, que para tal efecto se señale, y en las fechas que para tal propósito establezca el propio Consejo. A estas juntas deberán ser convocados los miembros del Consejo, por el Presidente del mismo, o a través del Secretario o del Pro-Secretario de dicho cuerpo colegiado.

Además de las juntas regulares a que se alude anteriormente, el Consejo de Administración se reunirá siempre que por cualquier medio fehaciente sean citados para tal efecto sus miembros con una anticipación no menor de cinco días

naturales, por el Presidente o por al menos el 25% (veinticinco por ciento) de los Consejeros o por uno de los Comisarios o por el Secretario o por el Pro-Secretario. Los Comisarios deberán ser citados a todas las Sesiones del Consejo, a las que podrán asistir con voz pero sin voto."

"ARTICULO VIGESIMO OCTAVO.- En las Juntas del Consejo de Administración: Cada Consejero Propietario tendrá derecho a un voto. Los Consejeros Suplentes, únicamente tendrán derecho a votar cuando asistan y actúen en ausencia de Consejeros Propietarios. Se requerirá la asistencia de una mayoría de Consejeros con derecho a voto para que una Junta del Consejo de Administración quede legalmente instalada. Las decisiones del Consejo de Administración serán válidas cuando se tomen, por lo menos, por la mayoría de los Consejeros con derecho a voto que estén presentes en la Junta legalmente instalada de que se trate. En caso de empate, el Presidente decidirá con voto de calidad.

Las actas correspondientes a las Juntas del Consejo de Administración deberán ser firmadas por el Presidente y el Secretario de la Junta de que se trate, y por el o los Comisarios en funciones que hubieran concurrido.

De conformidad con lo previsto en el último párrafo del Artículo 143 de la Ley General de Sociedades Mercantiles, el Consejo de Administración podrá válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en sesión formal; de igual forma lo podrá hacer el Comité Ejecutivo.

Los acuerdos que se tomen fuera de sesión deberán ser aprobados, en todos los casos, por el voto favorable de la totalidad de los miembros propietarios del órgano de que se trate o, en caso de ausencia temporal, definitiva o incapacidad de alguno de ellos, con el voto favorable del miembro suplente que corresponda, de conformidad con las siguientes disposiciones:

I. El Presidente o uno de cualesquiera de los Vice-Presidentes, por su propia iniciativa o a petición del Comisario o de cualesquiera dos miembros propietarios del Consejo de Administración o del Comité Ejecutivo, deberá

comunicar a todos los miembros propietarios o, en su caso, suplentes del órgano social de que se trate y al Comisario, en forma verbal o escrita y por el medio que estime conveniente, de los acuerdos que se pretendan tomar fuera de sesión y las razones que los justifiquen. Asimismo, el Presidente deberá proporcionar a todos ellos, en caso de que lo solicitaren, toda la documentación y aclaraciones que requieran al efecto. El Presidente podrá auxiliarse de uno o más miembros del Consejo o del Comité que él determine, o del Secretario o el Pro-Secretario, para realizar las comunicaciones referidas.

II. En el caso de que la totalidad de los miembros propietarios del Consejo o del Comité Ejecutivo o, en su caso, los suplentes cuyo voto se requiera, manifestaren verbalmente al Presidente o a los miembros que lo auxilien su consentimiento con los acuerdos o resoluciones que se les hubieren sometido a consideración, deberán confirmar por escrito su consentimiento a más tardar el segundo día hábil siguiente a la fecha en que lo hubieren manifestado en la forma que se establece en la Fracción III siguiente. La confirmación escrita se deberá enviar al Presidente y/o al Secretario y/o al Pro-Secretario a través del correo, telex, telefax, telegrama o mensajería, o a través de cualquier otro medio que garantice que la misma se reciba dentro de los dos días hábiles siguientes.

III. Para los efectos de lo previsto en la Fracción II anterior, el Presidente deberá enviar por escrito a cada uno de los miembros del órgano de que se trate, ya sea directamente o a través de las personas que lo auxilien, un proyecto de acta o los acuerdos o resoluciones que se pretendan adoptar fuera de sesión y cualquier otra documentación que estime necesaria, con el propósito de que, en su caso, una vez hechas las modificaciones que se requieran, el proyecto de acta o los acuerdos o las resoluciones de que se trate sean reenviados al Presidente y/o al Secretario y/o al Pro-Secretario, debidamente firmado de conformidad al calce, por cada uno de los miembros correspondientes del Consejo o del Comité

Ejecutivo, según sea el caso.

IV. Una vez que el Presidente y/o el Secretario y/o el Pro-Secretario reciban las confirmaciones por escrito de la totalidad de los miembros correspondientes del órgano de que se trate, procederán de inmediato a asentar el acta aprobada o la que al efecto se levante, en el libro de actas respectivo, la cual contendrá la totalidad de las resoluciones tomadas, misma que, en este caso, se legalizará con la firma del Presidente y del Secretario en funciones. La fecha del acta señalada será aquélla en la cual se obtuvo el consentimiento verbal o escrito de todos los miembros de que se trate, aun cuando en tal momento no se hubieren recibido las confirmaciones por escrito, mismas que una vez recibidas deberán integrarse a un expediente que al efecto deberá llevar la Sociedad. Asimismo, deberán integrarse a dicho expediente las observaciones por escrito que en su caso hubiere hecho el Comisario al proyecto de resoluciones respectivo."

"ARTICULO TRIGESIMO PRIMERO.- La Asamblea General Ordinaria podrá nombrar hasta dos Comisarios Propietarios y hasta dos Comisarios Suplentes, según lo estime conveniente, sin perjuicio de que cualquier accionista o grupo de accionistas que representen cuando menos el 25% de las acciones que integran el Capital Social, pueda designar un Comisario Propietario y un Comisario Suplente además de los designados por la mayoría. Este porcentaje será del 10% mientras la Sociedad tenga inscritas sus acciones en la Bolsa de Valores.

El o los Comisarios tendrán a su cargo la vigilancia de la Sociedad y los derechos y obligaciones que les fije esta escritura y los Artículos 164 y siguientes de la Ley General de Sociedades Mercantiles y durarán en su cargo un año o hasta que sus sucesores sean electos y tomen posesión de sus puestos.

Los Comisarios no requerirán otorgar garantía para asegurar el cumplimiento de las responsabilidades que pudieran contraer en el desempeño de su cargo, salvo que la Asamblea de Accionistas que los designe establezca expresamente dicha obligación.

Los Comisarios deberán ser convocados, además de a las sesiones del Consejo de Administración, a todas las sesiones de aquellos órganos intermedios de consulta en los que el Consejo de Administración haya delegado alguna facultad."

"ARTICULO TRIGESIMO TERCERO.- De las utilidades netas que arrojen los estados financieros debidamente aprobados por la Asamblea General de Accionistas, se separará anualmente un 5%, cuando menos, para constituir, incrementar o, en su caso, reponer el fondo de reserva que marca la Ley, hasta que dicho fondo de reserva sea equivalente al 20% del capital social pagado de la Sociedad, y también se separarán, en su caso, las cantidades que la Asamblea General de Accionistas de la Sociedad llegare a acordar para constituir los fondos extraordinarios, especiales o adicionales que se estimen convenientes o para la creación o incremento de reservas generales o especiales. El resto de las utilidades podrá aplicarse y repartirse de la manera que se determine en la Asamblea General de Accionistas.

La distribución de utilidades se regirá según lo dispuesto por el Artículo 19 de la Ley General de Sociedades Mercantiles. Después de que un dividendo haya sido decretado, la Asamblea Ordinaria de Accionistas o, en su caso, el Consejo de Administración, fijarán la fecha en que habrá de efectuarse su pago. Todos los dividendos que no sean cobrados en un período de cinco años a partir de la fecha señalada para su pago, se entenderán renunciados y cedidos en favor de la Sociedad."

"ARTICULO TRIGESIMO SEXTO.- Para el caso de cualquier controversia entre la Sociedad y sus accionistas, o bien, entre los accionistas por cuestiones relativas a la Sociedad, la primera y los segundos se someten expresamente a las leyes aplicables y a la jurisdicción de los tribunales competentes, de la Ciudad de México, Distrito Federal."

B) Se resolvió hacer constar expresamente, que los Artículos de los estatutos sociales que no se comprenden en las reformas aprobadas por la Asamblea, no

sufren cambio alguno y continúan con pleno vigor y fuerza legales en sus términos actuales.

C) Se resolvió designar Delegados de la Asamblea a los señores Lic. Carlos Slim Domit, C.P. Humberto Gutiérrez-Olvera Z., Lic. Eduardo Valdés Acra, C.P. Quintín Humberto Botas Hernández, Lic. Sergio F. Medina Noriega, Lic. Alejandro Archundia Becerra y Lic. Laura Montes Bracchini, quienes contarán con las facultades más amplias, para: a) Comparecer ante Notario Público de su elección a protocolizar total o parcialmente la presente acta y para que por sí o por medio de la persona o personas que designen, se tramiten en el Registro Público de Comercio las inscripciones que sean procedentes; b) Expedir certificaciones del acta de la asamblea o de cualquiera de sus partes; y c) Realizar cualesquiera actos y gestiones que se requieran para que las resoluciones de la Asamblea queden debida y totalmente ejecutadas y formalizadas. En el ejercicio de sus facultades, se resolvió que podrá actuar indistintamente uno de cualesquiera de los Delegados designados, en forma individual.

Presidente

Secretario

México, D.F., 25 de Abril de 2002

Secretario del Consejo de Administración

GRUPO CARSO, S.A. DE C.V.

LISTA DE ASISTENCIA DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS, CELEBRADA EL 25 DE ABRIL DE 2002 A LAS 13:15 HORAS, LA CUAL, JUNTO CON SUS ANEXOS, FORMA PARTE INTEGRANTE DEL ACTA DE DICHA ASAMBLEA.

HOJA 1

LISTA DE ASISTENCIA:

ACCIONISTA	ACCIONES Y VOTOS	EXHIBIÓ CÉDULA (S) DEL R.F.C. DEL (DE LOS) ACCIONISTA (S)	FIRMA
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V., CASA DE BOLSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR ALTAGRACIA GUTIÉRREZ GARCÍA Y/O HUMBERTO REAL VÁZQUEZ Y/O ISMAEL GUTIÉRREZ MEDINA Y/O JUAN MERLOS ESTRADA Y/O RICARDO VELÁSQUEZ LÓPEZ Y/O ALFONSO RAMOS SANDOVAL Y/O ANA MARÍA MIRELES TORRES Y/O ANA PAULA SUÁREZ COVIAN Y/O ANGEL HERNÁNDEZ SALAZAR Y/O ANTONIO GUADARRAMA RODRÍGUEZ Y/O CECILIA DEL CASTILLO SOLTERO Y/O CLAUDIA MEDINA RUÍZ Y/O EDUARDO ESTRADA LÓPEZ Y/O ERNESTO ROSALES CARVAJAL Y/O STEPHAAN PEETERS NOLLET Y/O FERNANDA PALOMAR NUALART Y/O LUIS FELIPE VALLARINO MEDINA Y/O MANUEL ZAPATA RAMÍREZ Y/O OMAR SAAVEDRA SÁNCHEZ Y/O OMAR YADID TABOADA Y/O RAFAEL PABLO URQUÍA Y/O TARIK RAMÍREZ FUENTES Y/O JUAN MANUEL MARQUEZ GONZÁLEZ.	2,808,716	no	[signature] Omar Saavedra Sánchez
BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR C.P. GERARDO CAMARGO ROBLES Y/O ING. GUILLERMO ROBLES GIL ORVAÑANOS.	6,084,775	NO	[signature] Gerardo Camargo
BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA, COMO FIDUCIARIO EN EL FIDEICOMISO No.0045 INBURSA ACCIONES *A, POR CUENTA DE INVERSIONISTAS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE INVERSIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR C.P. GERARDO CAMARGO ROBLES Y/O ING. GUILLERMO ROBLES GIL ORVAÑANOS.	100,085,262	NO	[signature] Gerardo Camargo

02 MAY -8 AM 10:21

INVERSORA BURSÁTIL, S.A. DE C.V., CASA DE BOLSA, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR FELIPE LUNA ARANZOLO.	18,300	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXX
INVERSORA BURSÁTIL, S.A. DE C.V., CASA DE BOLSA, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR NOEL SOUZA CARVAJAL Y/O AMADA GÓMEZ DE SOUZA.	596,000	Sí	
INVERSORA BURSÁTIL, S.A. DE C.V., CASA DE BOLSA, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR C.P. GERARDO CAMARGO ROBLES Y/O ING. GUILLERMO ROBLES GIL ORVAÑANOS.	743,231,396	NO	Gerardo Camargo
BANCO INTERNACIONAL, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BITAL, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. RAÚL M. OCHOA TORRES Y/O LIC. GUILLERMO AGUILERA ALEJO.	9	NO	Guillermo Aguilera
CASA DE BOLSA BITAL, S.A. DE C.V., GRUPO FINANCIERO BITAL, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. RAÚL M. OCHOA TORRES Y/O LIC. GUILLERMO AGUILERA ALEJO.	569,704	NO	Guillermo Aguilera
BBVA BANCOMER S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR JOSÉ ÁNGEL MONTAÑO Y/O RODRIGO G. SANTOS Y/O ELIZABETH BARRERA AGUILAR Y/O CARLOS M. PÉREZALONSO EGUÍA Y/O RAMÓN CAMPOS HERNÁNDEZ Y/O CARLOS A. SÁMANO CABALLERO.	1,028,180	No	José Montaño

CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR INDIRA CONTRERAS Y/O MARCELA MARTÍNEZ Y/U OLIVIA COLÍN.	1,523,245	XXXXXXXXXX	XXXXXXXXXXXXXXXXXXX
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA PROPIA, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V. Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. CARLOS A. SAMANO CABALLERO Y/O JOSE MONTAÑO Y/O RODRIGO G. JIMÉNEZ Y/O ELIZABETH BARRERA AGUILAR Y/O CARLOS M. PEREZALONSO Y/O RAMON CAMPOS	57,000	No	José Montaño
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. CARLOS A. SAMANO CABALLERO Y/O JOSÉ ÁNGEL MONTAÑO Y/O RODRIGO G. JIMÉNEZ Y/O ELIZABETH BARRERA AGUILAR Y/O CARLOS M. PÉREZALONSO Y/O RAMÓN CAMPOS.	6,194,179	No	José Montaño
CITIBANK MÉXICO, S.A., GRUPO FINANCIERO CITIBANK, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR BEGOÑA ORGAMBIDE GARCÍA Y/O LOURDES HERNÁNDEZ Y/O EVERARDO CAMACHO ALANÍS.	22,700	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXXX
GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLÁNTICO, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSTIO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. EVERARDO CAMACHO ALANÍS, MA. DE LOURDES HERNÁNDEZ VALLE Y/O BEGOÑA ORGAMBIDE GARCÍA.	137,306	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXXXX

INVEX CASA DE BOLSA, S.A. DE C.V., INVEX, GRUPO FINANCIERO, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. ALEJANDRO DUK Y/O LIC. RODRIGO QUEVEDO GARCÍALUNA Y/O ACT. INGRID PINO Y/O ACT. ZINNIA BERISTAIN TABOADA.	505,228	NO	Rodrigo Quevedo
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT, POR CUENTA PROPIA, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V. Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR ANA GABRIELA OCEJO Y/O JORGE GUTIÉRREZ Y/O CLAUDIA CANCHOLA Y/O MARÍA JOSÉ GARCÍA Y/O MARCO ANTONIO REYES.	70,000	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXX
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR ANA GABRIELA OCEJO Y/O JORGE GUTIÉRREZ Y/O CLAUDIA CANCHOLA Y/O MARÍA JOSÉ GARCÍA Y/O MARCO ANTONIO REYES.	3,050,183	XXXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXX
VECTOR CASA DE BOLSA, S.A. DE C.V., POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. GASPAR QUIJANO PAREDES.	802,740	NO RFC. Accionistas	

Los suscritos designados Escrutadores, hacen constar: Que se encuentran representadas en la Asamblea 861,963,189 acciones, o sea el 97.00 % de los 888'652,700 acciones de Grupo Carso, S.A. de C.V., que a la presente fecha, se encuentran en circulación.

México, D.F., a 25 de abril de 2002

ESCRUTADOR

ESCRUTADOR

GRUPO CARSO, S.A. DE C.V.

LISTA DE ASISTENCIA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS, CELEBRADA EL 25 DE ABRIL DE 2002 A LAS 13:30 HORAS, LA CUAL, JUNTO CON SUS ANEXOS, FORMA PARTE INTEGRANTE DEL ACTA DE DICHA ASAMBLEA.

HOJA 1

LISTA DE ASISTENCIA:

ACCIONISTA	ACCIONES Y VOTOS	EXHIBIÓ CÉDULA (S) DEL R.F.C. DEL (DE LOS) ACCIONISTA (S)	FIRMA
ACCIONES Y VALORES DE MÉXICO, S.A. DE C.V., CASA DE BOLSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR ALTAGRACIA GUTIÉRREZ GARCÍA Y/O HUMBERTO REAL VÁZQUEZ Y/O ISMAEL GUTIÉRREZ MEDINA Y/O JUAN MERLOS ESTRADA Y/O RICARDO VELÁSQUEZ LÓPEZ Y/O ALFONSO RAMOS SANDOVAL Y/O ANA MARÍA MIRELES TORRES Y/O ANA PAULA SUÁREZ COVIAN Y/O ANGEL HERNÁNDEZ SALAZAR Y/O ANTONIO GUADARRAMA RODRÍGUEZ Y/O CECILIA DEL CASTILLO SOLTERO Y/O CLAUDIA MEDINA RUÍZ Y/O EDUARDO ESTRADA LÓPEZ Y/O ERNESTO ROSALES CARVAJAL Y/O STEPHAAN PEETERS NOLLET Y/O FERNANDA PALOMAR NUALART Y/O LUIS FELIPE VALLARINO MEDINA Y/O MANUEL ZAPATA RAMÍREZ Y/O OMAR SAAVEDRA SÁNCHEZ Y/O OMAR YADID TABOADA Y/O RAFAEL PABLO URQUÍA Y/O TARIK RAMÍREZ FUENTES Y/O JUAN MANUEL MARQUEZ GONZÁLEZ.	2,808,716	no	[signature] Omar Saavedra Sánchez
BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR C.P. GERARDO CAMARGO ROBLES Y/O ING. GUILLERMO ROBLES GIL ORVAÑANOS.	6,084,775	NO	[signature] Gerardo Camargo
BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA, COMO FIDUCIARIO EN EL FIDEICOMISO No.0045 INBURSA ACCIONES *A, POR CUENTA DE INVERSIONISTAS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE INVERSIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR C.P. GERARDO CAMARGO ROBLES Y/O ING. GUILLERMO ROBLES GIL ORVAÑANOS.	100,085,262	NO	[signature] Gerardo Camargo

INVERSORA BURSÁTIL, S.A. DE C.V., CASA DE BOLSA, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR FELIPE LUNA ARANZOLO.	18,300	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXX
INVERSORA BURSÁTIL, S.A. DE C.V., CASA DE BOLSA. GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR NOEL SOUZA CARVAJAL Y/O AMADA GÓMEZ DE SOUZA.	596,000		
INVERSORA BURSÁTIL, S.A. DE C.V., CASA DE BOLSA, GRUPO FINANCIERO INBURSA, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR C.P. GERARDO CAMARGO ROBLES Y/O ING. GUILLERMO ROBLES GIL ORVAÑANOS.	743,231,396	NO	Gerardo Camargo R
BANCO INTERNACIONAL, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BITAL, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. RAÚL M. OCHOA TORRES Y/O LIC. GUILLERMO AGUILERA ALEJO.	9	NO	Guillermo Aguilar
CASA DE BOLSA BITAL, S.A. DE C.V., GRUPO FINANCIERO BITAL, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. RAÚL M. OCHOA TORRES Y/O LIC. GUILLERMO AGUILERA ALEJO.	569,704	NO	Guillermo Aguilera
BBVA BANCOMER S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR JOSÉ ÁNGEL MONTAÑO Y/O RODRIGO G. SANTOS Y/O ELIZABETH BARRERA AGUILAR Y/O CARLOS M. PÉREZALONSO EGUÍA Y/O RAMÓN CAMPOS HERNÁNDEZ Y/O CARLOS A. SÁMANO CABALLERO.	1,028,180	No	Jose Montaño

CASA DE BOLSA BANORTE, S.A. DE C.V., GRUPO FINANCIERO BANORTE, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR INDIRA CONTRERAS Y/O MARCELA MARTÍNEZ Y/U OLIVIA COLÍN.	1,523,245	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXX
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA PROPIA, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V. Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. CARLOS A. SAMANO CABALLERO Y/O JOSÉ MONTAÑO Y/O RODRIGO G. JIMÉNEZ Y/O ELIZABETH BARRERA AGUILAR Y/O CARLOS M. PEREZALONSO Y/O RAMÓN CAMPOS.	57,000	No	Montaño
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. CARLOS A. SAMANO CABALLERO Y/O JOSÉ ÁNGEL MONTAÑO Y/O RODRIGO G. JIMÉNEZ Y/O ELIZABETH BARRERA AGUILAR Y/O CARLOS M. PÉREZALONSO Y/O RAMÓN CAMPOS.	6,194,179	No	Montaño
CITIBANK MÉXICO, S.A., GRUPO FINANCIERO CITIBANK, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR BEGOÑA ORGAMBIDE GARCÍA Y/O LOURDES HERNÁNDEZ Y/O EVERARDO CAMACHO ALANÍS.	22,700	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXX
GBM GRUPO BURSÁTIL MEXICANO, S.A. DE C.V., CASA DE BOLSA GRUPO GBM ATLÁNTICO, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSTIO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. EVERARDO CAMACHO ALANÍS, MA. DE LOURDES HERNÁNDEZ VALLE Y/O BEGOÑA ORGAMBIDE GARCÍA.	137,306	NO	Begoña Orgambide

INVEX CASA DE BOLSA, S.A. DE C.V., INVEX, GRUPO FINANCIERO, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. ALEJANDRO DUK Y/O LIC. RODRIGO QUEVEDO GARCÍALUNA Y/O ACT. INGRID PINO Y/O ACT. ZINNIA BERISTAIN TABOADA.	505,228	NO	RODRIGO QUEVEDO
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT, POR CUENTA PROPIA, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V. Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR ANA GABRIELA OCEJO Y/O JORGE GUTIÉRREZ Y/O CLAUDIA CANCHOLA Y/O MARÍA JOSÉ GARCÍA Y/O MARCO ANTONIO REYES.	70,000	XXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXX
SCOTIA INVERLAT CASA DE BOLSA, S.A. DE C.V., GRUPO FINANCIERO SCOTIABANK INVERLAT, POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR ANA GABRIELA OCEJO Y/O JORGE GUTIÉRREZ Y/O CLAUDIA CANCHOLA Y/O MARÍA JOSÉ GARCÍA Y/O MARCO ANTONIO REYES.	3,050,183	XXXXXXXXXXXX	XXXXXXXXXXXXXXXXXXXXXX
VECTOR CASA DE BOLSA, S.A. DE C.V., POR CUENTA DE TERCEROS, SEGÚN CONSTANCIA DE DEPÓSITO DE S.D. INDEVAL, S.A. DE C.V., LISTADO DE ACCIONISTAS Y CARTA PODER QUE SE ADJUNTAN, REPRESENTADA POR LIC. GASPAR QUIJANO PAREDES.	802,740	NO RFC. ACCIONISTAS	

Los suscritos designados Escrutadores, hacen constar: Que se encuentran representadas en la Asamblea 862,100,495 acciones, o sea el 97.01 % de los 888'652,700 acciones de Grupo Carso, S.A. de C.V., que a la presente fecha, se encuentran en circulación.

México, D.F., a 25 de abril de 2002

ESCRUTADOR

ESCRUTADOR

ANDERSEN

Grupo Carso, S.A. de C.V. y Subsidiarias

Estados financieros consolidados al 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo
del 31 de diciembre de 2001

Y Dictamen de los auditores

ANDERSEN

Ruiz, Urquiza y Cía., S.C.

Bosque de Duraznos 127
Bosques de las Lomas
11700 México, DF
México

Tel 55 5246 6000
Fax 55 5246 6001

www.andersen.com.mx

A los Señores Accionistas de
Grupo Carso, S.A. de C.V.,

Hemos examinado los balances generales consolidados de GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS al 31 de diciembre de 2001 y 2000 y los estados consolidados de resultados, de inversión de los accionistas y de cambios en la situación financiera que les son relativos, por los años terminados en esas fechas. Dichos estados financieros consolidados son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. Los estados financieros de ciertas subsidiarias consolidadas que representan el 37% y 36% del total de los activos consolidados y el 35% y 24% de los ingresos netos consolidados en 2001 y 2000 respectivamente, fueron examinados por otros auditores independientes, en cuyos informes nos hemos basado para expresar nuestra opinión con respecto a las cantidades relativas a dichas subsidiarias.

Nuestros exámenes fueron realizados de acuerdo con normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes y los reportes de los otros auditores proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en las notas 2 y 4 a los estados financieros, en Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía como sociedad escidente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC y subsidiaria (CompUSA, Inc.) la cual surtió efectos a partir del 29 de noviembre de 2001. Los estados financieros al 31 de diciembre de 2000, han sido reestructurados para presentar los activos, pasivos y resultados de la sociedad escindida en un solo renglón para efectos de comparabilidad.

En nuestra opinión, basada en nuestros exámenes y en los informes de otros auditores a los que se hace referencia en el primer párrafo, los estados financieros consolidados adjuntos presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Carso, S.A. de C.V. y Subsidiarias al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, la inversión de los accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en México.

Ruiz, Urquiza y Cía., S.C.

CPC Walter Fraschetto

15 de marzo de 2002

Grupo Carso, S.A. de C.V. y Subsidiarias

Balances generales consolidados al 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

Activo

	2001	2000
Circulante:		
Efectivo y valores realizables	$ 3,766,926	$ 4,589,314
Cuentas por cobrar, neto	9,472,898	9,901,086
Inventarios, neto	9,708,572	10,567,630
Garantía de cartera descontada	333,605	558,725
Pagos anticipados	198,329	142,691
Activo circulante de la operación escindida	-	8,981,033
Total del activo circulante	23,480,330	34,740,479
Cuentas por cobrar a largo plazo	95,634	148,958
Inversión en acciones de asociadas y fideicomiso inmobiliario no consolidados	2,466,903	2,405,420
Propiedades, planta y equipo, neto	33,577,516	34,148,345
Títulos de concesión, neto	2,182,668	2,230,208
Otros activos, neto	2,785,791	3,126,232
Activo no circulante de la operación escindida	-	11,754,647
	$ 64,588,842	$ 88,554,289

Pasivo e inversión de los accionistas

	2001	2000
Circulante:		
Préstamos bancarios y porción circulante de la deuda a largo plazo	$ 10,502,763	$ 15,437,413
Cuentas por pagar a proveedores	4,404,903	4,642,983
Pasivo contingente por cartera descontada	70,000	208,800
Partes relacionadas	199,796	490,675
Otras cuentas por pagar y pasivos acumulados	2,766,630	2,025,096
Impuesto sobre tabacos labrados	653,017	538,390
Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades	538,741	273,026
Pasivo circulante de la operación escindida	-	7,128,309
Total del pasivo circulante	19,135,850	30,744,692
Deuda a largo plazo	11,425,033	9,409,396
Impuestos a largo plazo	9,190,112	8,996,923
Ingresos y crédito diferido, neto	165,832	583,017
Pasivo no circulante de la operación escindida	-	4,805,581
Total del pasivo	39,916,827	54,539,609
Inversión de los accionistas:		
Capital social pagado	5,242,590	6,995,056
Prima en suscripción de acciones	1,675,246	2,233,648
Reserva para recompra de acciones propias	2,162,805	2,962,157
Superávit pagado por minoritario	-	281,550
Utilidades acumuladas	44,478,792	43,681,332
Efecto acumulado de impuesto sobre la renta diferido	(6,485,359)	(6,485,359)
Resultado acumulado por actualización	(27,203,145)	(25,557,565)
Total de la inversión de los accionistas mayoritarios	19,870,929	24,110,819
Inversión de accionistas minoritarios	4,801,086	9,903,861
Total de la inversión de los accionistas	24,672,015	34,014,680
	$ 64,588,842	$ 88,554,289

Las notas adjuntas son parte integrante de estos balances generales consolidados.

Grupo Carso, S.A. de C.V. y Subsidiarias

Estados consolidados de resultados
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001
(Excepto utilidades (pérdidas) por acción, expresadas en pesos)

	2001	2000
Ventas netas	$ 51,376,462	$ 51,950,088
Costo de ventas	35,975,277	36,580,076
Utilidad bruta	15,401,185	15,370,012
Gastos de venta y administración	7,452,921	7,272,486
Utilidad de operación	7,948,264	8,097,526
Costo integral de financiamiento:		
Intereses ganados	1,245,965	2,130,261
Intereses pagados	(4,370,447)	(5,576,639)
Pérdida cambiaria, neta	(151,856)	(13,652)
Utilidad por posición monetaria	855,757	1,844,588
	(2,420,581)	(1,615,442)
Otros ingresos (gastos), neto	158,741	(115,620)
Amortización de crédito mercantil y crédito diferido, neto	(17,662)	(37,655)
Partida especial	(26,965)	(107,122)
Utilidad antes de provisiones	5,641,797	6,221,687
Provisiones para:		
Impuesto sobre la renta	2,329,122	2,696,021
Participación de los trabajadores en las utilidades	482,453	336,581
Utilidad antes de participación en el resultado de compañías asociadas y fideicomiso inmobiliario no consolidado	2,830,222	3,189,085
Participación en el resultado de compañías asociadas y fideicomiso inmobiliario no consolidado	530,915	577,294
Utilidad por operaciones continuas	3,361,137	3,766,379
Pérdida por operación escindida, neta de impuesto sobre la renta	(237,738)	(654,222)
Utilidad neta consolidada del año	$ 3,123,399	$ 3,112,157

Grupo Carso, S.A. de C.V. y Subsidiarias

Estados consolidados de resultados
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001
(Excepto utilidades (pérdidas) por acción, expresadas en pesos)

	2001	2000
Distribución de la utilidad neta consolidada del año:		
Accionistas mayoritarios	$ 2,484,074	$ 2,710,847
Accionistas minoritarios	639,325	401,310
Utilidad neta consolidada del año	$ 3,123,399	$ 3,112,157
Utilidad básica por acción ordinaria	$ 2.79	$ 3.02
Pérdida por acción en operación escindida	$ (0.27)	$ (0.73)
Promedio de acciones en circulación, (000's)	890,566	898,167

Las notas adjuntas son parte integrante de estos estados consolidados.

Grupo Carso, S.A. de C.V. y Subsidiarias

Estados consolidados de inversión de los accionistas
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

	Capital Social		Prima en Suscripción de Acciones	Reserva para Recompra de Acciones Propias	Superávit Pagado Por Minoritario	Utilidades Acumuladas	Efecto Acumulado de Impuesto sobre la Renta Diferido	Resultado Acumulado por Actualización	Inversión de Accionistas Minoritarios	Total de la Inversión de los Accionistas
	Histórico	Actualización								
Saldos al 31 de diciembre de 1999	$ 1,375,189	$ 5,627,711	$ 2,248,178	$ 1,309,089	$ -	$ 42,731,087	$ -	$ (24,436,601)	$ 7,362,808	$ 36,217,461
Efecto acumulado de impuesto sobre la renta diferido	-	-	-	-	-	-	(6,485,359)	-	(1,359,618)	(7,844,977)
Recompra de acciones propias	(19,933)	(1,697)	-	(375,884)	-	-	-	-	-	(397,514)
Recolocación de acciones propias	10,001	3,785	(14,530)	268,350	-	-	-	-	-	267,606
Incremento de la reserva para recompra de acciones propias	-	-	-	1,760,602	-	(1,760,602)	-	-	-	-
Aportaciones de capital social de accionistas minoritarios y superávit pagado	-	-	-	-	281,550	-	-	-	4,437,345	4,718,895
Dividendos pagados a accionistas minoritarios	-	-	-	-	-	-	-	-	(324,022)	(324,022)
Saldos antes de utilidad integral	1,365,257	5,629,799	2,233,648	2,962,157	281,550	40,970,485	(6,485,359)	(24,436,601)	10,116,513	32,637,449
Efectos de conversión del año	-	-	-	-	-	-	-	38,709	(12,644)	26,065
Efectos de actualización del año	-	-	-	-	-	-	-	(1,159,673)	(601,318)	(1,760,991)
Utilidad neta del año	-	-	-	-	-	2,710,847	-	-	401,310	3,112,157
Utilidad integral	-	-	-	-	-	2,710,847	-	(1,120,964)	(212,652)	1,377,231
Saldos al 31 de diciembre de 2000	1,365,257	5,629,799	2,233,648	2,962,157	281,550	43,681,332	(6,485,359)	(25,557,565)	9,903,861	34,014,680
Efectos de escisión	(330,874)	(1,416,525)	(558,402)	(720,919)	(281,550)	(1,686,615)	-	-	(4,837,844)	(9,832,729)
Recompra de acciones propias	(4,966)	(100)	-	(78,432)	-	-	-	-	-	(83,498)
Disminución de accionistas minoritarios	-	-	-	-	-	-	-	-	(111,985)	(111,985)
Dividendos pagados a accionistas minoritarios	-	-	-	-	-	-	-	-	(240,701)	(240,701)
Saldos antes de utilidad integral	1,029,417	4,213,174	1,675,246	2,162,806	-	41,994,717	(6,485,359)	(25,557,565)	4,713,331	23,745,767
Efectos de conversión del año	-	-	-	-	-	-	-	61,292	-	61,292
Efectos de actualización del año	-	-	-	-	-	-	-	(1,706,873)	(551,570)	(2,258,443)
Utilidad neta del año	-	-	-	-	-	2,484,074	-	-	639,325	3,123,399
Utilidad integral	-	-	-	-	-	2,484,074	-	(1,645,581)	628,193	926,248
Saldos al 31 de diciembre de 2001	$ 1,029,417	$ 4,213,174	$ 1,675,246	$ 2,162,806	$ -	$ 44,478,791	$ (6,485,359)	$ (27,203,146)	$ 4,801,086	$ 24,672,015

Las notas adjuntas son parte integrante de estos estados consolidados.

Grupo Carso, S.A. de C.V. y Subsidiarias

Estados consolidados de cambios en la situación financiera
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

	2001	2000
Operación:		
Utilidad por operaciones continuas	$ 3,361,137	$ 3,766,379
Más (menos)-		
Partidas en resultados que no requirieron (generaron) recursos-		
Depreciación y amortización	1,858,678	1,980,253
Amortización del crédito mercantil y crédito diferido	17,662	37,655
Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos	581,667	1,288,086
Impuesto sobre la renta a largo plazo	(122,968)	247,966
Participación en los resultados de compañías asociadas y de fideicomiso inmobiliario no consolidado, neto de dividendos recibidos	(401,395)	(132,581)
Partida especial	26,965	107,122
Obligaciones laborales	57,816	28,977
Pérdida por operación escindida, neta de impuesto sobre la renta	(237,738)	(654,222)
Partidas relacionadas con actividades de inversión-		
Utilidad en venta de acciones permanentes	(26,805)	-
Pérdida en venta de propiedades, planta y equipo	12,578	107,670
Recursos netos obtenidos de resultados	5,127,597	6,777,305
Cambios netos en el capital de trabajo, excepto tesorería	(800,789)	(1,979,183)
Recursos netos generados por operaciones	4,326,808	4,798,122
Financiamiento:		
Incremento neto en préstamos bancarios y deuda a largo plazo en términos reales	(1,871,829)	632,888
Amortización neta de préstamos bancarios y deuda a largo plazo en pesos constantes	(1,047,184)	(2,169,567)
Recolocación de acciones propias	-	267,606
Recompra de acciones propias	(83,498)	(397,514)
Dividendos pagados a accionistas minoritarios de subsidiarias	(352,686)	(324,022)
	(3,355,197)	(1,990,609)
Inversión:		
Adiciones de propiedades, planta y equipo, menos valor neto de retiros	(1,966,541)	(1,457,455)
(Incremento) disminución en la inversión en acciones y fideicomiso inmobiliario no consolidado	(535,884)	639,022
Otros activos	(112,426)	(82,204)
	(2,614,851)	(900,637)
Cambios netos en activos, pasivos e inversión de los accionistas de la operación escindida, incluyendo efecto de actualización	820,852	(4,553,756)
Disminución neta de efectivo y valores realizables	(822,388)	(2,646,880)
Efectivo y valores realizables:		
Al inicio del año	4,589,314	7,236,194
Al final del año	$ 3,766,926	$ 4,589,314

Las notas adjuntas son parte integrante de estos estados consolidados.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

1 Actividades:

Grupo Carso, S.A. de C.V. ("Carso" o la "Compañía") es tenedora de las acciones de un grupo de empresas cuyas actividades primordiales se desarrollan en la industria tabacalera; minerometalúrgica; hotelera; de producción y venta de partes automotrices; en la operación de tiendas departamentales, de regalos, de discos, restaurantes y pastelerías; a la fabricación y venta de pan y pasteles; al servicio de transporte público de carga; a la producción y venta de productos derivados del cobre y sus aleaciones; a la producción y venta de lingotes, lámina, foil y otros productos de aluminio; a la producción de cables de telecomunicaciones y conductores de electricidad; a la producción y venta de recubrimientos cerámicos y a la administración de centros comerciales.

2 Bases de consolidación, adquisición y escisión de subsidiarias:

Bases de consolidación-

Los estados financieros consolidados adjuntos incluyen los de Carso y los de sus subsidiarias, en las cuales tiene control de la administración, de las cuales, las más importantes se mencionan a continuación:

Compañía	% de Participación
Grupo Calinda, S.A. de C.V. y Subsidiarias (Calinda)	100.00
Grupo Sanborns, S.A. de C.V. y Subsidiarias (Sanborns)	79.76
Empresas Frisco, S.A. de C.V. y Subsidiarias (Frisco)	99.61
Grupo Condumex, S.A. de C.V. y Subsidiarias (Condumex)	99.54
Industrias Nacobre, S.A. de C.V. y Subsidiarias (Nacobre)	99.89
Porcelanite, S.A. de C.V. y Subsidiarias (Porcelanite)	99.93
Cigarros la Tabacalera Mexicana, S.A. de C.V. y Subsidiaria (CIGATAM)	50.01
Galas de México, S.A. de C.V. (GALAS)	80.51
Artes Gráficas Unidas, S.A. de C.V. (AGUSA)	68.19
Carso, LLC	100.00

La participación en los resultados y los cambios patrimoniales de las subsidiarias y asociadas que fueron adquiridas o vendidas en el ejercicio, se incluyen en los estados financieros desde o hasta la fecha en que se llevaron a cabo las transacciones y se actualizan en términos de poder adquisitivo de la moneda al fin del año.

Todos los saldos y transacciones importantes entre las compañías del Grupo fueron eliminados en los estados financieros consolidados adjuntos.

Adquisición de subsidiarias-

En marzo de 2000, Sanborns adquirió a través de Sanborns, LLC el 51% de las acciones de CompUSA, Inc., empresa constituida en los Estados Unidos de América (EUA) y dedicada principalmente a la venta de computadoras personales, software, accesorios y servicios relacionados, entre otras actividades.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

Escisión-

En Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía como sociedad escindente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. ("US Commercial") cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC, que incluye el 51% de las acciones de CompUSA, Inc. y la cual surtió efectos a partir del 29 de noviembre de 2001 (ver Nota 4).

3 Principales políticas contables:

Los estados financieros fueron preparados de acuerdo con principios de contabilidad generalmente aceptados en México (PCGA). La preparación de dichos estados financieros requiere que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos, para determinar la valuación de algunas de las partidas individuales de los estados financieros y para efectuar las revelaciones que se requieren presentar en los mismos. Aún cuando pueden llegar a diferir de su efecto final, la Administración considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables utilizadas por las compañías se resumen a continuación:

(a) Cambio en política contable-

A partir del 1° de enero de 2001, las compañías adoptaron las disposiciones del nuevo boletín C-2, "Instrumentos Financieros", emitido por el Instituto Mexicano de Contadores Públicos, A. C., que establece la metodología de la valuación y registro de los instrumentos financieros. Consecuentemente, registraron como un activo los efectos de los instrumentos financieros que se tienen contratados, afectando el costo integral de financiamiento, por el efecto de la valuación de los mismos. (ver Nota 20).

(b) Bases de conversión de estados financieros-

Los estados financieros de subsidiarias extranjeras cuyas operaciones se encuentran integradas a las del Grupo, se convierten a pesos mexicanos al tipo de cambio de cierre para las partidas monetarias, o cuando se efectuaron las transacciones y se originaron los activos no monetarios y el capital y las cifras resultantes, se actualizan por medio del Indice Nacional de Precios al Consumidor (INPC).

Desde marzo de 2000 y hasta el 28 de noviembre de 2001, los estados financieros de Sanborns, LLC y su compañía subsidiaria (CompUSA, Inc.), subsidiaria de Sanborns en el extranjero ubicada en los EUA, la cual se consideró "entidad extranjera", fueron mantenidos en dólares americanos y convertidos a pesos mexicanos, con el tipo de cambio vigente a la fecha en que se mantuvo la entidad extranjera, de conformidad con el Boletín B-15 "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras", emitido por el Instituto Mexicano del Contadores Públicos, A.C. (ver Nota 4).

Los activos y pasivos de la operación escindida el 31 de diciembre de 2000, fueron actualizados a moneda del 31 de diciembre de 2001, aplicando el INPC, en lugar de seguir los lineamientos del Boletín B-15. Los efectos correspondientes se incluyen en el resultado por tenencia de activos no monetarios de 2001, en lugar de mostrarse dentro de este mismo rubro en 2000.

Continental Tire North America, Inc. asociada extranjera en un 19.40%, se registra por el método de participación. Los estados financieros de esta Compañía al ser una "entidad extranjera", debe seguir los lineamientos de conversión descritos en el Boletín "B-15" como se describe anteriormente, sin embargo; ésta no se actualiza por inflación, pero si se convierte a pesos mexicanos utilizando el tipo de cambio de cierre. El efecto de no seguir el Boletín B-15 en forma integral para actualizar esta inversión, no es importante.

(c) Reconocimiento de los efectos de la inflación en la información financiera-

Las compañías actualizan en términos de poder adquisitivo de la moneda de fin del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación. Los estados financieros del año anterior han sido actualizados a moneda del último cierre y sus cifras difieren de las originalmente presentadas en la moneda del año correspondiente. Consecuentemente, las cifras de los estados financieros son comparables entre sí y con el año anterior, al estar todas expresadas en la misma moneda.

Las tasas anuales de inflación de los países en donde opera la Compañía son las siguientes:

	%	
	2001	2000
Estados Unidos de América	1.55	3.39
México	4.40	8.96

Para reconocer los efectos de la inflación en términos de poder adquisitivo de moneda de cierre, se procedió como sigue:

– *En el balance:*

Los inventarios son actualizados a su valor de reposición, que no excede a su valor de realización.

Las propiedades, planta y equipo, se registran originalmente al costo de adquisición o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan utilizando el INPC. La maquinaria y equipo de procedencia extranjera se actualiza aplicando el factor de deslizamiento e inflación de la moneda del país de origen.

La depreciación se registra con base a la vida útil económica estimada de cada activo, sobre el valor actualizado.

Los títulos de concesión obtenidos por Ferrosur, S.A. de C.V. (Ferrosur), subsidiaria de Frisco, están registrados a su costo de adjudicación, se actualizan en base al INPC y se amortizan en línea recta con base en los 50 años que fue otorgada la concesión.

El crédito mercantil y crédito diferido se actualizan con un factor derivado del INPC, desde la fecha de aportación o generación.

El capital aportado y acumulado y las demás partidas no monetarias se actualizan con un factor derivado del INPC, desde la fecha de aportación o generación.

– *En el estado de resultados:*

Los ingresos y gastos que afectan o provienen de una partida monetaria se actualizan del mes en que ocurren hasta el cierre, utilizando factores derivados del INPC.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

Los costos y gastos que provienen de partidas no monetarias se actualizan como sigue:

- El costo de ventas se actualiza en base a su costo de reposición, en función a la actualización del inventario que se está consumiendo o vendiendo.

- Como se indica anteriormente, la depreciación se calcula sobre el valor actualizado de las propiedades, planta y equipo.

- Los gastos e ingresos que provienen de las demás partidas no monetarias se actualizan hasta el cierre, en función del activo no monetario que se consumió o vendió.

El resultado por posición monetaria, que representa la erosión que la inflación origina sobre el poder adquisitivo de las partidas monetarias, se determina aplicando al activo o pasivo monetario neto al principio de cada mes, el factor de inflación derivado del INPC y se actualiza al cierre del ejercicio con el factor correspondiente.

- *En los otros estados:*

El resultado acumulado por actualización que se presenta en el estado de inversión de los accionistas, se forma principalmente por el resultado por tenencia de activos no monetarios, que representa el cambio en el nivel específico de precios de los inventarios y de la maquinaria y equipo de procedencia extranjera, y su efecto en resultados en relación al INPC, así como por el efecto de conversión.

El estado de cambios en la situación financiera presenta los cambios en pesos constantes, partiendo de la situación financiera al cierre del año anterior, actualizada a pesos de cierre del último ejercicio.

(d) Valores realizables-

Los valores realizables se encuentran representados principalmente por aceptaciones bancarias, fondos bancarios y acciones de sociedades de inversión de deuda y de renta variable a corto plazo, a su valor de mercado (costo más rendimiento acumulado).

(e) Inversión en acciones de asociadas y fideicomiso inmobiliario no consolidado-

Está representada principalmente por:

	%	
	2001	2000
Grupo Comercial Gomo, S.A. de C.V.	22.877	20.591
Centro Comercial Plaza Satélite (Fideicomiso F-7278 de Bancomer, S.A.)	37.390	37.282
Continental Tire North America, Inc.	19.400	19.400
Phillip Morris México, S.A. de C.V.	49.995	49.995
Grupo Primex, S.A. de C.V.	39.815	39.815

Al 31 de diciembre de 2001 y 2000, la inversión en acciones de asociadas (con excepción de Continental Tire North América, Inc. descrita anteriormente) y del fideicomiso inmobiliario no consolidado, se encuentra registrada bajo el método de participación, sobre la inversión de los accionistas actualizada y sobre el patrimonio actualizado del Fideicomiso, respectivamente.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

(f) Crédito mercantil y crédito diferido-

Representan la diferencia entre el precio de adquisición y/o monto de aportación de las acciones representativas del capital social de nuevos negocios y el valor contable de dichas acciones, a la fecha de adquisición y/o aportación. El crédito mercantil y el crédito diferido se amortizan en el plazo en el que la Administración estima que se generarán beneficios adicionales por dicha inversión, el cual es de 10 años en el caso del crédito mercantil, así como de 5 años para el crédito diferido. El monto amortizado del crédito mercantil en 2001 y 2000 ascendió a $389,082 y $395,530, respectivamente y la amortización del crédito diferido en 2001 y 2000 ascendió a $371,420 y $357,875 respectivamente.

Al 31 de diciembre de 2001, el crédito mercantil que asciende a $1,413,851 está formado por la adquisición de Condumex, Sanborns, Frisco y Porcelanite, así como de la asociada Continental Tire North America, Inc. se presentan en otros activos en el balance general. Asimismo, el crédito diferido incluye principalmente el originado por la adquisición de acciones de Sears Roebuck de México, S.A. de C.V. (Sears México) y asciende a $163,910.

La compra de acciones de subsidiarias o asociadas ya integradas al Grupo, que generan un crédito mercantil o crédito diferido se amortizan al momento de la compra.

(g) Impuesto sobre la renta y participación de los trabajadores en las utilidades-

Las compañías registran el efecto diferido activo o pasivo de impuesto sobre la renta e impuesto al activo, con base en el efecto acumulado de las partidas temporales entre los importes de activos y pasivos para efectos contables y fiscales a la fecha del balance, como un activo o pasivo a largo plazo a la tasa de impuesto en que se estima que dichas partidas se reversarán. La participación de los trabajadores en las utilidades diferida se calcula tomando en consideración las diferencias temporales surgidas durante el año, las cuales se presume que van a provocar un pasivo o un beneficio que se materializará. El efecto diferido al 31 de diciembre de 2001 y 2000 representó un pasivo a largo plazo por $8,814,167 (neto de $6,049 de participación de los trabajadores en las utilidades anticipada, presentada en otros activos) y $8,748,957, respectivamente y el efecto en resultados fue de $581,667 y $1,288,086, respectivamente.

(h) Obligaciones de carácter laboral-

De acuerdo con lo establecido en la Ley Federal del Trabajo, la mayoría de las compañías subsidiarias tienen obligaciones por concepto de indemnizaciones y primas de antigüedad pagaderas a empleados que dejen de prestar sus servicios bajo ciertas circunstancias.

Algunas compañías subsidiarias registran el pasivo por prima de antigüedad, pensiones y pagos por retiro a medida que se devenga, de acuerdo con cálculos actuariales basados en el método de crédito unitario proyectado, utilizando tasas de interés real.

Asimismo, algunas de las compañías subsidiarias tienen cubierto el 100% de las obligaciones por beneficios proyectados a través de un Fondo en Fideicomiso; las que no lo tienen, provisionan el pasivo que, a valor presente, cubrirá la obligación por beneficios proyectados a la fecha estimada de retiro del conjunto de empleados que laboran en las compañías.

Los pagos por indemnizaciones se registran en los resultados del año en que se efectúan.

(i) Reconocimiento de ingresos por ventas-

Los ingresos por ventas son reconocidos al momento en el que se embarcan o entregan los productos, o se prestan los servicios al cliente y éste asume responsabilidad sobre los mismos.

(j) Costo integral de financiamiento-

El costo integral de financiamiento incluye todos los conceptos de ingresos o gastos financieros, tales como los intereses, resultados cambiarios o por posición monetaria y efectos de valuación de instrumentos financieros, a medida que ocurren o se devengan.

Las transacciones en moneda extranjera se registran al tipo de cambio vigente en la fecha de la operación y los activos y pasivos en moneda extranjera se ajustan al tipo de cambio en vigor al cierre del ejercicio, afectando los resultados como parte del costo integral de financiamiento.

(k) Utilidad (pérdida) por acción-

La utilidad básica por acción de cada período, ha sido calculada dividiendo la utilidad neta mayoritaria por operaciones continuas, entre el promedio ponderado de acciones en circulación de cada ejercicio.

El efecto por acción de la pérdida por operación escindida, ha sido determinado dividiendo esta partida entre el número de acciones correspondientes, determinado como se indica con anterioridad.

(l) Resultado integral-

Se agrupan en el estado de inversión de los accionistas las partidas que forman parte del "resultado integral del año ", la cual se integra por la utilidad neta consolidada del año y las partidas que representan una ganancia o pérdida, que de acuerdo a disposiciones específicas se presentan directamente en la inversión de los accionistas, tales como los efectos de conversión y la actualización del año.

(m) Instrumentos financieros-

Los instrumentos financieros que han sido designados y que funcionan efectivamente como una cobertura de los efectos de ciertos riesgos o de otros instrumentos financieros, afectarán los activos y pasivos o las transacciones o riesgos correspondientes cuando estos ocurran. La mayoría de los instrumentos financieros contratados para éstos propósitos, se valúan a valor de mercado y afectan el costo integral de financiamiento en cada período contable. La deuda a largo plazo que se tiene para financiar las operaciones de la empresa se mantienen a su valor nominal, registrando por separado el interés correspondiente.

4 Operación escindida:

El 29 de noviembre de 2001, los accionistas de Carso aprobaron la escisión del segmento de las tiendas especializadas en computadoras personales, software, accesorios y servicios en los EUA. Como consecuencia de la escisión, US Comercial se constituyó como una empresa mexicana, independiente de Carso, a la que se le traspasaron ciertos activos, pasivos y capital relacionados con estas operaciones.

En la escisión, cada accionista de Carso se convirtió en accionista de US Commercial y como consecuencia, ambas compañías son controladas por el mismo grupo de accionistas. La relación entre las dos compañías se limitará a convenios relacionados con la implantación de la escisión.

Los activos y pasivos de la operación escindida fueron transferidos a US Commercial a su valor en libros. El importe de la inversión de los accionistas que se transfirió a US Commercial en la escisión, representa la diferencia entre los activos y los pasivos transferidos y fue contabilizado como una reducción de la inversión de los accionistas de Carso al momento de la escisión.

En los estados financieros adjuntos, los activos y pasivos de la entidad escindida se incluyeron en los renglones de activos y pasivos circulantes y no circulantes de la operación escindida y los ingresos y gastos de esta entidad forman parte en el estado de resultados en el renglón de la pérdida por operación escindida, neta de impuesto sobre la renta. Las cifras de los estados financieros de 2000 y al 29 de noviembre de 2001 y las notas relativas, se reestructuraron para presentar los activos y pasivos y los ingresos, costos y gastos de la operación continua de Carso por separado de la operación escindida.

El resumen de la situación financiera y resultados de operación de Sanborns, LLC y compañía subsidiaria (CompUSA, Inc.) al 31 de diciembre de 2000 y por los períodos de once y diez meses terminados el 30 de noviembre de 2001 y el 31 de diciembre de 2000 respectivamente, se muestran a continuación:

Sanborns, LLC y Subsidiaria

Balance general consolidado condensado al 31 de diciembre de 2000
Expresado en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

<u>Activo</u>	
Circulante	$ 8,981,033
Inversión en acciones de asociadas	9,875
Propiedades, planta y equipo, neto	2,372,548
Otros activos, neto	9,372,224
	$ 20,735,680
<u>Pasivo e inversión de los accionistas</u>	
Pasivo circulante	$ 7,128,309
Deuda a largo plazo	4,720,323
Ingresos y crédito diferido, neto	85,258
Total del pasivo	11,933,890
Inversión de los accionistas mayoritarios	4,543,378
Inversión de accionistas minoritarios	4,258,412
Total de la inversión de los accionistas	8,801,790
	$ 20,735,680

Sanborns, LLC y Subsidiaria

Estados consolidados condensados de resultados
Por los once y diez meses terminados el 30 de noviembre y el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 30 de noviembre de 2001

	2001	2000
Ventas netas	$ 34,520,792	$ 41,008,485
Costo de ventas	(27,819,070)	(33,113,336)
Gastos de operación	(6,909,641)	(7,666,355)
Costo integral de financiamiento	(183,424)	(316,597)
Otros gastos, neto	(529,958)	(534,037)
Provisión para impuesto sobre la renta	(400)	(461)
Utilidad (pérdida) por operación discontinua	565,888	(31,921)
Utilidad extraordinaria	118,075	-
Pérdida neta del año	$ (237,738)	$ (654,222)
Distribución de la pérdida neta del año:		
Accionistas mayoritarios	$ (120,834)	$ (403,681)
Accionistas minoritarios	(116,904)	(250,541)
Pérdida neta del año	$ (237,738)	$ (654,222)

5 Reclasificación a los estados financieros:

Los estados financieros consolidados al 31 de diciembre de 2000 han sido reclasificados en ciertas cuentas, con el objeto de hacer comparable su presentación con la de los estados financieros consolidados al 31 de diciembre de 2001.

6 Posición y transacciones en moneda extranjera:

Al 31 de diciembre de 2001 y 2000, los tipos de cambio equivalentes en pesos eran de $9.1423 y $9.5997 por dólar americano, respectivamente y los activos y pasivos en moneda extranjera de las compañías mexicanas ascienden a:

	Miles de Dólares Americanos	
	2001	2000
Activo-		
Circulante	421,999	605,842
Pasivo-		
Circulante	(680,983)	(767,724)
Largo plazo	(527,875)	(760,091)
	(1,208,858)	(1,527,815)

	2001	2000
Posición pasiva en moneda extranjera	(786,859)	(921,973)
Equivalente en miles de pesos	$ 7,193,701	$ 8,850,664

Las principales operaciones efectuadas por las compañías mexicanas en moneda extranjera son:

	Miles de Dólares Americanos	
	2001	2000
Ventas	514,986	619,914
Intereses ganados	154	780
Otros ingresos	3,375	-
Compras	(751,561)	(949,612)
Intereses pagados	(66,125)	(56,350)
Pagos por asistencia técnica	(361)	(5,650)
Regalías	(1,246)	(1,112)
Gastos por mantenimiento de equipo	(34,034)	(66,419)
	(334,812)	(458,449)
Equivalente en miles de pesos	$ (3,127,445)	$ (4,459,313)

7 Análisis de cuentas por cobrar:

	2001	2000
Clientes	$ 9,522,096	$ 9,977,279
Deudores diversos	1,046,785	931,966
	10,568,881	10,909,245
Menos-		
Reserva para cuentas de cobro dudoso	(189,882)	(229,757)
Cartera descontada	(2,636,051)	(2,100,395)
	7,742,948	8,579,093
Impuestos por recuperar	1,180,073	680,492
Deudores por venta futura de divisas, neto	3,858	56,260
Partes relacionadas	546,019	585,241
	$ 9,472,898	$ 9,901,086

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

Sears México tiene celebrado un contrato con Banco Inbursa, S.A. (Inbursa), compañía relacionada, en el que se establece que Inbursa está dispuesto a adquirir en descuento, pagarés suscritos por personas físicas, derivados de operaciones de ventas en abonos que realiza en sus distintos establecimientos hasta por $3,000,000, netos de la garantía de aforo. El importe disponible para descuento es revolvente.

Este contrato vence el 30 de octubre de 2002, Sears México es obligado solidario de los clientes durante la vigencia del contrato, hasta por la cantidad de $70,000 y paga a Inbursa, una tasa de descuento de TIIE más 1 punto sobre el importe insoluto de los pagarés descontados, hasta la fecha de su vencimiento.

8 Análisis de inventarios:

	2001	2000
Materias primas	$ 2,297,123	$ 3,600,236
Producción en proceso	1,127,521	296,203
Producto terminado	1,842,406	1,777,261
Mercancías en tiendas	3,396,256	3,404,492
Mercancías en tránsito y anticipos a proveedores	489,184	623,523
Refacciones y otros inventarios	728,196	1,021,066
	9,880,686	10,722,781
Menos- Reserva para inventarios de lento movimiento y otras	(172,114)	(155,151)
	$ 9,708,572	$ 10,567,630

9 Análisis de propiedades, planta y equipo:

	2001	2000
Edificios y adaptaciones a locales arrendados	$ 16,765,032	$ 16,323,091
Maquinaria y equipo	28,993,087	29,194,100
Equipo de transporte	1,031,316	1,033,310
Muebles y enseres	1,927,152	2,101,802
Equipo de cómputo	1,235,845	1,179,435
Otros equipos	32,198	33,239
	49,984,630	49,864,977
Menos- Depreciación acumulada	(25,348,417)	(25,144,864)
	24,636,213	24,720,113
Terrenos	7,029,534	6,977,231
Construcciones en proceso	1,911,769	2,451,001
	$ 33,577,516	$ 34,148,345

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

10 Títulos de concesión:

Ferrosur cuenta con títulos de concesión de la Vía Troncal del Sureste durante 50 años, contados a partir del 18 de diciembre de 1998 y renovables por otro período igual, bajo ciertas circunstancias, así como los derechos de exclusividad para prestar el servicio de transporte de carga por un período de 30 años, con excepción de los derechos de pago y los de arrastre. Al término de ésta concesión, cualquiera que sea su causa, la vía férrea y los bienes se revertirán a favor de la Nación, en buen estado operativo de acuerdo con las normas oficiales respectivas y sin costo alguno para el Gobierno Federal.

11 Saldos con partes relacionadas:

Los saldos netos con partes relacionadas (excepto saldos relacionados con operaciones financieras con Grupo Financiero Inbursa, S.A. y operaciones comerciales con Teléfonos de México, S.A de C.V.), son como sigue:

	2001	2000
Por cobrar-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$ 357,313	$ 556,133
Sears Roebuck & Co.	3,449	2,654
Phillip Morris México, S.A. de C.V.	159,436	-
Otras	25,821	26,454
	$ 546,019	$ 585,241
Por pagar-		
Sears International Marketing, Inc.	$ 96,096	$ 64,931
Inversora Bursátil, S.A. de C.V.	-	127,620
Banco Inbursa, S.A.	-	83,120
Radiomóvil DIPSA, S.A. de C.V.	13,635	-
Cablevisión, S.A. de C.V.	10,149	-
Phillip Morris México, S.A. de C.V.	68,487	203,805
Otras	11,429	11,199
	$ 199,796	$ 490,675

12 Entorno fiscal:

En México-

Régimen de impuesto sobre la renta y al activo:

Las compañías establecidas en México están sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores actualizados, la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales y, se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del componente inflacionario, el cual es similar al resultado por posición monetaria. Hasta el 31 de diciembre de 2001, la tasa de impuesto era del 35%, teniendo hasta esa fecha la obligación de pagar el impuesto cada año a la tasa del 30% y el remanente al momento en que las utilidades fueran distribuidas. Este remanente se registró como un pasivo a largo plazo.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

A partir de 2002 se elimina el diferimiento de la porción pagadera al distribuir dividendos. La tasa del ISR será de 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir de 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos y se paga únicamente por el monto en que exceda al ISR del año. Cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios anteriores y los diez ejercicios subsecuentes.

Régimen de consolidación fiscal:

Carso cuenta con autorización de la Secretaría de Hacienda y Crédito Público para presentar una declaración consolidada de ISR e IMPAC, que excluye a las subsidiarias del extranjero.

Resultado contable y fiscal:

La provisión para ISR se determina en base al monto a pagar según el resultado fiscal consolidado de las compañías mexicanas, siendo las principales diferencias entre el resultado contable y fiscal, el componente inflacionario, la deducción de compras en lugar del costo de ventas, la diferencia entre la depreciación contable y fiscal, el efecto por ventas en abonos, el resultado por posición monetaria y la revaluación de las inversiones temporales a valor de mercado.

Participación de los trabajadores en las utilidades:

La participación de los trabajadores en las utilidades se calcula sobre los resultados individuales de cada una de las compañías operadoras mexicanas; la utilidad para estos efectos no considera el componente inflacionario y la depreciación fiscal es a valores históricos y no a valores actualizados.

Pérdidas fiscales amortizables e IMPAC recuperable:

Al 31 de diciembre de 2001, Carso tiene pérdidas fiscales consolidadas por amortizar para efectos del ISR e IMPAC consolidado recuperable, que se indexarán hasta el año en que se apliquen o recuperen, por un monto actualizado de:

Vencimiento	Pérdidas Amortizables	IMPAC Recuperable
2002	$ 166	$ -
2003	1,612	-
2004	28,634	25
2005	713,922	105
2006	490,560	478
2007	164,990	804
2008	1,298,805	1,399
2009	112,213	336
2010	264,221	16,892
2011	1,069,425	120,630
	$ 4,144,548	$ 140,669

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

En EUA-

Las compañías subsidiarias en el extranjero, calculan el impuesto sobre la renta sobre los resultados individuales de cada subsidiaria y de acuerdo con los regímenes específicos de los EUA. La provisión para impuesto sobre la renta de estas subsidiarias no es importante.

Impuesto sobre la renta diferido-

Los efectos fiscales de las diferencias temporales que generan pasivo (activo) de impuesto diferidos, de acuerdo al boletín D-4 son los siguientes:

	2001	2000
Inversiones temporales	$ 343,978	$ 475,702
Cuentas por cobrar por ventas en abonos	1,110,407	980,196
Inventarios	2,935,904	4,114,430
Propiedades, planta y equipo	5,325,723	5,620,698
Inversión en fideicomiso inmobiliario	157,868	126,734
Crédito mercantil amortizado	532,649	425,017
Efecto de conversión	61,292	(33,268)
Reservas complementarias de activo y reservas de pasivo	(346,448)	(316,291)
Pérdida en venta de acciones	(201,065)	(185,712)
Pérdidas fiscales por amortizar	(1,413,571)	(1,951,864)
Impuesto al activo por recuperar	(140,669)	(637,847)
Estimación de ingresos	157,597	258,793
Anticipos de clientes	(81,529)	(201,902)
Otras	(67,400)	49,007
Más- Reserva de pérdidas fiscales e impuesto al activo de difícil recuperación	445,480	-
Impuesto sobre la renta diferido	8,820,216	8,723,693
Participación de los trabajadores en las utilidades diferida	(6,049)	25,264
Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos	$ 8,814,167	$ 8,748,957

Provisiones-

La provisión de impuesto sobre la renta y participación de los trabajadores en las utilidades se analiza como sigue:

	2001	2000
Impuesto sobre la renta del año	$ 1,682,089	$ 1,407,929
Impuesto sobre la renta diferido	647,033	1,245,274
Participación de los trabajadores en las utilidades del año	547,819	336,581
Participación de los trabajadores en las utilidades, anticipada	(65,366)	42,818
	$ 2,811,575	$ 3,032,602

13 Deuda a largo plazo:

La integración de la deuda a largo plazo al 31 de diciembre de 2001, es como sigue:

Préstamos sindicados	$ 7,989,338
Préstamos directos a largo plazo	6,289,524
Otros créditos a largo plazo	1,018,759
	15,297,621
Menos- Porción Circulante	(3,872,588)
	$ 11,425,033

Los vencimientos de la deuda a largo plazo al 31 de diciembre del 2001, se pagarán conforme al siguiente calendario:

2003	$ 5,572,525
2004	3,619,952
2005	1,249,261
2006 en adelante	982,935
	$ 11,425,033

Préstamos sindicados-

El 13 de Diciembre de 2000 algunas subsidiarias firmaron un contrato de crédito y garantía (crédito sindicado) por 370 millones de dólares americanos, actuando el Chase Manhattan Bank como agente administrador y otorgándose garantía quirografaria de pago de Grupo Carso, S.A. de C.V. El préstamo será pagadero en tres exhibiciones semestrales a partir del 13 de diciembre del 2002.

El 5 de Septiembre de 1997 algunas subsidiarias firmaron un contrato de crédito y garantía (crédito sindicado) por 350 millones de dólares americanos, de los cuales al 31 de diciembre del 2001 solamente quedan por amortizar dos exhibiciones en febrero y agosto del 2002 por un total de 140 millones de dólares, en este crédito actuó como agente administrador el Bank Of America National Trust And Savings Association, otorgando garantía quirografaria de pago Grupo Carso, S.A. de C.V

El 8 de Mayo del 2001 Condumex celebró un contrato de crédito sindicado por la cantidad de 175 millones de dólares actuando Citibank N.A. como agente administrador. El crédito tiene vencimientos trimestrales ascendentes a partir de julio del 2002, siendo el último en octubre del 2003.

En los tres contratos de créditos sindicados en dólares se establecen obligaciones de hacer y no hacer para las empresas acreditadas; adicionalmente se deben de cumplir ciertos indicadores financieros consolidados mínimos, los cuales a la fecha han sido cumplidos para los tres créditos.

Las tasas de interés fluctúan desde libor más 0.70 %, hasta libor más 1.375%, dependiendo del plazo y del entorno de los mercados financieros en el momento de contratarse cada crédito.

El 31 Agosto del 2001 Sanborns contrató un crédito sindicado por la cantidad de 1,800 millones de pesos, en el que participó BBVA-Bancomer S.A. como banco agente. El crédito será pagadero en seis exhibiciones semestrales a partir del 27 de febrero del 2004, con último vencimiento en agosto del 2006, con una tasa anual que se calcula como la tasa TIIE más un margen aplicable con base en la razón de apalancamiento de Grupo Carso.

Préstamos directos-

Diferentes subsidiarias de Grupo Carso han contratado créditos directos a plazos de 3, 4, 5, 8 y hasta nueve años en pesos mexicanos, dólares americanos y euros, con entidades financieras tales como: Banco Inbursa S.A., Citibank N.A., GE Capital, Banco Santander Central Hispano y Deutsche Bank, a tasas variables que establecen un margen sobre la tasa TIIE o la tasa Libor. Algunos de estos Créditos establecen periodos de gracia para el pago del capital, pero en todos los casos los intereses se pagan en forma trimestral o semestral durante toda la vida del crédito.

Otros créditos a largo plazo-

Varias subsidiarias tienen contratados créditos garantizados por el Eximbank de los Estados Unidos o su equivalente en otros países, para la adquisición de maquinaria y equipo de importación. Estos créditos en su mayoría se contratan en dólares a tasas variables preferenciales que se encuentran en el rango del 2.02 al 6.14 %, los plazos son de 5 años con amortizaciones semestrales sin periodo de gracia para el capital. Los bancos con los que se han contratado dichos préstamos son Banco Inbursa S.A., Societe Generale, Bank of América N.A., Citibank N.A., Standard Chartered Bank, Allfirst Bank, Hypo Vereins Bank y PNC Bank entre otros.

Algunas subsidiarias tienen contratados créditos preferenciales con entidades de gobiernos (España y Brasil), así como entidades privadas para proyectos de inversión en activos fijos o capital de trabajo a plazos que fluctúan de 5 a 20 años y con tasas del 0 al 2.66 %

Algunas subsidiarias tienen contratados arrendamientos financieros o préstamos a largo plazo con entidades no bancarias, en moneda nacional o extranjera, los préstamos se utilizan para la adquisición de activos fijos.

14 Análisis de impuestos a largo plazo:

	2001	2000
Impuesto sobre la renta a largo plazo	$ 368,634	$ 245,666
Impuesto al valor agregado a largo plazo	1,262	2,300
Impuesto sobre la renta diferido	8,820,216	8,723,693
Participación a los trabajadores de las utilidades diferida	-	25,264
	$ 9,190,112	$ 8,996,923

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

15 Obligaciones laborales:

En México-

El pasivo por obligaciones laborales se deriva del plan de pensiones, que cubrirá una pensión y la prima de antigüedad al momento de retiro.

El pago anticipado consolidado del fondo se integra como sigue:

	2001	2000
Subsidiarias con fondo en Fideicomiso-		
Obligaciones por beneficios proyectados (OBP)	$ (1,103,024)	$ (1,135,255)
Menos- Fondo en fideicomiso	1,277,955	1,485,799
Situación del fondo	174,931	350,544
Pasivo de transición por amortizar	(77,418)	(146,107)
Variaciones en supuestos por amortizar	176,360	164,438
Modificaciones al plan por amortizar	153,116	-
Pasivo adicional	(131,644)	(101,278)
Pago anticipado	295,345	267,597
Subsidiarias sin fondo en Fideicomiso-		
Obligaciones por beneficios proyectados (OBP)	(104,459)	(106,137)
Activo de transición por amortizar	2,813	3,724
Servicios pasados por amortizar	3,942	22,124
Pasivo adicional	(49)	(5,003)
Pasivo neto proyectado	(97,753)	(85,292)
Pago anticipado al fondo, neto (incluído en otros activos)	$ 197,592	$ 182,305

El costo por obligaciones laborales se integra por:

	2001	2000
Costo de servicios del año	$ 81,558	$ 25,051
Amortización del (activo) pasivo de transición	(262)	2,315
Amortización de variaciones en supuestos	1,673	3,720
Ajuste por experiencia del plan de pensiones	432	-
Costo financiero del año	57,978	24,788
	141,379	55,874
Menos- Rendimiento de los activos del fondo	(83,563)	(26,897)
Efecto neto en resultados	$ 57,816	$ 28,977

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

Las tasas reales utilizadas en las proyecciones actuariales son:

	%	
	2001	2000
Tasa de interés	4.0	5.0
Tasa de incremento en salarios	4.0	1.0
Tasa de rendimiento del fondo	6.0	6.0

En EUA-

El pasivo por obligaciones laborales al 31 de diciembre de 2001 en EUA no es importante.

16 Inversión de los accionistas:

Al 31 de diciembre de 2001, el capital social se integra por 915,000,000 de acciones ordinarias, nominativas, sin valor nominal, de las cuales 890,250,000 acciones, se encuentran íntegramente suscritas y pagadas.

Las acciones de la Serie A1 son representativas del capital social mínimo fijo sin derecho a retiro y las acciones de la Serie A2 corresponden a la porción variable del capital social, no habiéndose puesto en circulación acciones de esta Serie. La porción variable no podrá exceder de diez veces al capital mínimo sin derecho a retiro. Las acciones solamente pueden ser de ciudadanos mexicanos o sociedades mexicanas con cláusula de exclusión de extranjeros.

Al 31 de diciembre de 2001, el importe nominal de la reserva para adquisición de acciones propias asciende a $1,680,073. Asimismo, se especifica que el monto máximo de capital social que puede afectarse para la compra de acciones propias es hasta de $100,000 a valor nominal, el cual representa el 9.4515% del mismo. Al 31 de diciembre de 2001, se tienen 24,750,000 acciones propias pendientes de recolocar.

A partir de 2002, el impuesto retenible sobre dividendos fue eliminado. En caso de repartir utilidades que no hubieran causado el impuesto aplicable a la empresa, éste tendrá que pagarse al distribuir el dividendo. Por lo anterior, la Compañía debe llevar la cuenta de las utilidades sujetas a cada tasa. Las que ya pagaron el impuesto aplicable a la empresa ascienden a $9,665,589 aproximadamente, al 31 de diciembre de 2001.

Las reducciones de capital causarán impuesto sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

La utilidad neta de cada Compañía mexicana, estará sujeta a la disposición legal que requiere que el 5% de las utilidades de cada ejercicio sean traspasadas a la reserva legal, hasta que ésta sea igual al 20% del capital social. Al 31 de diciembre de 2001, la reserva legal de Carso asciende a $381,635 (a valor nominal) y se presenta en el rubro de utilidades acumuladas. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia de la Compañía, excepto en la forma de dividendos en acciones.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

17 Análisis de otros (gastos) ingresos, neto:

En este renglón se presentan los siguientes conceptos:

	2001	2000
Pérdida en venta y bajas de propiedades, planta y equipo	$ (12,578)	$ (101,670)
Gastos de exploración de proyectos	(80,278)	(119,161)
Recuperación de impuestos de ejercicios anteriores	278,010	17,327
Cancelación exceso de pasivos	7,964	21,992
Utilidad en venta de acciones permanentes	(26,805)	-
Otros, neto	(7,572)	65,892
	$ 158,741	$ (115,620)

18 Partida especial:

A partir de enero de 2000, el Centro Comercial Plaza Universidad (subsidiaria de Sears México), inició una remodelación mayor en su centro comercial, con el objeto de mejorar su imagen y el concepto del mismo, lo que también implicó tener demoliciones de los activos existentes, que se están reconociendo como una partida especial en el estado de resultados.

19 Compromisos contraídos:

(a) A través de un acuerdo suscrito el 20 de diciembre de 2001, Sears México prorrogó por 10 años a partir del 17 de abril de 2002, el contrato de licencia de uso de marcas, a través del cual se le permite la utilización del nombre de Sears tanto en su razón social como en sus tiendas, así como la explotación de las marcas propiedad de Sears Roebuck and Company ("Sears USA") dentro de las que destacan Craftsman y Kenmore.

(b) Al 31 de diciembre de 2001, Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos ascienden a $116,700 aproximadamente.

(c) Frisco vende sus minerales con base en convenios de ventas, generalmente renovados cada año, en los que establece las condiciones y la referencia a precios de metales en mercados internacionales. La subsidiaria Química Flúor, S.A. de C.V. tiene celebrados diversos contratos a largo plazo, ajustables anualmente, con Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. y Solvay Fluorides, Inc., en los que se compromete a venderles casi la totalidad de su producción de ácido fluorhídrico a precios similares a los de mercado.

(d) Al 31 de diciembre de 2001, la subsidiaria Ferrosur, como parte de los acuerdos para la concesión de la Vía Troncal del Sureste, se compromete como mínimo a lo establecido en el "Plan de Negocios" que incluye, entre otros aspectos, el cumplimiento del presupuesto de inversiones en equipo rodante, vía férrea, instalaciones, mantenimiento y mejoras a instalaciones y sistemas electrónicos. Durante el año 2001, se invirtieron $148 millones en rehabilitación de vías y adquisición de maquinaria y equipo, principalmente.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

20 Instrumentos financieros:

Las compañías llevaron a cabo operaciones con instrumentos derivados, con el objeto de utilizarlos como sustitutos temporales de operaciones al contado o como mecanismos de cobertura de sus exposiciones de riesgo (obligaciones de cobertura de compra-venta de divisas), así como la de aprovechar condiciones favorables de mercado para comprar acciones en un futuro y a un precio más conveniente (operaciones con opciones). Las operaciones realizadas se resumen a continuación:

(a) Contratos de cobertura de tasas de interés-

Carso tiene firmados contratos denominados swaps de tasas de interés con la finalidad de administrar el riesgo de las tasas de interés de sus créditos, así como controlar la integración de su deuda en tasas fijas y variables. Carso celebró contratos que ascienden a un total de $5,212,500, los cuales expiran el 18 de diciembre de 2006. Durante 2001, por los contratos mencionados anteriormente, Carso pagó una tasa de interés promedio ponderada de 11.18% y recibió una tasa de interés promedio ponderada de 7.97%. El diferencial a pagar o recibir dependerá de las variaciones en las tasas de interés y se registra como un ajuste al gasto financiero, en el estado de resultados.

Durante el año que terminó el 31 de diciembre de 2001, Condumex registró un cargo a resultados de $3,163 por swaps en tasa de interés que se incluyen dentro del costo integral de financiamiento. El efecto de valuación al cierre del ejercicio por el swap en tasas de interés fue de $5,560.

(b) Operaciones con opciones sobre acciones-

El valor de mercado de los contratos de opciones que Carso mantiene, se estiman en base en los precios de mercado de las acciones subyacentes a una fecha determinada. Al 31 de diciembre de 2001, el valor de mercado estimado de dichos contratos originó una pérdida de $529,053 (neta de primas pagadas). La Compañía no prevé la cancelación anticipada de estos contratos y espera que su fecha de vencimiento será la originalmente establecida. A su vencimiento, dichos contratos serán liquidados en efectivo o en especie, es decir, se pagará el diferencial entre el precio de ejercicio originalmente pactado y el precio de mercado en la fecha de vencimiento, o se adquirirán las acciones subyacentes al precio de ejercicio contra el pago correspondiente.

CARSO llevó a cabo estas operaciones sobre diversas acciones de compañías que cotizan en el mercado de valores de los EUA.

(c) Forwards-

Con el objeto de cubrir las exposiciones cambiarias originadas por pasivos en dólares americanos, las compañías contrataron forwards sobre el tipo de cambio del peso frente al dólar americano, como sigue:

Vencimiento	Tipo de Contrato	Tipo de Cambio Pactado	Importe en Dólares Americanos	Deudores por Compra-Venta Futura de Divisas	Obligaciones por Operaciones Futuras de Divisas	Posición Neta
Enero 22, 2002	Compra	9.1250	150,000,000	$ 1,371,345	$ 1,368,750	$ 2,595
Enero 22, 2002	Venta	9.1401	8,000,000	73,138	73,121	17
Enero 22, 2002	Venta	9.1401	8,000,000	73,138	73,121	17
Enero 22, 2002	Compra	9.1250	70,000,000	639,961	638,750	1,211
Enero 22, 2002	Compra	9.1400	90,000,000	822,807	822,600	207
Enero 22, 2002	Compra	9.1737	6,000,000	54,854	55,043	(189)
				$ 3,035,243	$ 3,032,185	$ 3,858

(d) Otros instrumentos-

Adicionalmente al 31 de diciembre de 2001, las compañías tienen otros instrumentos financieros que no son importantes para el volumen de sus operaciones.

21 Contingencias:

(a) La Compañía adquirió de Sears USA el 60% de las acciones de Sears México mediante un contrato de compraventa celebrado el 2 de abril de 1997, manteniendo Sears USA el derecho a requerir en cualquier momento y hasta el 2 de abril del 2002, que Carso compre una parte o la totalidad del 15% de las acciones que aún posee de Sears México. El precio de compra de esta opción es el mismo precio que Carso pagó en el contrato de compra más un interés anual del 8%, que se calculará desde el 2 de abril de 1997 hasta la fecha en que se ejerza la opción. Si Sears USA decidiera ejercer sus derechos de venta de dichas acciones a Carso, el precio de compra sería de 25.75 millones de dólares aproximadamente, más el interés calculado sobre las bases expuestas anteriormente. Dicho contrato con fecha 20 de diciembre de 2001 fue prorrogado por 10 años más.

(b) En enero de 2000, COC Services, Limited presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo a Grupo Carso, Grupo Sanborns e Ing. Carlos Slim Helú. COC Services pretendió el pago de daños reales por U.S.$150 millones de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por U.S.$2 millones en daños por demanda de fraude, y daños punitivos por U.S.$300 millones. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero de 2001. En febrero de 2001, el jurado entregó su fallo declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Services por daños punitivos a pagar por los demandados son los siguientes: U.S.$175.5 millones contra James Halpin, el expresidente y anterior director general de CompUSA, U.S.$94.5 millones contra CompUSA, U.S.$67.5 millones contra el Ing. Slim, U.S.$13.5 millones contra Grupo Carso y U.S.$13.5 millones contra Grupo Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo del 2001, el juez redujo daños de U.S.$454 millones a U.S.$121.5 millones, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA y su anterior Director General Sr. James Halpin. El juez eliminó también en el caso, las determinaciones del jurado en contra de CompUSA y del Sr. James Halpin.

Grupo Carso, Grupo Sanborns y el Ing. Slim han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas. Se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aun cuando se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, a fin de obtener la exoneración de las acusaciones pendientes.

Además, se tiene conocimiento de que COC Services, Ltd. apeló la sentencia a fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al Sr. Halpin.

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

(c) En febrero de 2001, el Consejo de Administración de Frisco, tomó la decisión de suspender temporalmente las operaciones de mina en Minera San Francisco del Oro, S.A. de C.V., dedicándose ésta al desarrollo y exploración de sus concesiones mineras, reduciéndose significativamente su plantilla de personal.

Debido a la agudización en la baja de los precios internacionales del oro y la plata, en octubre de 2001, el Consejo de Administración de Frisco, tomó la decisión de suspender temporalmente las operaciones de mina de Compañía San Felipe, S.A. de C.V., quedando con un mínimo de personal administrativo para el mantenimiento y vigilancia de la misma.

Derivado de lo anterior, se adoptó un plan de reorganización en Frisco, generándose un pago por concepto de indemnizaciones al personal por $55,615, el cual se presenta en el rubro de otros gastos en el estado de resultados.

22 Información por segmentos:

A continuación se presentan los principales datos por segmento de negocio, por los años terminados el 31 de diciembre de 2001 y 2000:

2 0 0 1

	Operación Escindida	Tabacalera	Recubrimientos Cerámicos	Derivados del Cobre y Aluminio	Productos para las Industrias Automotriz, Construcción y Telecomunicaciones	Comercial	Minería	Otros	Total
Ingresos de operación	$ -	$ 8,804,173	$ 2,513,950	$ 4,627,559	$ 14,049,168	$ 16,585,194	$ 2,751,077	$ 2,045,341	$ 51,376,462
Utilidad de operación	$ -	$ 681,535	$ 578,947	$ 499,411	$ 2,453,857	$ 2,808,385	$ 330,093	$ 596,036	$ 7,948,264
Utilidad (pérdida) neta consolidada del año	$ (237,738)	$ 324,912	$ 376,457	$ (106,524)	$ 1,419,535	$ 1,204,532	$ (90,031)	$ 232,256	$ 3,123,399
Depreciación y amortización	$ -	$ 178,313	$ 222,848	$ 244,462	$ 354,279	$ 505,657	$ 263,336	$ 89,783	$ 1,858,678
Amortización del crédito mercantil y crédito diferido	$ -	$ -	$ 14,816	$ -	$ 37,355	$ (298,782)	$ 58,414	$ 205,859	$ 17,662
Partida especial	$ -	$ -	$ -	$ -	$ -	$ (26,965)	$ -	$ -	$ (26,965)
Inversión en acciones de asociadas y fideicomiso inmobiliario no consolidado	$ -	$ -	$ -	$ 145	$ 745,591	$ 651,655	$ 97,182	$ 972,330	$ 2,466,903
Activos totales	$ -	$ 4,004,713	$ 5,409,161	$ 7,756,664	$ 12,253,588	$ 19,690,926	$ 7,374,193	$ 8,099,597	$ 64,588,842
Pasivos totales	$ -	$ 2,793,589	$ 3,640,392	$ 4,361,719	$ 5,379,935	$ 13,956,156	$ 5,548,267	$ 4,236,769	$ 39,916,827

Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

2 0 0 0

	Operación Escindida	Tabacalera	Recubrimientos Cerámicos	Derivados del Cobre y Aluminio	Productos para las Industrias Automotriz, Construcción y Tele-Comunicaciones	Comercial	Minería	Otros	Total
Ingresos de operación	$ -	$ 8,051,155	$ 2,659,959	$ 5,503,643	$ 14,532,418	$ 15,715,079	$ 3,394,423	$ 2,093,411	$ 51,950,088
Utilidad de operación	$ -	$ 834,630	$ 784,680	$ 491,739	$ 2,636,477	$ 2,589,350	$ 380,514	$ 380,136	$ 8,097,526
Utilidad (pérdida) neta consolidada del año	$ (654,222)	$ 529,245	$ 285,711	$ 58,674	$ 1,555,808	$ 1,549,413	$ (260,669)	$ 48,197	$ 3,112,157
Depreciación y amortización	$ -	$ 175,994	$ 245,625	$ 281,575	$ 332,903	$ 516,986	$ 304,711	$ 122,459	$ 1,980,253
Amortización del crédito mercantil y crédito diferido	$ -	$ -	$ 15,184	$ -	$ 30,170	$ (268,162)	$ 36,349	$ 192,569	$ (37,655)
Partida especial	$ -	$ -	$ -	$ -	$ -	$ (107,122)	$ -	$ -	$ (107,122)
Inversión en acciones y fideicomiso inmobiliario no consolidado	$ -	$ -	$ -	$ -	$ 548,647	$ 757,912	$ 113,848	$ 985,013	$ 2,405,420
Activos totales	$ 20,735,680	$ 3,710,541	$ 5,294,395	$ 8,719,400	$ 13,000,004	$ 19,886,515	$ 8,185,510	$ 9,022,244	$ 88,554,289
Pasivos totales	$ 11,933,903	$ 2,725,495	$ 3,959,199	$ 4,638,872	$ 5,971,532	$ 14,074,783	$ 5,984,806	$ 5,251,019	$ 54,539,609

23 Evento subsecuente:

El 25 de enero de 2002, Carso y su subsidiaria Frisco, Grupo Financiero Inbursa, S.A. de C.V. y su subsidiaria SINCA Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales y Grupo México, S.A. de C.V., a través de su subsidiaria Infraestructura y Transporte México, S.A. de C.V. (ITM) celebraron un convenio de asociación mediante el cual transmitirán el 100% de las acciones de Ferrosur a ITM y suscribirán acciones que representarán el 20% de las acciones representativas del capital social de ITM. Como resultado de esta asociación, se consolidarán en ITM las tenencias accionarias de Ferrosur (100%), que es la concesionaria del servicio público de transporte ferroviario en las rutas de Sureste y de Grupo Ferroviario Mexicano, S.A. de C.V. (74%), que es la controladora del 100% de Ferrocarril Mexicano, S.A. de C.V. (Ferromex), que es la concesionaria en las rutas Pacífico-Norte, Nacozari y Ojinaga, Topolobampo. La celebración de los contratos definitivos y de los demás documentos requeridos para implementar la asociación mencionada, están sujetos a la obtención de las autoridades y aprobaciones gubernamentales que se requieran.

ERNESTO GONZALEZ DAVILA
CONTADOR PUBLICO
BOSQUE DE DURAZNOS 127
11700 MEXICO, D.F.

A los Señores Accionistas de
Grupo Carso, S.A. de C.V.,

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los Estatutos de Grupo Carso, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año terminado el 31 de diciembre de 2001.

He asistido a las Juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas en México.

Asimismo, he revisado el balance general, individual y consolidado de la Compañía al 31 de diciembre de 2001 y sus correspondientes estados de resultados, de inversión de los accionistas y de cambios en la situación financiera por el año terminado en esa fecha, los cuales se someten a la consideración de esta H. Asamblea para su información y aprobación. Para rendir este informe también me he apoyado en los dictámenes que sobre dichos estados financieros emiten en esta fecha los señores Ruiz, Urquiza y Cía., S.C., auditores independientes de la Sociedad.

Como resultado de mi examen tengo la siguiente observación:

En Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía como sociedad escindente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC y subsidiaria (CompUSA, Inc.) la cual surtió efectos a partir del 29 de noviembre de 2001.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información presentada por los administradores refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Carso, S.A. de C.V. al 31 de diciembre de 2001 y los resultados de sus operaciones, las variaciones en la inversión de los accionistas y los cambios en su situación financiera por el año terminado en esa fecha, de conformidad con principios de contabilidad generalmente aceptados en México.

CPC Ernesto González Dávila
COMISARIO

15 de marzo de 2002

ERNESTO GONZALEZ DAVILA
CONTADOR PUBLICO
BOSQUE DE DURAZNOS 127
11700 MEXICO, D.F.

02 MAY -8 AM 10: 52

A los Señores Accionistas de
Grupo Carso, S.A. de C.V.,

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los Estatutos de Grupo Carso, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año terminado el 31 de diciembre de 2001.

He asistido a las Juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas en México.

Asimismo, he revisado el balance general, individual y consolidado de la Compañía al 31 de diciembre de 2001 y sus correspondientes estados de resultados, de inversión de los accionistas y de cambios en la situación financiera por el año terminado en esa fecha, los cuales se someten a la consideración de esta H. Asamblea para su información y aprobación. Para rendir este informe también me he apoyado en los dictámenes que sobre dichos estados financieros emiten en esta fecha los señores Ruiz, Urquiza y Cía., S.C., auditores independientes de la Sociedad.

Como resultado de mi examen tengo la siguiente observación:

En Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía como sociedad escindente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC y subsidiaria (CompUSA, Inc.) la cual surtió efectos a partir del 29 de noviembre de 2001.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información presentada por los administradores refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Carso, S.A. de C.V. al 31 de diciembre de 2001 y los resultados de sus operaciones, las variaciones en la inversión de los accionistas y los cambios en su situación financiera por el año terminado en esa fecha, de conformidad con principios de contabilidad generalmente aceptados en México.

CPC Ernesto González Dávila
COMISARIO

15 de marzo de 2002

ERNESTO GONZALEZ DAVILA
CONTADOR PUBLICO
BOSQUE DE DURAZNOS 127
11700 MEXICO, D.F.

A los Señores Accionistas de
Grupo Carso, S.A. de C.V.,

En mi carácter de comisario y en cumplimiento de lo dispuesto en el Artículo 166 de la Ley General de Sociedades Mercantiles y los Estatutos de Grupo Carso, S.A. de C.V., rindo a ustedes mi dictamen sobre la veracidad, suficiencia y razonabilidad de la información que ha presentado a ustedes el H. Consejo de Administración, en relación con la marcha de la Sociedad por el año terminado el 31 de diciembre de 2001.

He asistido a las Juntas de Consejo de Administración a las que he sido convocado y he obtenido de los Directores y Administradores toda la información sobre las operaciones, documentos y registros que juzgué necesario investigar. Mi revisión ha sido efectuada de acuerdo con normas de auditoría generalmente aceptadas en México.

Asimismo, he revisado el balance general, individual y consolidado de la Compañía al 31 de diciembre de 2001 y sus correspondientes estados de resultados, de inversión de los accionistas y de cambios en la situación financiera por el año terminado en esa fecha, los cuales se someten a la consideración de esta H. Asamblea para su información y aprobación. Para rendir este informe también me he apoyado en los dictámenes que sobre dichos estados financieros emiten en esta fecha los señores Ruiz, Urquiza y Cía., S.C., auditores independientes de la Sociedad.

Como resultado de mi examen tengo la siguiente observación:

En Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía como sociedad escindente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC y subsidiaria (CompUSA, Inc.) la cual surtió efectos a partir del 29 de noviembre de 2001.

En mi opinión, los criterios y políticas contables y de información seguidos por la Sociedad y considerados por los administradores para preparar la información financiera presentada por los mismos, son adecuados y suficientes y se aplicaron en forma consistente con el ejercicio anterior; por lo tanto, la información presentada por los administradores refleja en forma veraz, razonable y suficiente la situación financiera de Grupo Carso, S.A. de C.V. al 31 de diciembre de 2001 y los resultados de sus operaciones, las variaciones en la inversión de los accionistas y los cambios en su situación financiera por el año terminado en esa fecha, de conformidad con principios de contabilidad generalmente aceptados en México.

CPC Ernesto González Dávila
COMISARIO

15 de marzo de 2002

Informe Anual 2001
Grupo Carso



Indice

Eros



Museo Soumaya

El amor secreto.
Atribuido a Antonio Rossetti.
Siglo XIX.
Mármol.

En la teogonía hesiódica Eros es uno de los grandes principios constituyentes del universo, contemporáneo de caos. Él es responsable de la cohesión del mundo y la continuidad de las especies. Debemos buscar en él, para poder comprenderle, una concepción filosófica.

Es hijo de Venus y Marte (Vulcano), aunque algunos autores como Píndaro y Cicerón otorgan su paternidad a Júpiter o a Mercurio.

En el arte es representado de dos formas: como un niño con alas, travieso e inconsciente, o como un gentil mancebo alado, (nunca como un adulto). En cualquiera de estos dos casos tiene alas para huir en el momento que desee, es inalcanzable. Está desnudo en señal de inocencia y algunas veces con una corona de rosas, emblema de fugitivos placeres.

Se han hecho a lo largo de la historia del arte innumerables alegorías y representaciones de este dios, el amor dormido, el amor asechando, el amor ciego, acompañado de la locura, el amor cautivo, o arriba de un león en señal del gran poder que ejerce sobre las fieras.

Entre otras cosas lo que hace especial a la pieza en mármol de Museo Soumaya, es en que por lo general el amor ciego es representado con una venda ajustada sobre los ojos (igual que la representación de la fe cristiana), porque el amor no ve las faltas en la persona amada y se deposita en un religioso acto de fe. Lo que tenemos aquí es el amor secreto. Eros está sentado sobre lo que queda de un fresno, el cual sin duda ha surtido innumerables dardos a su carcaj; el arbusto y los hongos silvestres nos recuerdan lo irracional de su origen. Él acaba de sentarse, ha perdido el equilibrio, está enredado con esta gasa (que podría ser un sustituto de las rosas características, emblema de fugitivos placeres).

Es apenas un niño, juega con nosotros, se tapa a propósito, para descubrirse en el momento que menos lo esperemos. Tiene un esbozo de sonrisa bajo la gasa, Eros desvía nuestra atención mostrando sus encantos para atraparnos, de esta forma no advertimos que en su mano izquierda esconde sus armas: tres puntiagudas flechas a las órdenes de su voluntad. El amor secreto es ése que un día, después de mucho tiempo se devela porque ha callado mucho, porque se ha ocultado para que nadie lo vea, por egoísmo, por un terrible miedo. En los jardines decimonónicos era muy frecuente encontrar amores escondidos entre arbustos, fuentes, kioscos o fachadas.

La naturaleza y los fenómenos naturales eran, para el pensamiento romántico, la causa del amor entre los seres humanos (la aurora y el crepúsculo, las estrellas fugaces, el aire pasando por las hojas, la arena bajo los pies, la corteza de un árbol entre las manos, todo lo que hoy nos parece espacios comunes).

La ilustración, la modernidad y los medios de comunicación actuales han transformado de forma radical la idea del amor, y sin duda lo seguirán haciendo, pero nadie ha podido ni podrá cambiar el ardor de sus dardos, sus veloces alas, su irresistible fuerza y su irremediable poder.

Estructura de Grupo Carso


GRUPO CARSO
CONDUMEX
NACOBRE
Porcelanite
CIGATAM
Grupo Sanborns
SEARS
Sanborns
Sanborns Café
Mixup
EL GLOBO
COMP USA

En noviembre de 2001 se concretó la escisión de Compusa, de Grupo Sanborns / Grupo Carso

Datos Financieros Sobresalientes

GRUPO CARSO

(Miles de pesos al 31 de Diciembre de 2001)[1]

	1999	2000	2001[2]
VENTAS	46,237,400	51,950,088	51,376,462
UTILIDAD DE OPERACION	7,683,813	8,097,526	7,948,264
UTILIDAD NETA MAYORITARIA	5,585,320	2,710,847	2,484,074
EBITDA	9,635,145	10,077,779	9,806,942
ACTIVO TOTAL	72,230,165	88,554,289	64,588,842
PASIVO TOTAL	36,011,631	54,539,609	39,916,827
CAPITAL CONTABLE	36,218,535	34,014,680	24,672,015
ACCIONES EN CIRCULACION[3]	900,788,222	898,167,139	890,565,821
UTILIDAD POR ACCION	6.2005	3.0182	2.7893

1 Excepto número de acciones y utilidad por acción (unidades)
2 En noviembre de 2001 se concretó la escisión de Compusa
3 Promedio ponderado



Participación en Ventas por Subsidiaria

Grupo Sanborns	32.3 %
Condumex	27.6 %
Nacobre	9.5 %
Frisco	5.4 %
Porcelanite	5.0 %
Cigatam	17.1 %
Otros	3.1 %



Participación en Utilidad Operativa

Grupo Sanborns	35.4 %
Condumex	29.5 %
Nacobre	7.7 %
Frisco	4.2 %
Porcelanite	7.5 %
Cigatam	8.1 %
Otros	7.6 %


1999
2000
2001

Grupo Carso, S.A. de C.V.

Cifras en Mills. Ps

	1999	2000	2001
Ventas	46,237.4	51,950.0	51,376.5
Margen Operativo	16.6%	15.6%	15.5%
Margen EBITDA	20.8%	19.4%	19.1%

Informe del Consejo

A nuestros accionistas

Panorama Económico

Para México 2001 fue un año particularmente difícil. Enmarcado en el inicio de una nueva administración y afectado por el deterioro de las principales variables económicas a nivel mundial, especialmente la recesión experimentada por la economía Estadounidense después de varios años de crecimiento consecutivo, la economía Mexicana mostró resultados macro económicos por debajo de las expectativas que se tenían a finales del año 2000. De esta manera el Producto Interno Bruto mostró una caída de 0.3% con relación al mismo período del año anterior, debido entre otros factores a la contracción de la demanda agregada, con lo que el PIB se ubicó en $6,395 miles de millones de pesos constantes al cierre de 2001.

La tasa de crecimiento del Índice Nacional de Precios al Consumidor (INPC) se ubicó en 4.4%, lo que significó una reducción de 210 puntos base con respecto a la inflación de 6.5% pronosticada en los Criterios Generales de Política Económica (CGPE) para 2001. Durante el mes de diciembre, tradicionalmente inflacionario, se obtuvo la inflación más baja para este mes desde que inició la contabilidad de este índice, alcanzando solamente un 0.14%.

El tipo de cambio durante 2001 mantuvo una paridad promedio de $9.34, un nivel por debajo del que se tomó como referencia para la elaboración del Presupuesto Federal para 2001.

La importante demanda de pesos derivado del incremento de la Inversión Extranjera Directa (IED), la cual creció 74% con relación al año anterior, explica en gran medida la fortaleza del peso. En el 2001, el déficit en cuenta corriente se ubicó en $17,457 millones de dólares, representando 2.5% del PIB.

La balanza comercial registró un déficit de $9,729 millones de dólares, que representó 1.4% del PIB derivado de una disminución de 4.8% en las exportaciones, alcanzando $158,547 millones de dólares; las importaciones, por su parte fueron de $168,276 millones de dólares. Las reservas internacionales alcanzaron $40,880 millones de dólares, mostrando un incremento de 22% respecto al nivel de 2000.

Los Certificados de la Tesorería (CETES) que actúan como tasa de interés de referencia generaron un rendimiento promedio de 11.3% en el plazo de referencia de 28 días, mostrando con ello una reducción de 4 puntos porcentuales con respecto al mismo período del año anterior. Por su parte la Tasa de Interés Interbancaria de Equilibrio, en la misma tendencia promedió 12.8% lo cual se compara favorablemente con el 17.0% del año 2000.

Como puede observarse, México como parte de una economía altamente globalizada acusa en ambos sentidos las variaciones en las variables económicas mundiales por lo que el país requiere mantener y consolidar los logros que en materia macroeconómica se han alcanzado.

Resultados Operativos y Financieros

El 2001 fue para Grupo Carso un año de consolidación de operaciones, en el que además de buscar mayor eficiencia operativa, se buscó un mayor enfoque dentro del mercado doméstico hacia los sectores comercial, telecomunicaciones, energía y construcción en los que se considera se tiene un potencial de crecimiento a futuro, al tiempo que se simplifica la estructura del Grupo.

Como parte de la re-definición del grupo, a fines de 2001 se aprobó la escisión del 51% de las acciones de CompUSA que eran propiedad de GCarso a través de GSanborns. La separación de CompUSA se previó a través de tres transacciones sucesivas, las dos primeras fueron aprobadas por la Asamblea de Accionistas en el mes de Noviembre y se refieren a escisiones a nivel GSanborns y GCarso para crear dos controladoras completamente independientes de nombre Tenedora U.S., S.A. de C.V. (Tenedora) y U.S. Commercial Corp. S.A. de C.V. (U.S. Commercial). La tercera, pendiente por realizarse, se refiere a la fusión en una sola compañía de las dos anteriores, prevaleciendo bajo el nombre de U.S. Commercial y cuyo objeto será detentar la propiedad indirecta del 51% de las acciones de CompUSA e inicialmente tendrá una cantidad en efectivo en pesos mexicanos equivalente a aproximadamente $200 millones de dólares, para diversos propósitos, incluyendo recompra de acciones y no tendrá deuda.

A partir de la fecha de aprobación, cada accionista de GSanborns y de GCarso se considera también propietario de un número proporcional de acciones de las nuevas compañías.

Se considera que la escisión permitirá por un lado mejorar la eficiencia financiera y operativa de GCarso y GSanborns, además de mantener un enfoque primordialmente al mercado Mexicano, y por otro, permitirá a U.S. Commercial contar con una estructura saludable para desarrollar y soportar sus operaciones comerciales en los Estados Unidos.

A pesar de un escenario económico interno complicado con una economía en recesión, Carso registró ventas de $51,376 millones de pesos, un 1.1% menor respecto a los $51,950 millones de pesos del año 2000. Estas cifras fueron reestructuradas para efectos de comparación, excluyendo los resultados de CompUSA tanto en el año 2001, como en el año 2000. El efecto neto de los resultados de CompUSA se presenta como operaciones discontinuas. La utilidad de operación fue de $7,948 millones de pesos, con un margen operativo de 15.5%, que representó una caída en la utilidad de operación de 1.8% respecto al año anterior. El flujo operativo (Ebitda) alcanzó $9,807 millones de pesos, con un margen Ebitda de19.1%.

El nivel de deuda neta fue de $18,161 millones de pesos al cierre de año, el cual se considera sano en virtud de que la razón Ebitda/Deuda Neta se ubicó en 54.0%, representando una cobertura de intereses 3.1 veces. Durante el año 2001 la deuda neta se redujo mas de $6,300 millones de pesos, un 26% respecto al año anterior, derivado del pago de pasivos a nivel subsidiaria y de la escisión de CompUSA. A Diciembre de 2001, 62% de la deuda estaba denominada en pesos y el 52% de la misma se encontraba estructurada a largo plazo.

Grupo Carso tendrá como reto el mantener nuestro liderazgo y participación de mercado, así como una buena relación con nuestros socios estratégicos y el reconocimiento de nuestros clientes por el servicio y la calidad de nuestros productos. Es importante continuar operando de forma eficiente, en un entorno que se ha tornado sumamente competitivo, en el que además se contempla un tipo de cambio fuerte respecto al dólar. Buscaremos sinergias adicionales entre las empresas del grupo que nos permitan abatir costos. Pondremos especial énfasis en la reducción de costos y gastos y en el uso racional del flujo operativo, con un adecuado manejo del capital de trabajo y programando hacer inversiones estrictamente necesarias. Todo esto con el fin de fortalecer, en la medida de lo posible, nuestra estructura financiera. Al mismo tiempo, estaremos atentos de lo que acontece en los mercados y seremos oportunos para participar en la reactivación de la actividad económica.

Aprovecho este conducto para agradecer a nuestros funcionarios y colaboradores, su creatividad y entrega son fundamentales para ir mejorando día con día. Asimismo, agradezco la confianza y paciencia de nuestros accionistas. Seguiremos trabajando en la operación de cada una de las empresas que conforman nuestro grupo, buscando siempre mayores eficiencias y crecimiento con rentabilidad.

Atentamente,

Lic. Carlos Slim Domit
Presidente del Consejo de Administración.

GRUPO CONDUMEX



Cable superconductor, pruebas en modelo de 1m, en el CIDEC, Qro., México.


1999
2000
2001

Condumex	Cifras en Mills. Ps		
	1999	2000	2001
■ Ventas	12,845	14,545	14,179
■ Margen Operativo	16.8%	16.8%	16.5%
■ Margen EBITDA	19.7%	19.3%	19.0%
Utilidad Neta	1,465	1,236	1,162

Grupo Condumex, S.A. de C.V.	2001vs2000
Telecomunicaciones	
Cable de Cobre	13.7 %
Fibra óptica	-3.9 %
Instalación	22.7 %
Automotriz	
Arneses	-0.7 %
Partes mecánicas	-15.5 %
Cable automotriz	-20.1 %
Construcción y Energía	
Cable de energía	-10.8 %
Bienes de capital	-9.2 %
Metales	-11.1 %

Las condiciones del mercado doméstico y externo en el segundo semestre del año 2001 evidenciaron una contracción de la demanda de productos y servicios, mayor competencia nacional y extranjera y un tipo de cambio fuerte respecto a las principales monedas. Bajo este complicado entorno, Condumex se mantuvo como líder en los sectores en que participa. Las soluciones integrales, o proyectos "llave en mano", que contemplan el diseño, manufactura, instalación y mantenimiento en sectores como telecomunicaciones, energía, hidráulico y electrónica, le han permitido a Condumex continuar ganando mercado. La estrategia de Condumex contempla consolidar su mercado y enfocar el crecimiento hacia la industria de la construcción, energía y telecomunicaciones, buscando mantener la vanguardia tecnológica, eficiencia operativa y solidez financiera que lo caracteriza.

Las ventas de Condumex registraron una contracción de 2.5% respecto al año anterior, reportando al cierre del año 2001 ventas de $14,179 millones de pesos, comparado con $14,545 millones durante el 2000. Sin embargo, medido en dólares, las ventas y la utilidad de operación del año 2001 alcanzaron $1,489 millones y $246 millones, respectivamente, siendo éstas cifras récord en la historia de Condumex. La utilidad de operación, alcanzó $2,346 millones de pesos, lo que representó un margen operativo de 16.5%, nivel muy similar al reportado el año anterior. El flujo generado por la operación (EBITDA) fue de $2,700 millones de pesos.

Las divisiones que conforman Condumex mostraron comportamientos mixtos en cuanto a volúmenes de producción. En términos generales, el primer semestre del año resultó más favorable, destacando la división de Telecomunicaciones con incrementos importantes en los volúmenes de cable telefónico de cobre, fibra óptica y servicios de instalación de cable y torres de radio frecuencia y la división Automotriz con arneses automotores. Sin embargo el impacto de la desaceleración fue más evidente en la segunda mitad del año afectando a todas las divisiones. La industria de la construcción mostró una caída tanto en proyectos pesados como residenciales derivado



Máquina de extrusión en la planta de Condutel, San Juan del Río, Qro.

de una falta de liquidez; en la industria de telecomunicaciones, los clientes nacionales moderaron sus planes de inversión en planta externa y las exportaciones a Norte y Sudamérica disminuyeron considerablemente; en energía, los concursos de nuevos proyectos se retrasaron; y la industria automotriz se vio afectada por la desaceleración en los Estados Unidos derivando en paros técnicos y cierre de plantas.

Condumex invirtió alrededor de $41 millones de dólares en activo fijo en mantenimiento de su capacidad instalada, la modernización de algunos procesos y la planta para producción de cable de radio frecuencia para telefonía celular. Los planes de inversión para el 2002 se estiman en $50 millones de dólares.



Ventas 2001

Telecomunicaciones	41.0 %
Construcción y energía	32.7 %
Automotriz	26.3 %



Utilidad de Operación 2001

Telecomunicaciones	47.7 %
Construcción y energía	28.2 %
Automotriz	24.1 %

Condumex registró ventas record de $1,489 mm USD, durante 2001



Fabricación de cables para cableado estructural categoría 6, y cables coaxiales y Rf para telefonía celular.


1999
2000
2001

Nacobre		Cifras en Mills. Ps	
	1999	2000	2001
■ Ventas	5,644	5,806	4,875
□ Margen Operativo	14.0%	12.5%	12.6%
■ Margen EBITDA	18.9%	17.3%	17.6%
Utilidad Neta	356	226	(49)


1999
2000
2001

Volumen de ventas		(000's Tons)	
	1999	2000	2001
■ Cobre	83,192	87,303	82,115
□ Aluminio	73,552	69,059	61,985
■ PVC	34,123	36,014	33,550

INDUSTRIAS NACOBRE

La recesión mundial y el impacto que tuvo ésta en la economía mexicana, así como la fortaleza del peso frente al dólar norteamericano y la baja en los precios internacionales de los metales, fueron factores que motivaron a que, en el ejercicio que se reporta, los resultados de Nacobre se vieran afectados. Por lo anterior, se presentó una reducción en el volumen facturado, sin embargo, el flujo de efectivo de operaciones se incrementó en un 29.9% contra el año 2000, al generar $583.9 millones de pesos en el ejercicio, lo que se pudo alcanzar al tomar medidas para implementar eficiencias operativas adicionales como lo fueron la reducción de inventarios en un 23.2%, en cuentas por cobrar con una reducción del 15%. Así, la deuda con costo del Grupo disminuyó $318 millones de pesos, lo cual representa una reducción de 9.7% respecto al cierre del año 2000.

Las ventas del Grupo Nacobre alcanzaron $4,874.6 millones de pesos al cierre del 2001, un 16% menor comparado contra el año 2000. La utilidad de operación también reportó una caída de 15.3% respecto al año anterior, alcanzando $613.9 millones de pesos en el ejercicio que se reporta.

Para la división Cobre en el ejercicio y no obstante el incremento en volumen de ventas que se alcanzó en el sector construcción para contrarrestar la caída en el mercado de exportación, las ventas totales en esta división reportaron una reducción de 15.2% respecto al año anterior, en virtud de la baja en un 13.6% en los precios internacionales del cobre (COMEX), así como a la baja en un 5.9% en el volumen facturado. En el mercado nacional seguimos ampliando nuestra cartera de clientes y con ello nuestra cobertura. Por lo tanto, la utilidad de operación alcanzó $388 millones de pesos, 21.8% menor al año anterior, con un margen operativo de 14.2% comparado con el 15.4% alcanzado en el año anterior.

Las ventas de la división Aluminio alcanzaron $1,669 millones de pesos, lo que representó una caída de 15.1% respecto al año anterior, originada principalmente por el cierre a partir del segundo


ALUPAK

Productos en Cobre, Aluminio y PVC.



planta de Veracruz. Por otro lado, se logró incrementar las ventas de foil de aluminio tanto para uso industrial como para uso doméstico; nuestra marca ALUPAK alcanzó volúmenes de venta superiores a los alcanzados en años anteriores, contando con una buena participación en ventas de perfiles para obra monumental, con lo que se incrementó nuestra presencia en las mas grandes y modernas obras del País. El precio internacional del Aluminio (LME) presentó una caída de 6.8%, sin embargo, la utilidad de operación de la división Aluminio alcanzó $118.6 millones de pesos lo que representa un incremento substancial de 88% respecto al año anterior, derivado al enfoque a producción de artículos con mayor valor agregado.

La división P.V.C. resultó afectada por el escaso gasto público en infraestructura hidráulica, sobre todo durante el primer semestre del año. Así, los volúmenes de venta mostraron una contracción de 6.8% respecto al año anterior, que junto con una disminución de 16.1% en el precio promedio de la resina (ICISLOR), resultaron en una caída de 23.7% en ventas respecto al año anterior, al alcanzar, en el ejercicio que se reporta, ventas por $468.5 millones de pesos en esta división.

Durante el año 2001, Grupo Nacobre invirtió $24 millones de dólares en activo fijo, mismos que fueron destinados en un 61% para el incremento de su capacidad instalada y desarrollo de nuevos productos y un 24% en equipos para incrementar la productividad en las divisiones Cobre y Aluminio.



Microscopio electrónico de barrido utilizado para análisis cualitativo y cuantitativo.



Ventas 2001

Cobre	56.1 %
Aluminio	34.2 %
PVC	9.6 %



Utilidad de Operación 2001

Cobre	63.2 %
Aluminio	19.3 %
PVC	17.5 %

Industrias Nacobre enfocó sus ventas a productos de valor agregado

Producción de lámina de aluminio en la planta de Almexa, Edo. de México, México



Porcelanite



Proceso de producción de loseta ceramica.


1999
2000
2001

Porcelanite	1999	2000	2001
			Cifras en Mills. Ps
■ Ventas	2,623	2,741	2,588
□ Margen Operativo	30.3%	28.6%	22.9%
■ Margen EBITDA	38.9%	37.4%	31.4%
Utilidad Neta	467	266	394

Porcelanite participó activamente en la industria de la construcción durante el año 2001, manteniéndose como líder del mercado de loseta cerámica nacional, con una participación de mercado superior al 40%.

La capacidad de la industria nacional continuó creciendo durante el año, esto aunado a un incremento de productos de importación, derivó en una sobre oferta con la consecuente presión de los precios promedio por metro cuadrado que en términos reales al cierre del año mostraron una disminución de 8.3% respecto al cierre del 2000. En el mes de Abril, los precios de Porcelanite se incrementaron un 5% promedio ponderado, sin embargo este incremento no fue suficiente para compensar la baja generalizada de precios. Las condiciones de la industria obligaron a Porcelanite a incrementar su actividad promocional, sobre todo en el punto de venta, construyendo mas de 150 salas de exhibición en los locales de sus distribuidores durante el año.

En el tercer trimestre del año fue inaugurada, según lo planeado, la nueva planta en San José Iturbide, Guanajuato, para atender todos los segmentos de mercado pero con un enfoque especial al segmento medio y alto. Única en Hispanoamérica por la fabricación de productos de alta resistencia y dureza conocidos como porcelanato esmaltado, dicha planta cuenta con una capacidad de 600,000 metros cuadrados al mes, y se ubica a tan solo 500 metros de la mina de arcillas, lo cual abarata el acarreo de materias primas. En noviembre de 2001 se tomó la decisión de cerrar temporalmente las instalaciones de la planta Pavillion 1, ubicada en Tlaxcala, con una capacidad de 400,000 metros cuadrados al mes.

Los volúmenes crecieron 3.0% respecto al año anterior, alcanzando 48.4 millones de metros cuadrados contra los 46.9 millones del año 2000. Las ventas se ubicaron en $2,588 millones de pesos con un margen operativo de 22.9%, una disminución de 5.6 y 24.6 % respectivamente en


SACMI

San José Iturbide, Gto. con capacidad de 7 millones m2/año.

relación al año anterior. La baja en ventas y en márgenes se explica principalmente por la reducción en términos reales de los precios de venta promedio no compensado por el aumento en los volúmenes de ventas, mayores costos de producción por el impacto de gastos de la nueva planta y de gastos extraordinarios originados por el cierre de la planta Pavillion 1.

Las inversiones en activo fijo ascendieron a $37 millones de dólares y se destinaron principalmente a la terminación de la planta de San José Iturbide y al inicio de la construcción de una fabrica de pega azulejo y adhesivos que se llamará Technokolla de México, S.A. de C.V. y que iniciará operaciones en el primer trimestre del 2002.


1999
2000
2001

Volumen de Ventas y Participación de Mercado

	1999	2000	2001
Volumen de Ventas (Mills. m^2)	43.7	47	48.4
Participación de mercado	39.7%	40.9%	40.6%

1999 2000 2001

Capacidad Instalada (Mills. m^2)

	1999	2000	2001
Capacidad Instalada	44.3	51.8	63.1

Porcelanite inauguró su nueva planta en San José Iturbide, Gto.



Sala de exhibición, Porcelanite, México, D.F.


1999
2000
2001

Frisco	Cifras en Mills. Ps		
	1999	2000	2001
■ Ventas	2,215	3,394	2,751
■ Margen Operativo	12.4%	11.2%	12.0%
■ Margen EBITDA	24.0%	20.2%	21.6%
Utilidad Neta	186	(255)	(129)

Empresas Frisco, S.A. de C.V.

	2001	% var vs 2000
Molienda (000 tons)	1,017	-46.9 %
Oro (000 oz)	34	-68.4 %
Plata (000 oz)	2,115	-25.0 %
Plomo (000 tons)	11	-23.7 %
Zinc (000 tons)	43	-10.6 %
Acido (mills. lbs)	149	-17.4 %
Tons / Km (mills.)	5,279	-1.4 %

EMPRESAS FRISCO

Frisco registró ventas al cierre del año 2001 de $2,751 millones de pesos, una disminución de 19% en relación con el año pasado. La utilidad de operación reportada ascendió a $330 millones de pesos, 13% menor que en el año 2000 con un margen de operación de 12% contra 11.2% el año anterior. Estos resultados se vieron afectados por la fortaleza del peso con respecto al dólar y a los precios bajos de los metales, asimismo, las cifras no resultan comparables, en virtud de que durante el año 2001 se llevaron a cabo cierres temporales de dos minas que estuvieron operando durante el año 2000.

Ferrosur disminuyó sus volúmenes transportados durante el año, reflejándose en un decremento de ventas de 1%, con márgenes operativos de 17% comparado con un nivel de 18% durante el año 2000. Los segmentos de mayor crecimiento durante el año fueron agricultura, industrial y automotriz. Durante el año y en asociación con CG Railway, Ferrosur inició la operación de una ferrobarcasa que cubre la ruta Coatzacoalcos, Veracruz - Mobile, Alabama, ofreciendo a sus clientes nuevas alternativas de transporte entre el Sureste de México y la costa Este de los Estados Unidos de América.

El 25 de Enero de 2002, Empresas Frisco y Grupo México, a través de su subsidiaria Infraestructura y Transportes México, S.A. de C.V. (ITM), celebraron un Convenio de Asociación mediante el cual transmitirán las acciones de Ferrosur a ITM y suscribirán acciones que representarán el 20% de las acciones representativas del capital social de ITM. La celebración de los contratos definitivos y de los demás documentos requeridos para implementar la asociación mencionada, están sujetos a la obtención de las autorizaciones y aprobaciones gubernamentales que se requirieran.

La asociación que se anuncia implicará importantes sinergias y mayores eficiencias en beneficio de los usuarios del transporte ferroviario, al hacer factible la operación de ambos ferrocarriles, Ferromex y Ferrosur, bajo una sola administración y al ofrecer a los usuarios servicios en rutas continuas y directas entre cuatro puertos del Pacífico y cuatro puertos


FERRO SUR

Línea del Pacífico México - Veracruz.



del Golfo y entre éstos con cinco ciudades fronterizas en los Estados Unidos de América, además de integrar el triángulo industrial México-Guadalajara-Monterrey y la región del Bajío, así como el corredor industrial del Sureste Coatzacoalcos-Veracruz.

En adición, la Asociación facilitará el ampliar la infraestructura y los servicios de transporte multimodal y de operación portuaria e intermodal.

Química Flúor reportó ventas de $606 millones de pesos, 19% menores respecto al año anterior explicado principalmente por una disminución en la demanda de ácido fluorhídrico que originó una caída en los volúmenes de producción de 17%. Por su parte, la división minera reportó el nivel de producción mas bajo en su historia. Las minas de San Francisco del Oro y San Felipe fueron cerradas temporalmente al no hacer sentido la extracción del mineral a los precios actuales. Tayahua es la única mina en operación actualmente, registrando incrementos en sus niveles de producción con altas leyes de mineral.

Las inversiones en activo fijo durante el 2001 ascendieron a $19 millones de dólares y se destinaron principalmente a rehabilitación de vía en Ferrosur, a la planta de beneficio de Minera Tayahua, y reposición de equipo.



Columnas de lixiviación por contacto con soluciones ácidas o alcalinas.



Ventas 2001

Ferrocarril	60.7 %
Químicos	22.0 %
Minería	17.3 %



Utilidad de Operación 2001

Ferrocarril	88.3 %
Químicos	23.1 %
Minería	-11.4 %

Ferrosur creció sus volumenes con mayor eficiencia operativa

Puente Papaloapan ruta México D.F. - Veracruz.



Cigatam
Philip Morris de México


1999
2000
2001

Cigatam & Philip Morris — Cifras en Mills. Ps

	1999	2000	2001
■ Ventas	9,659	11,213	12,360
□ Margen Operativo	18.9%	19.2%	19.4%
■ Margen EBITDA	21.0%	21.2%	21.3%
Utilidad Neta	1,222	1,360	1,444





Tabacos Desvenados; nuevas técnicas de producción en invernadero.

Cigatam – Philip Morris de México, apoyado en su equipo administrativo, personal altamente calificado, equipo con tecnología de vanguardia y una adecuada estrategia de comercialización, continuó ganando participación de mercado durante el año 2001, consolidando su posición de líder en el mercado nacional.

A efecto de cumplir con las regulaciones locales e internacionales, Cigatam ha realizado durante los últimos años, inversiones en su proceso primario, secundario y de tabaco expandido con el fin de obtener una mejor calidad en sus productos. Dichas inversiones permiten obtener una mayor precisión en la homogeneidad de las mezclas de tabaco que derivan en un cigarro más competitivo.

La participación de mercado, medida en volumen, se incrementó de un 55.9% al cierre de 2000, a un 58.3% al cierre de 2001. Esto es un crecimiento de 240 puntos base durante el año mientras que el volumen de mercado total se incrementó solamente 140 puntos base respecto al año 2000.

En cuanto a la participación por segmento, Cigatam – Philip Morris, al cierre del año reportó un crecimiento en el segmento de precio alto de 170 puntos base, alcanzando un 75.9% contra un 74.2% del año anterior. En el segmento de precio bajo, la participación de mercado subió de 53.7% a 55.4%. La solidez en estos segmentos se debe a la fortaleza de marcas como Marlboro, Benson & Hedges, Delicados y Faros. Por su parte, la participación en el segmento de precio medio disminuyó de 13.2% a 12.1%.

Marlboro, de forma individual, continuó creciendo su participación, alcanzando 42.4% de forma individual, contra 39.1% de participación al cierre del año 2000. Su participación de mercado en el Distrito Federal alcanzó 56.5%. En Julio de 2001 se llevo a cabo el lanzamiento de la marca Parliament, ofreciendo otra opción a los consumidores del segmento alto.

Los resultados financieros combinados de Cigatam – Philip Morris, que al 50% representan el valor económico para Grupo Carso, mostraron un crecimiento en ventas en el año 2001 de 10.2% respecto al año 2000, alcanzando $12,360 millones de pesos, con un margen de operación de 19.4% que se compara favorablemente con el 19.2% del


1999
2000
2001

Participación de Mercado Marlboro

	1999	2000	2001
■ Participación	34.9%	39.1%	42.4%


Marlboro

Cobertura de Marlboro en punto de venta.

año pasado. El flujo operativo fue de $1,846 millones de pesos, 3% mas que el del año 2000. Los resultados de Cigatam que son los que consolidan al 100% en Grupo Carso, mostraron un nivel de ventas de $8,768.8 millones de pesos, con un margen operativo de 7.3%, lo que representó un crecimiento respecto al año 2000 de 9.5% y 5.0%, respectivamente.

Durante el año hubo un incremento de precios en el mes de Septiembre que en promedio fue de 8.1% derivado del aumento de $1.00 en las marcas del segmento alto y medio y $0.50 en las marcas del segmento bajo.

Las inversiones en activo fijo acumuladas para el año 2001 ascendieron aproximadamente a $20 millones de dólares, básicamente destinadas a maquinaria y equipo.



Campaña de delicados, dirigido al segemento medio/bajo.

A partir del 1º de Enero de 2002 se reforma la Ley del Impuesto Especial sobre Producción y Servicios estableciendo que en la enajenación de tabacos labrados se aplicarán las siguientes tasas para los ejercicios fiscales 2002, 2003,2004 y 2005: Para cigarros con filtro 105%, 107%, 110% y 110% respectivamente. Para cigarros sin filtro 60%, 80% 100% y 110% respectivamente.


1999
2000
2001

Volumen de Ventas y Participación

	1999	2000	2001
Producción de cigarros (bn cigarros)	49	48.7	49.2
Participación de mercado	53.5%	55.9%	58.3%



Participación de mercado por segmento

	1999	2000	2001
Alto	72.3%	74.2%	75.9%
Medio	14.4%	13.2%	12.1%
Bajo	52.8%	53.7%	55.4%

Cigatam - Philip Morris continuó ganando mercado alcanzando un 58.3 % durante 2001

Sanborns Hermanos enfrentó una fuerte competencia en sus tiendas derivado de la actividad promocional en el sector comercial. El peculiar concepto de Sanborns la hace competir con tiendas departamentales, farmacias, librerías, restaurantes y bares por igual. Sanborns ha sabido enfrentar esta situación e implementó estrategias para adaptar el concepto tradicional de la tienda y mantener su sitio entre los consumidores como el lugar preferente y accesible para realizar sus compras, comidas o como punto de reunión social o de negocios.

Durante el año 2001, Sanborns expandió su presencia en el mercado con la apertura de 7 tiendas Sanborns y 7 tiendas de música. De esta manera, su área de ventas se incrementó 7.5% distribuido en los formatos de Sanborns, Sanborns Café y tiendas de música.

Las ventas combinadas del año acumularon $7,410 millones de pesos que comparado con los $7,234 millones de pesos del año anterior, representan un crecimiento en términos reales de 2.4%. Las ventas combinadas mismas tiendas del año 2001 cayeron un 2.1% comparado con el año anterior. El margen de operación combinado ascendió a 12.2%, 110 puntos base menor que el año pasado derivado principalmente de un incremento en la actividad promocional.

Durante el año, Sanborns llevó a cabo varias promociones como respuesta a la actividad promocional de la industria, las cuales incrementaron el tráfico en las tiendas y permitieron renovar los inventarios para ofrecer lo más novedoso en mercancía. Las ventas del año mostraron un crecimiento de 2.0%, alcanzando $5,709 millones de pesos, con un margen operativo de 12.2%.


1999
2000
2001

Sanborns, Sanborns Café y tiendas de música — Cifras en Mills. Ps

	1999	2000	2001
■ Ventas	6,708.7	7,234.1	7,409.7
□ Margen Operativo	14.9%	13.3%	12.2%
■ Margen EBITDA	18.3%	16.6%	15.3%
Utilidad Neta	604.0	596.6	569.5



Vista del Palacio de Bellas Artes desde Sanborns Azulejos.



Grupo Sanborns

Sanborns Café y la división de alimentos y bebidas de Sanborns evidenciaron menor tráfico derivado de un incremento de restaurantes y bares establecidos, así como de puestos de comida de la economía informal. El número de asientos se incrementó un 6.0% respecto al año pasado con la apertura de establecimientos durante el año.



1998
1999
2000

Establecimientos

	1999	2000	2001
Sanborns	105	109	116
■ Sanborns Café	32	33	33
Tiendas de música	52	56	60



Palacio de los Azulejos Centro Histórico México, D.F.

Sanborns abrió 7 tiendas durante el año acumulando 116 al cierre del 2001

Vistas interior Sanborns Plaza Cuicuilco, México, D.F.



SEARS


SEARS

Vista exterior SEARS Santa Fe, México, D.F.


1999
2000
2001

Sears Cifras en Mills. Ps

	1999	2000	2001
■ Ventas	6,931.8	7,752.4	8,334.2
□ Margen Operativo	18.3 %	18.9%	19.1%
■ Margen EBITDA	21.3%	21.6%	21.6%
Utilidad Neta	662.0	696.6	795.5

Sears completó un año mas de éxito comercial, con crecimientos en ventas comparables de 5.6%, dos nuevas aperturas, 17% de incremento en su portafolio de crédito y eficiencias operativas que se reflejaron en mayores ventas, márgenes operativos y generación de flujo. Adicionalmente en el mes de Diciembre se ratificó la alianza estratégica y la sólida relación de negocios con Sears Roebuck and Company como socio minoritario de la compañía, al prorrogar por 10 años a partir de Abril del 2002, el contrato de uso de marcas, a través del cual se permite a Sears Roebuck de México la utilización del nombre de Sears tanto en su razón social como en sus tiendas, así como la explotación de marcas como Craftsman y Kenmore. El costo de la licencia será de un 1% de los ingresos anuales provenientes de la operación.

Las ventas consolidadas del 2001 se estimularon con campañas promocionales, siempre en coordinación con los proveedores, ofreciendo descuentos de mercancía, pagos diferidos o financiamiento a plazos sin intereses. El 59.7% de las ventas se realizaron utilizando como medio de pago la tarjeta Sears, que reportó un saldo a fin de año de $4,141.6 millones de pesos, con un total de 757.7 mil cuentas activas y un nivel de cartera vencida de solamente 1.61%. El saldo promedio por cuentahabiente se ubico en $5.5 miles de pesos, siendo este un 10.8% mayor que el año anterior.

De esta manera las ventas consolidadas reportaron un crecimiento de 7.5% respecto al año anterior, alcanzando $8,334 millones de pesos. La utilidad de operación alcanzó $1,594 millones de pesos, contra $1,463 millones durante el año 2000, representando un margen operativo de 19.1%, marginalmente superior al 18.9% registrado hace un año. La generación de flujo operativo de la compañía ascendió a $1,800 millones de pesos, lo cual representa un margen Ebitda de 21.6% contra $1,672 millones de pesos en el año 2000, con un margen Ebitda equivalente.

Grupo Sanborns



Vista interior SEARS del departamento de perfumería.

Durante el año se inauguró una tienda en al ciudad de Chihuahua y otra en la ciudad de Torreón, con lo que ya suman 45 tiendas en la República Mexicana. Estas aperturas incrementan el espacio de ventas un 6.5% respecto al año anterior. Para el año 2002 se tiene previsto abrir una tienda mas en la ciudad de Querétaro.



1999
2000
2001

Cartera de Crédito

	1999	2000	2001
Cartera (Mills. Ps)	2,983.5	3,534.2	4,141.6
Cartera vencida	1.56%	1.47%	1.61%

Sears reportó crecimiento de 5.6% a mismas tiendas



Pole Position en SEARS.

Grupo Sanborns

Los resultados consolidados de Grupo Sanborns registraron ventas de $16,595 millones de pesos con un margen operativo de 16.9%, comparado con ventas de $15,783 millones de pesos con un margen operativo de 16.3% del año anterior. Durante el año 2001 se abrieron 38 puntos de venta distribuidos en los distintos formatos. Los resultados sobre bases comparables, muestran buenos resultados para los formatos comerciales en México derivado del dinamismo del consumo.

Durante el año 2001, las inversiones en activo fijo sumaron mas de 70 millones de dólares que se aplicaron al crecimiento orgánico de cada uno de los formatos comerciales y a la remodelación de tiendas, pastelerías y centros comerciales.

En Septiembre de 2001, Grupo Sanborns comenzó un proceso tendiente a la separación de la totalidad de las acciones emitidas por CompUSA de que GSanborns es tenedora y que representan el 51% del capital social de CompUSA, para crear, al final del proceso, una nueva empresa pública tenedora de dichas acciones. La transacción tuvo como objetivo el lograr mayores eficiencias operativas y financieras en las empresas del grupo, y conformar U.S. Commercial Corp., una controladora que se dedique a operar e invertir en negocios en el sector comercial de los Estados Unidos de América.

De esta manera, a partir de diciembre GSanborns es independiente de CompUSA y dejó de consolidarla. El público inversionista recibirá acciones de U.S. Commercial Corp., cuyo patrimonio consistirá fundamentalmente en el 51% de las acciones de CompUSA, más el equivalente en moneda nacional a $200 millones de dólares en efectivo.


1999
2000
2001

Grupo Sanborns — Cifras en Mills. Ps

	1999	2000	2001
■ Ventas	14,076.5	15,783.3	16,595.4
☐ Margen Operativo	16.8%	16.3%	16.9%
■ Margen EBITDA	20.3%	19.7%	20%
Utilidad Neta	1,310.9	1,017.8	1,184.0



El Globo: alta repostería y tradición en México.



EL GLOBO

Controladora y Administradora de Pastelerías

Las ventas de Pastelería El Globo, durante el año 2001, alcanzaron $745 millones de pesos que representó un crecimiento de 6.4% contra el año 2000. El margen de operación se ubicó en 17%.

El Globo continuó ganando mercado durante el año, abrió 22 puntos de venta durante el año, ya sea a través de tiendas o de otros formatos en plazas o centros comerciales. También se avanzó en la construcción de una nueva planta en la ciudad de México, con la que se incrementará la capacidad instalada.

Tiendas de Música

La división de tiendas de música opera varios formatos dirigidos a distintos segmentos de mercado. MixUp y No Problem enfocados al segmento alto de menudeo, y Discolandia y Feria del Disco al segmento medio/bajo y de mayoreo. Las ventas mostraron un incremento de 2.1% respecto al 2000, con un margen de operación de 6.5%.



1999
2000
2001

El Globo — Cifras en Mills. Ps

	1999	2000	2001
Ventas	602.9	700.3	745.2
Margen Operativo	9.8%	15.4%	17.0%
Margen EBITDA	1.5%	20.2%	22.0%
Utilidad Neta	9.0	74.3	76.1

Grupo Sanborns continuó creciendo a través de sus distintos formatos



Vista interior de Mixup.

Mixup: tiendas de música y entretenimiento.





Vista exterior tienda Greenville, S.C.


2000
2001

Compusa	Cifras en Mills. USD	
	Mar-Dic 2000	2001
■ Ventas	4,016.9	4,110.7
▩ Margen Operativo	1.0%	-0.3%
■ Margen EBITDA	2.4%	1.1%

Las ventas netas acumuladas al cierre de 2001, excluyendo operaciones discontinuas, alcanzaron $4.1 miles de millones de dólares. Las ventas se vieron afectadas por la desaceleración económica en los Estados Unidos y por la caída del consumo después de los ataques terroristas de septiembre. Las ventas mismas tiendas cayeron 14% comparado con el mismo período del año anterior. El margen bruto fue de 18.8%. La utilidad de operación de 2001 mostró una pérdida por $13.6 millones de dólares con un margen de operación de 0.3%. La pérdida operativa se explica por la desaceleración económica estadounidense y por una actividad promocional agresiva durante el segundo trimestre del año.

CompUSA incorporó a su mezcla de ventas productos y servicios de valor agregado, enfocados al negocio de menudeo, con el fin de ofrecer soluciones integrales en tecnología. Como parte de este esfuerzo, se anunció un plan de reestructura que contempló soportar el esfuerzo comercial de venta directa a través de tiendas y con grupos de venta a nivel nacional y que se estima incrementaran los márgenes, mejorarán la productividad y resultarán en eficiencias operativas que representarán ahorros de aproximadamente $30 millones de dólares al año. Adicionalmente, CompUSA vendió su división de Call Center en $105 millones de dólares.

En el segundo trimestre de 2001, CompUSA recibió de sus accionistas GSanborns y América Móvil, una inyección permanente de capital por $50 millones de dólares. El destino de los fondos fue para el pago de pasivos y cuestiones operativas.

CompUSA y América On Line (AOL) anunciaron una alianza estratégica para promover el acceso a Internet y otras tecnologías interactivas entre los consumidores estadounidenses. Como parte del acuerdo, CompUSA promoverá en sus tiendas los servicios interactivos y a cambio AOL proveerá su infraestructura para promocionar los productos y servicios de CompUSA. Adicionalmente, AOL otorgó fondos a CompUSA para la construcción de módulos de exhibición de AOL, dentro del programa de reacondicionamiento de tiendas de CompUSA.


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ATTENTION

Vista interior tienda.

El plan de remodelación y reacondicionamiento de tiendas concluyó en noviembre de 2001, justo antes del inicio de la temporada de fin de año. La inversión de alrededor de $24 millones de dólares fue fondeada, en buena medida, con recursos de proveedores. Las tiendas han mostrado efectos favorables a raíz de la remodelación, incluyendo una mejoría en la experiencia de compra del consumidor . CompUSA abrió 3 Supertiendas bajo el formato tradicional y cuatro tiendas bajo un nuevo formato, "Cozone by CompUSA", que es un concepto de tienda más pequeño, dirigido al consumidor de tecnología sofisticado, ofreciendo lo más novedoso en tecnología en electrónicos de consumo, comunicaciones y computadoras portátiles.



Participación en ventas por línea de productos

Hardware	58.2 %
Software	17.4 %
Accesorios	19.0 %
Servicios	5.4 %



Desglose de ventas por mercado

Menudeo	93.8 %
Otros	5.4 %
Operaciones discontínuas	0.8 %

Compusa se posiciona como el lugar donde "América compra Tecnología"



Departamento comunicaciones en tiendas remodeladas.

Consejo de Administración

CONSEJEROS PROPIETARIOS

ING. CARLOS SLIM HELU
Presidente Honorario - Grupo Carso
Presidente Honorario - Grupo Financiero Inbursa
Presidente - Carso Global Telecom
Presidente - Teléfonos de México
Presidente - América Móvil
Doce años como Consejero
Consejero Patrimonial Relacionado

LIC. CARLOS SLIM DOMIT
Presidente - Grupo Carso
Presidente - Grupo Sanborns
Director General - Sanborn Hermanos
Vicepresidente - Carso Global Telecom
Vicepresidente - Teléfonos de México
Doce años como Consejero
Consejero Patrimonial Relacionado

ING. ANTONIO COSIO ARIÑO
Director General - Cía. Industrial de Tepejí del Río
Diez años como Consejero
Consejero Independiente

LIC. FERNANDO G. CHICO PARDO
Director General Promecap, S.C.
Doce años como Consejero
Consejero Independiente

ING. JAIME CHICO PARDO
Vicepresidente y Director General - Teléfonos de México
Vicepresidente - Carso Global Telecom
Doce años como Consejero
Consejero Relacionado

ING. CLAUDIO X. GONZÁLEZ LAPORTE
Presidente - Kimberly Clark de México
Doce años como Consejero
Consejero Independiente

LIC. JOSÉ KURI HARFUSH
Presidente - Janel
Doce años como Consejero
Consejero Independiente

C.P. JUAN ANTONIO PÉREZ SIMON
Presidente - Sanborns Hermanos
Vicepresidente - Teléfonos de México
Doce años como Consejero
Consejero Independiente

ING. BERNARDO QUINTANA ISAAC
Presidente - Ingenieros Civiles Asociados (ICA)
Diez años como Consejero
Consejero Independiente

LIC. AGUSTÍN SANTAMARINA VÁZQUEZ
Consejero- Santamarina y Steta
Doce años como Consejero
Consejero Independiente

C.P. RAFAEL MOISÉS KALACH MIZRAHI
Presidente y Director General - Grupo Kaltex
Ocho años como Consejero
Consejero Independiente

CONSEJEROS SUPLENTES

LIC. ALEJANDRO ABOUMRAD GABRIEL
Presidente - Porcelanite
Doce años como Consejero
Consejero Patrimonial Relacionado

ING. MAXIMILIANO BECKER ARREOLA
Director General - Cigatam
Doce años como Consejero
Consejero Independiente

C.P. HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA
Director General - Grupo Carso
Director General - Condumex
Presidente - Frisco
Presidente - Nacobre
Doce años como Consejero
Consejero Relacionado

LIC. CARLOS HAJJ ABOUMRAD
Director General - Artes Gráficas Unidas - Galas de México
Cuatro años como Consejero
Consejero Relacionado

LIC. ARTURO ELIAS AYUB
Director de Alianzas Estratégicas, Comunicación y Relaciones Institucionales - Teléfonos de México
Cuatro años como Consejero
Consejero Relacionado

LIC. DANIEL HAJJ ABOUMRAD
Director General - Carso Global Telecom
Director General - América Móvil
Siete años como Consejero
Consejero Relacionado

LIC. MARCO ANTONIO SLIM DOMIT
Presidente - Grupo Financiero Inbursa
Doce años como Consejero
Consejero Patrimonial Relacionado

LIC. EDUARDO VALDÉS ACRA
Director General - Inversora Bursátil
Presidente - Banco Inbursa
Diez años como Consejero
Consejero Relacionado

LIC. PATRICK SLIM DOMIT
Vicepresidente - Grupo Carso
Director Comercial de Mercado Masivo - Teléfonos de México
Presidente - Ferrosur
Seis años como Consejero
Consejero Patrimonial Relacionado

ING. ALFONSO SALEM SLIM
Director General - Hoteles Calinda
Un año como Consejero
Consejero Independiente

COMISARIO PROPIETARIO

C.P.C. ERNESTO GONZÁLEZ DÁVILA
Socio Director de Ruíz, Urquiza y Cía, S.C.
Un año como Comisario Propietario

COMISARIO SUPLENTE

C.P.C. WALTER G. FRASCHETTO VALDES
Socio de Auditoria de Ruíz, Urquiza y Cía, S.C.
Un año como Comisario Suplente

SECRETARIO

LIC. SERGIO F. MEDINA NORIEGA
Director Jurídico y Secretario del Consejo-Teléfonos de México
Secretario del Consejo-Grupo Sanborns
12 años como Secretario

Estados Financieros Consolidados



Museo Soumaya

Amor y Psique.
Trophime Bigot (1579-1650).
Oleo sobre tela.

Informe del Comité de Auditoria

H. Consejo de Administración:

De conformidad con las disposiciones que establece la Ley del Mercado de Valores, la Circular 11-33 de la Comisión Nacional Bancaria y de Valores y el Código de Mejores Prácticas Corporativas, nos permitimos informar a este órgano sobre las actividades que realizamos durante el ejercicio social de 2001.

Como es de su conocimiento, las funciones relacionadas con la contratación y supervisión de los auditores externos y del comisario de la Sociedad, así como con la revisión y emisión de la información financiera, se concentraron en este comité como un órgano intermedio que auxilia al consejo de administración a cumplir de mejor forma sus funciones y de apoyo en la toma de decisiones en estas materias. Dicho comité fue constituido el 2 de abril del 2001 con base en las disposiciones aplicables del Código de Mejores Prácticas Corporativas y está integrado por tres consejeros propietarios.

En el desempeño de nuestras funciones hemos revisado las políticas, procedimientos y prácticas contables de la Sociedad, así como la información financiera que se prepara y se presenta a la Bolsa Mexicana de Valores, S.A. de C.V. y a la Comisión Nacional Bancaria y de Valores, apoyándonos en el área de auditoría interna de la empresa y en el despacho de auditores externos de la compañía, y como resultado de esta revisión: (a) no hemos considerado oportuno someter a la consideración del consejo de administración ningún cambio respecto de dichas políticas contables, y (b) nos cercioramos que la información pública intermedia se elabora bajo los mismos principios, criterios y prácticas contables con los que se elabora la información anual.

Respecto a los auditores externos, además de vigilar su desempeño, nos aseguramos de que: (a) el socio del despacho de auditores externos que dictaminó a la Sociedad tiene menos de 6 años llevando a cabo dicha función; (b) la persona que firmó el dictamen de los estados financieros auditados de Grupo Carso, S.A. de C.V. es distinta a la que actúa como comisario de la Sociedad, aún cuando ambas personas son socios del mismo despacho de auditores externos, y (c) los honorarios del actual despacho de auditores externos son adecuados y representan un porcentaje menor al 20% de sus ingresos totales.

El cumplimiento de las normas de control interno en Grupo Carso, S.A. de C.V. es vigilado permanentemente a través del área de auditoría interna, la cual revisa, analiza y corrige, en su caso, las desviaciones que se llegaran a presentar. Por su parte, los auditores externos tienen encomendado elaborar un estudio y evaluación del control interno de la empresa y presentar un informe al respecto a este comité, sin que a la fecha hayan solicitado que se efectúe alguna corrección significativa. Por lo anterior, podemos concluir que el sistema de control interno de Grupo Carso, S.A. de C.V. cumple con los principios de efectividad para los que fue creado.

Por último, cabe señalar que apoyándonos en las actividades desempeñadas por los auditores externos y el área legal de la Sociedad, encontramos que Grupo Carso, S.A. de C.V. cumple con las disposiciones legales que le son aplicables.

LIC. JOSE KURI HARFUSH
PRESIDENTE

ING. ANTONIO COSIO ARIÑO

C.P. RAFAEL MOISES KALACH MIZRAHI

Informe del Comité de Finanzas y Planeación

H. Consejo de Administración :

Para dar cumplimiento a la responsabilidad que nos ha sido asignada y con base en las disposiciones que establece la Ley del Mercado de Valores, la Circular 11-33 de la Comisión Nacional Bancaria y de Valores y el Código de Mejores Prácticas Corporativas, nos permitimos informar a este órgano sobre las actividades que realizamos durante el ejercicio social de 2001.

Como es de su conocimiento, las funciones de evaluación y revisión de las políticas de inversión y de financiamiento de Grupo Carso, S.A. de C.V., se han concentrado en un órgano intermedio que auxilia al consejo de administración a cumplir de mejor forma sus funciones, el cual fue constituido el 2 de abril del 2001 con base en las disposiciones aplicables del Código de Mejores Prácticas Corporativas, y está integrado por tres consejeros.

Al respecto, durante el ejercicio de 2001 revisamos y evaluamos las bases propuestas por la Dirección General para la elaboración del Presupuesto Anual del 2002 y las Proyecciones Financieras correspondientes a los años 2002 a 2006 de Grupo Carso, S.A. de C.V. y subsidiarias, con el fin de tener una visión a corto y largo plazo de dichas empresas. Dichos instrumentos de planeación consideran los lineamientos y bases estratégicas adoptados por el consejo de administración y son utilizados para la evaluación y guía de la actividad del grupo de empresas antes mencionado.

Durante el ejercicio de 2001 ni Grupo Carso, S.A. de C.V. ni sus subsidiarias llevaron a cabo inversiones importantes. El estudio del financiamiento de cada una de las empresas se realizó a partir del plan estratégico a que se refiere el párrafo anterior y de la comparación de alternativas de los diferentes instrumentos de mercado considerando costos, flexibilidad y oportunidad. La elección de las fuentes de financiamiento de la Sociedad y de sus subsidiarias ha sido, en nuestra opinión, la adecuada, tomando en consideración lo antes expuesto, existiendo congruencia entre las políticas de inversión y de financiamiento con el plan estratégico de referencia.

C.P. JUAN ANTONIO PEREZ SIMON
PRESIDENTE

ING. CLAUDIO X. GONZALEZ LAPORTE

ING. BERNARDO QUINTANA ISAAC

Informe del Comité de Evaluación y Compensación

H. Consejo de Administración :

Para dar cumplimiento a la responsabilidad que nos ha sido asignada y con fundamento en las disposiciones que establece la Ley del Mercado de Valores, la Circular 11-33 de la Comisión Nacional Bancaria y de Valores y el Código de Mejores Prácticas Corporativas, nos permitimos informar a este órgano sobre las actividades que realizamos durante el ejercicio social de 2001.

Como es de su conocimiento, las funciones de evaluación y compensación del Director General y, en su caso, de los funcionarios de alto nivel de Grupo Carso, S.A. de C.V., se han concentrado en un órgano intermedio que auxilia al consejo de administración a cumplir de mejor forma sus funciones y lo apoya en la toma de decisiones sobre estas materias; el cual fue constituido el 2 de abril del 2001 con base en las disposiciones aplicables del Código de Mejores Prácticas Corporativas, y está integrado por tres consejeros propietarios.

Tomando en cuenta que la Sociedad, salvo el cargo del Director General, no tiene trabajadores ni empleados, revisamos que los criterios para evaluar el desempeño del Director General y que los pagos probables, en caso de su separación, se apeguen a los lineamientos aprobados al respecto por el consejo de administración, sin que hayamos considerado necesario efectuar alguna modificación o adecuación sobre el particular.

Por otra parte, cabe mencionar que las políticas de evaluación y de remuneración de los funcionarios de alto nivel de las subsidiarias de Grupo Carso, S.A. de C.V. son las mismas que se han manejado desde hace varios años, con las cuales se ha logrado mantenerlos con un nivel competitivo dentro del mercado laboral.

LIC. CARLOS SLIM DOMIT
PRESIDENTE

ING. JAIME CHICO PARDO

LIC. AGUSTIN SANTAMARINA VAZQUEZ

Dictamen de los Auditores

A los Señores Accionistas de Grupo Carso, S.A. de C.V.,

Hemos examinado los balances generales consolidados de GRUPO CARSO, S.A. DE C.V. Y SUBSIDIARIAS al 31 de diciembre de 2001 y 2000 y los estados consolidados de resultados, de inversión de los accionistas y de cambios en la situación financiera que les son relativos, por los años terminados en esas fechas. Dichos estados financieros consolidados son responsabilidad de la Administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías. Los estados financieros de ciertas subsidiarias consolidadas que representan el 37% y 36% del total de los activos consolidados y el 35% y 24% de los ingresos netos consolidados en 2001 y 2000 respectivamente, fueron examinados por otros auditores independientes, en cuyos informes nos hemos basado para expresar nuestra opinión con respecto a las cantidades relativas a dichas subsidiarias.

Nuestros exámenes fueron realizados de acuerdo con normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes y de que están preparados de acuerdo con principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la Administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes y los reportes de los otros auditores proporcionan una base razonable para sustentar nuestra opinión.

Como se menciona en las notas 2 y 4 a los estados financieros, en Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía como sociedad escidente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC y subsidiaria (CompUSA, Inc.) la cual surtió efectos a partir del 29 de noviembre de 2001. Los estados financieros al 31 de diciembre de 2000, han sido reestructurados para presentar los activos, pasivos y resultados de la sociedad escindida en un solo renglón para efectos de comparabilidad.

En nuestra opinión, basada en nuestros exámenes y en los informes de otros auditores a los que se hace referencia en el primer párrafo, los estados financieros consolidados adjuntos presentan razonablemente, en todos los aspectos importantes, la situación financiera de Grupo Carso, S.A. de C.V. y Subsidiarias al 31 de diciembre de 2001 y 2000 y los resultados de sus operaciones, la inversión de los accionistas y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con principios de contabilidad generalmente aceptados en México.

Ruiz, Urquiza y Cía., S.C.

CPC Walter Fraschetto

15 de marzo de 2002

Grupo Carso, S.A. de C.V. y Subsidiarías

Balances generales consolidados

al 31 de diciembre de 2001 y 2000

Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

	2001	2000
Activo		
Circulante:		
Efectivo y valores realizables	$ 3,766,926	$ 4,589,314
Cuentas por cobrar, neto	9,472,898	9,901,086
Inventarios, neto	9,708,572	10,567,630
Garantía de cartera descontada	333,605	558,725
Pagos anticipados	198,329	142,691
Activo circulante de la operación escindida	-	8,981,033
Total del activo circulante	23,480,330	34,740,479
Cuentas por cobrar a largo plazo	95,634	148,958
Inversión en acciones de asociadas y fideicomiso inmobiliario no consolidados	2,466,903	2,405,420
Propiedades, planta y equipo, neto	33,577,516	34,148,345
Títulos de concesión, neto	2,182,668	2,230,208
Otros activos, neto	2,785,791	3,126,232
Activo no circulante de la operación escindida	-	11,754,647
	$ 64,588,842	$ 88,554,289

	2001	2000
Pasivo e inversión de los accionistas		
Circulante:		
Préstamos bancarios y porción circulante de la deuda a largo plazo	$ 10,502,763	$ 15,437,413
Cuentas por pagar a proveedores	4,404,903	4,642,983
Pasivo contingente por cartera descontada	70,000	208,800
Partes relacionadas	199,796	490,675
Otras cuentas por pagar y pasivos acumulados	2,766,630	2,025,096
Impuesto sobre tabacos labrados	653,017	538,390
Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades	538,741	273,026
Pasivo circulante de la operación escindida	-	7,128,309
Total del pasivo circulante	19,135,850	30,744,692
Deuda a largo plazo	11,425,033	9,409,396
Impuestos a largo plazo	9,190,112	8,996,923
Ingresos y crédito diferido, neto	165,832	583,017
Pasivo no circulante de la operación escindida	-	4,805,581
Total del pasivo	39,916,827	54,539,609
Inversión de los accionistas:		
Capital social pagado	5,242,590	6,995,056
Prima en suscripción de acciones	1,675,246	2,233,648
Reserva para recompra de acciones propias	2,162,805	2,962,157
Superávit pagado por minoritario	-	281,550
Utilidades acumuladas	44,478,792	43,681,332
Efecto acumulado de impuesto sobre la renta diferido	(6,485,359)	(6,485,359)
Resultado acumulado por actualización	(27,203,145)	(25,557,565)
Total de la inversión de los accionistas mayoritarios	19,870,929	24,110,819
Inversión de accionistas minoritarios	4,801,086	9,903,861
Total de la inversión de los accionistas	24,672,015	34,014,680
	$ 64,588,842	$ 88,554,289

Las notas adjuntas son parte integrante de estos balances generales consolidados.

Estados consolidados de resultados

Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001
(Excepto utilidades (pérdidas) por acción, expresadas en pesos)

	2001	2000
Ventas netas	$ 51,376,462	$ 51,950,088
Costo de ventas	35,975,277	36,580,076
Utilidad bruta	15,401,185	15,370,012
Gastos de venta y administración	7,452,921	7,272,486
Utilidad de operación	7,948,264	8,097,526
Costo integral de financiamiento:		
Intereses ganados	1,245,965	2,130,261
Intereses pagados	(4,370,447)	(5,576,639)
Pérdida cambiaria, neta	(151,856)	(13,652)
Utilidad por posición monetaria	855,757	1,844,588
	(2,420,581)	(1,615,442)
Otros ingresos (gastos), neto	158,741	(115,620)
Amortización de crédito mercantil y crédito diferido, neto	(17,662)	(37,655)
Partida especial	(26,965)	(107,122)
Utilidad antes de provisiones	5,641,797	6,221,687
Provisiones para:		
Impuesto sobre la renta	2,329,122	2,696,021
Participación de los trabajadores en las utilidades	482,453	336,581
Utilidad antes de participación en el resultado de compañías asociadas y fideicomiso inmobiliario no consolidado	2,830,222	3,189,085

	2001	2000
Participación en el resultado de compañías asociadas y fideicomiso inmobiliario no consolidado	530,915	577,294
Utilidad por operaciones continuas	3,361,137	3,766,379
Pérdida por operación escindida, neta de impuesto sobre la renta	(237,738)	(654,222)
Utilidad neta consolidada del año	$ 3,123,399	$ 3,112,157
Distribución de la utilidad neta consolidada del año:		
Accionistas mayoritarios	$ 2,484,074	$ 2,710,847
Accionistas minoritarios	639,325	401,310
Utilidad neta consolidada del año	$ 3,123,399	$ 3,112,157
Utilidad básica por acción ordinaria	$ 2.79	$ 3.02
Pérdida por acción en operación escindida	$ (0.27)	$ (0.73)
Promedio de acciones en circulación, (000's)	890,566	898,167

Las notas adjuntas son parte integrante de estos estados consolidados.

Estados consolidados de inversión de los accionistas

Estados consolidados de inversión de los accionistas
Por los años terminados el 31 de diciembre de 2001 y 2000
Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

	Capital Social		Prima en Suscripción de Accionistas
	Histórico	Actualización	
Saldos al 31 de diciembre de 1999	$ 1,375,189	$ 5,627,711	$ 2,248,178
Efecto acumulado de impuesto sobre la renta diferido	-	-	-
Recompra de acciones propias	(19,933)	(1,697)	-
Recolocación de acciones propias	10,001	3,785	(14,530)
Incremento de la reserva para recompra de acciones propias	-	-	-
Aportaciones de capital social de accionistas minoritarios y superávit pagado	-	-	-
Dividendos pagados a accionistas minoritarios	-	-	-
Saldos antes de utilidad integral	1,365,257	5,629,799	2,233,648
Efectos de conversión del año	-	-	-
Efectos de actualización del año	-	-	-
Utilidad neta del año	-	-	-
Utilidad integral	-	-	-
Saldos al 31 de diciembre de 2000	1,365,257	5,629,799	2,233,648
Efectos de escisión	(330,874)	(1,416,525)	(558,402)
Recompra de acciones propias	(4,966)	(100)	-
Disminución de accionistas minoritarios	-	-	-
Dividendos pagados a accionistas minoritarios	-	-	-
Saldos antes de utilidad integral	1,029,417	4,213,174	1,675,246
Efectos de conversión del año	-	-	-
Efectos de actualización del año	-	-	-
Utilidad neta del año	-	-	-
Utilidad integral	-	-	-
Saldos al 31 de diciembre de 2001	$ 1,029,417	$ 4,213,174	$ 1,675,246

Reserva para Recompra de Acciones Propias	Superávit Pagado Por Minoritario	Utilidades Acumuladas	Efecto Acumulado de Impuesto sobre la Renta Diferido	Resultado Acumulado por Actualización	Inversión de Accionistas Minoritarios	Total de la Inversión de los Accionistas
$ 1,309,089	$ -	$ 42,731,087	$ -	$ (24,436,601)	$ 7,362,808	$ 36,217,461
-	-	-	(6,485,359)	-	(1,359,618)	(7,844,977)
(375,884)	-	-	-	-	-	(397,514)
268,350	-	-	-	-	-	267,606
1,760,602	-	(1,760,602)	-	-	-	-
-	281,550	-	-	-	4,437,345	4,718,895
-	-	-	-	-	(324,022)	(324,022)
2,962,157	281,550	40,970,485	(6,485,359)	(24,436,601)	10,116,513	32,637,449
-	-	-	-	38,709	(12,644)	26,065
-	-	-	-	(1,159,673)	(601,318)	(1,760,991)
-	-	2,710,847	-	-	401,310	3,112,157
-	-	2,710,847	-	(1,120,964)	(212,652)	1,377,231
2,962,157	281,550	43,681,332	(6,485,359)	(25,557,565)	9,903,861	34,014,680
(720,919)	(281,550)	(1,686,615)	-	-	(4,837,844)	(9,832,729)
(78,432)	-	-	-	-	-	(83,498)
-	-	-	-	-	(111,985)	(111,985)
-	-	-	-	-	(240,701)	(240,701)
2,162,806	-	41,994,717	(6,485,359)	(25,557,565)	4,713,331	23,745,767
-	-	-	-	61,292	-	61,292
-	-	-	-	(1,706,873)	(551,570)	(2,258,443)
-	-	2,484,074	-	-	639,325	3,123,399
-	-	2,484,074	-	(1,645,581)	628,193	926,248
$ 2,162,806	$ -	$ 44,478,791	$ (6,485,359)	$ (27,203,146)	$ 4,801,086	$ 24,672,015

Las notas adjuntas son parte integrante de estos estados consolidados.

Grupo Carso, S.A. de C.V. y Subsidiarias

Estados consolidados de cambios en la situación financiera

Por los años terminados el 31 de diciembre de 2001 y 2000

Expresados en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

	2001	2000
Operación:		
Utilidad por operaciones continuas	$ 3,361,137	$ 3,766,379
Más (menos)-		
Partidas en resultados que no requirieron (generaron) recursos-		
Depreciación y amortización	1,858,678	1,980,253
Amortización del crédito mercantil y crédito diferido	17,662	37,655
Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos	581,667	1,288,086
Impuesto sobre la renta a largo plazo	(122,968)	247,966
Participación en los resultados de compañías asociadas y de fideicomiso inmobiliario no consolidado, neto de dividendos recibidos	(401,395)	(132,581)
Partida especial	26,965	107,122
Obligaciones laborales	57,816	28,977
Pérdida por operación escindida, neta de impuesto sobre la renta	(237,738)	(654,222)
Partidas relacionadas con actividades de inversión-		
Utilidad en venta de acciones permanentes	(26,805)	-
Pérdida en venta de propiedades, planta y equipo	12,578	107,670
Recursos netos obtenidos de resultados	5,127,597	6,777,305
Cambios netos en el capital de trabajo, excepto tesorería	(800,789)	(1,979,183)
Recursos netos generados por operaciones	4,326,808	4,798,122
Financiamiento:		
Incremento neto en préstamos bancarios y deuda a largo plazo en términos reales	(1,871,829)	632,888
Amortización neta de préstamos bancarios y deuda a largo plazo en pesos constantes	(1,047,184)	(2,169,567)
Recolocación de acciones propias	-	267,606
Recompra de acciones propias	(83,498)	(397,514)
Dividendos pagados a accionistas minoritarios de subsidiarias	(352,686)	(324,022)
	(3,355,197)	(1,990,609)
Inversión:		
Adiciones de propiedades, planta y equipo, menos valor neto de retiros	(1,966,541)	(1,457,455)
(Incremento) disminución en la inversión en acciones y fideicomiso inmobiliario no consolidado	(535,884)	639,022
Otros activos	(112,426)	(82,204)
	(2,614,851)	(900,637)
Cambios netos en activos, pasivos e inversión de los accionistas de la operación escindida, incluyendo efecto de actualización	820,852	(4,553,756)
Disminución neta de efectivo y valores realizables	(822,388)	(2,646,880)
Efectivo y valores realizables:		
Al inicio del año	4,589,314	7,236,194
Al final del año	$ 3,766,926	$ 4,589,314

Las notas adjuntas son parte integrante de estos estados consolidados.

Notas a los estados financieros consolidados

al 31 de diciembre de 2001 y 2000
Expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

1 Actividades:

Grupo Carso, S.A. de C.V. ("Carso" o la "Compañía") es tenedora de las acciones de un grupo de empresas cuyas actividades primordiales se desarrollan en la industria tabacalera; minerometalúrgica; hotelera; de producción y venta de partes automotrices; en la operación de tiendas departamentales, de regalos, de discos, restaurantes y pastelerías; a la fabricación y venta de pan y pasteles; al servicio de transporte público de carga; a la producción y venta de productos derivados del cobre y sus aleaciones; a la producción y venta de lingotes, lámina, foil y otros productos de aluminio; a la producción de cables de telecomunicaciones y conductores de electricidad; a la producción y venta de recubrimientos cerámicos y a la administración de centros comerciales.

2 Bases de consolidación, adquisición y escisión de subsidiarias:

Bases de consolidación-

Los estados financieros consolidados adjuntos incluyen los de Carso y los de sus subsidiarias, en las cuales tiene control de la administración, de las cuales, las más importantes se mencionan a continuación:

La participación en los resultados y los cambios patrimoniales de las subsidiarias y asociadas que fueron adquiridas o vendidas en el ejercicio, se incluyen en los estados financieros desde o hasta la fecha en que se llevaron a cabo las transacciones y se actualizan en términos de poder adquisitivo de la moneda al fin del año.

Todos los saldos y transacciones importantes entre las compañías del Grupo fueron eliminados en los estados financieros consolidados adjuntos.

Adquisición de subsidiarias-

En marzo de 2000, Sanborns adquirió a través de Sanborns, LLC el 51% de las acciones de CompUSA, Inc., empresa constituida en los Estados Unidos de América (EUA) y dedicada principalmente a la venta de computadoras personales, software, accesorios y servicios relacionados, entre otras actividades.

Escisión-

En Asamblea General Extraordinaria de Accionistas celebrada el 21 de noviembre de 2001, fue aprobada la escisión parcial de la Compañía

Compañía	% de Participación
Grupo Calinda, S.A. de C.V. y Subsidiarias (Calinda)	100.00
Grupo Sanborns, S.A. de C.V. y Subsidiarias (Sanborns)	79.76
Empresas Frisco, S.A. de C.V. y Subsidiarias (Frisco)	99.61
Grupo Condumex, S.A. de C.V. y Subsidiarias (Condumex)	99.54
Industrias Nacobre, S.A. de C.V. y Subsidiarias (Nacobre)	99.89
Porcelanite, S.A. de C.V. y Subsidiarias (Porcelanite)	99.93
Cigarros la Tabacalera Mexicana, S.A. de C.V. y Subsidiaria (CIGATAM)	50.01
Galas de México, S.A. de C.V. (GALAS)	80.51
Artes Gráficas Unidas, S.A. de C.V. (AGUSA)	68.19
Carso, LLC	100.00

como sociedad escindente y como sociedad escindida U.S. Commercial Corp., S.A. de C.V. ("US Commercial") cuyo activo más importante está representado por la inversión en acciones de Sanborns, LLC, que incluye el 51% de las acciones de CompUSA, Inc. y la cual surtió efectos a partir del 29 de noviembre de 2001 (ver Nota 4).

3 Principales políticas contables:

Los estados financieros fueron preparados de acuerdo con principios de contabilidad generalmente aceptados en México (PCGA). La preparación de dichos estados financieros requiere que la Administración efectúe ciertas estimaciones y utilice ciertos supuestos, para determinar la valuación de algunas de las partidas individuales de los estados financieros y para efectuar las revelaciones que se requieren presentar en los mismos. Aún cuando pueden llegar a diferir de su efecto final, la Administración considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables utilizadas por las compañías se resumen a continuación:

(a) Cambio en política contable-

A partir del 1° de enero de 2001, las compañías adoptaron las disposiciones del nuevo boletín C-2, "Instrumentos Financieros", emitido por el Instituto Mexicano de Contadores Públicos, A. C., que establece la metodología de la valuación y registro de los instrumentos financieros. Consecuentemente, registraron como un activo los efectos de los instrumentos financieros que se tienen contratados, afectando el costo integral de financiamiento, por el efecto de la valuación de los mismos. (ver Nota 20).

(b) Bases de conversión de estados financieros-

Los estados financieros de subsidiarias extranjeras cuyas operaciones se encuentran integradas a las del Grupo, se convierten a pesos mexicanos al tipo de cambio de cierre para las partidas monetarias, o cuando se efectuaron las transacciones y se originaron los activos no monetarios y el capital y las cifras resultantes, se actualizan por medio del Indice Nacional de Precios al Consumidor (INPC).

Desde marzo de 2000 y hasta el 28 de noviembre de 2001, los estados financieros de Sanborns, LLC y su compañía subsidiaria (CompUSA, Inc.), subsidiaria de Sanborns en el extranjero ubicada en los EUA, la cual se consideró "entidad extranjera", fueron mantenidos en dólares americanos y convertidos a pesos mexicanos, con el tipo de cambio vigente a la fecha en que se mantuvo la entidad extranjera, de conformidad con el Boletín B-15 "Transacciones en moneda extranjera y conversión de estados financieros de operaciones extranjeras", emitido por el Instituto Mexicano del Contadores Públicos, A.C. (ver Nota 4).

Los activos y pasivos de la operación escindida el 31 de diciembre de 2000, fueron actualizados a moneda del 31 de diciembre de 2001, aplicando el INPC, en lugar de seguir los lineamientos del Boletín B-15. Los efectos correspondientes se incluyen en el resultado por tenencia de activos no monetarios de 2001, en lugar de mostrarse dentro de este mismo rubro en 2000.

Continental Tire North America, Inc. asociada extranjera en un 19.40%, se registra por el método de participación. Los estados financieros de esta Compañía al ser una "entidad extranjera", debe seguir los lineamientos de conversión descritos en el Boletín "B-15" como se describe anteriormente, sin embargo; ésta no se actualiza por inflación, pero si se convierte a pesos mexicanos utilizando el tipo de cambio de cierre. El efecto de no seguir el Boletín B-15 en forma integral para actualizar esta inversión, no es importante.

(c) Reconocimiento de los efectos de la inflación en la información financiera-

Las compañías actualizan en términos de poder adquisitivo de la moneda de fin del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación. Los estados financieros del año anterior han sido actualizados a moneda del último cierre y sus cifras difieren de las originalmente presentadas en la moneda del año correspondiente. Consecuentemente, las cifras de los estados financieros son comparables entre sí y con el año anterior, al estar todas expresadas en la misma moneda.

Las tasas anuales de inflación de los países en donde opera la Compañía son las siguientes:

	%	
	2001	2000
Estados Unidos de América	1.55	3.39
México	4.40	8.96

Para reconocer los efectos de la inflación en términos de poder adquisitivo de moneda de cierre, se procedió como sigue:

- *En el balance:*

Los inventarios son actualizados a su valor de reposición, que no excede a su valor de realización.

Las propiedades, planta y equipo, se registran originalmente al costo de adquisición o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan utilizando el INPC. La maquinaria

y equipo de procedencia extranjera se actualiza aplicando el factor de deslizamiento e inflación de la moneda del país de origen.

La depreciación se registra con base a la vida útil económica estimada de cada activo, sobre el valor actualizado.

Los títulos de concesión obtenidos por Ferrosur, S.A. de C.V. (Ferrosur), subsidiaria de Frisco, están registrados a su costo de adjudicación, se actualizan en base al INPC y se amortizan en línea recta con base en los 50 años que fue otorgada la concesión.

El crédito mercantil y crédito diferido se actualizan con un factor derivado del INPC, desde la fecha de aportación o generación.

El capital aportado y acumulado y las demás partidas no monetarias se actualizan con un factor derivado del INPC, desde la fecha de aportación o generación.

- *En el estado de resultados:*

Los ingresos y gastos que afectan o provienen de una partida monetaria se actualizan del mes en que ocurren hasta el cierre, utilizando factores derivados del INPC.

Los costos y gastos que provienen de partidas no monetarias se actualizan como sigue:

- El costo de ventas se actualiza en base a su costo de reposición, en función a la actualización del inventario que se está consumiendo o vendiendo.
- Como se indica anteriormente, la depreciación se calcula sobre el valor actualizado de las propiedades, planta y equipo.
- Los gastos e ingresos que provienen de las demás partidas no monetarias se actualizan hasta el cierre, en función del activo no monetario que se consumió o vendió.

El resultado por posición monetaria, que representa la erosión que la inflación origina sobre el poder adquisitivo de las partidas monetarias, se determina aplicando al activo o pasivo monetario neto al principio de cada mes, el factor de inflación derivado del INPC y se actualiza al cierre del ejercicio con el factor correspondiente.

- *En los otros estados:*

El resultado acumulado por actualización que se presenta en el estado de inversión de los accionistas, se forma principalmente por el resultado por tenencia de activos no monetarios, que representa el cambio en el nivel específico de precios de los inventarios y de la maquinaria y equipo de procedencia extranjera, y su efecto en resultados en relación al INPC, así como por el efecto de conversión.

El estado de cambios en la situación financiera presenta los cambios en pesos constantes, partiendo de la situación financiera al cierre del año anterior, actualizada a pesos de cierre del último ejercicio.

(d) Valores realizables-

Los valores realizables se encuentran representados principalmente por aceptaciones bancarias, fondos bancarios y acciones de sociedades de inversión de deuda y de renta variable a corto plazo, a su valor de mercado (costo más rendimiento acumulado).

(e) Inversión en acciones de asociadas y fideicomiso inmobiliario no consolidado-

Está representada principalmente por:

	%	
	2001	2000
Grupo Comercial Gomo, S.A. de C.V.	22.877	20.591
Centro Comercial Plaza Satélite		
(Fideicomiso F-7278 de Bancomer, S.A.)	37.390	37.282
Continental Tire North America, Inc.	19.400	19.400
Phillip Morris México, S.A. de C.V.	49.995	49.995
Grupo Primex, S.A. de C.V.	39.815	39.815

Al 31 de diciembre de 2001 y 2000, la inversión en acciones de asociadas (con excepción de Continental Tire North América, Inc. descrita anteriormente) y del fideicomiso inmobiliario no consolidado, se encuentra registrada bajo el método de participación, sobre la inversión de los accionistas actualizada y sobre el patrimonio actualizado del Fideicomiso, respectivamente.

(f) Crédito mercantil y crédito diferido-

Representan la diferencia entre el precio de adquisición y/o monto de aportación de las acciones representativas del capital social de nuevos negocios y el valor contable de dichas acciones, a la fecha de adquisición y/o aportación. El crédito mercantil y el crédito diferido se amortizan en el plazo en el que la Administración estima que se generarán beneficios adicionales por dicha inversión, el cual es de 10 años en el caso del crédito mercantil, así como de 5 años para el crédito diferido. El monto amortizado del crédito mercantil en 2001 y 2000 ascendió a $389,082 y $395,530, respectivamente y la amortización del crédito diferido en 2001 y 2000 ascendió a $371,420 y $357,875 respectivamente.

Al 31 de diciembre de 2001, el crédito mercantil que asciende a $1,413,851 está formado por la adquisición de Condumex, Sanborns, Frisco y Porcelanite, así como de la asociada Continental Tire North America, Inc. se presentan en otros activos en el balance general. Asimismo, el crédito diferido incluye principalmente el originado por la adquisición de acciones de Sears Roebuck de México, S.A. de C.V. (Sears México) y asciende a $163,910.

La compra de acciones de subsidiarias o asociadas ya integradas al Grupo, que generan un crédito mercantil o crédito diferido se amortizan al momento de la compra.

(g) Impuesto sobre la renta y participación de los trabajadores en las utilidades-

Las compañías registran el efecto diferido activo o pasivo de impuesto sobre la renta e impuesto al activo, con base en el efecto acumulado de las partidas temporales entre los importes de activos y pasivos para efectos contables y fiscales a la fecha del balance, como un activo o pasivo a largo plazo a la tasa de impuesto en que se estima que dichas partidas se reversarán. La participación de los trabajadores en las utilidades diferida se calcula tomando en consideración las diferencias temporales surgidas durante el año, las cuales se presume que van a provocar un pasivo o un beneficio que se materializará. El efecto diferido al 31 de diciembre de 2001 y 2000 representó un pasivo a largo plazo por $8,814,167 (neto de $6,049 de participación de los trabajadores en las utilidades anticipada, presentada en otros activos) y $8,748,957, respectivamente y el efecto en resultados fue de $581,667 y $1,288,086, respectivamente.

(h) Obligaciones de carácter laboral-

De acuerdo con lo establecido en la Ley Federal del Trabajo, la mayoría de las compañías subsidiarias tienen obligaciones por concepto de indemnizaciones y primas de antigüedad pagaderas a empleados que dejen de prestar sus servicios bajo ciertas circunstancias.

Algunas compañías subsidiarias registran el pasivo por prima de antigüedad, pensiones y pagos por retiro a medida que se devenga, de acuerdo con cálculos actuariales basados en el método de crédito unitario proyectado, utilizando tasas de interés real.

Asimismo, algunas de las compañías subsidiarias tienen cubierto el 100% de las obligaciones por beneficios proyectados a través de un Fondo en Fideicomiso; las que no lo tienen, provisionan el pasivo que, a valor presente, cubrirá la obligación por beneficios proyectados a la fecha estimada de retiro del conjunto de empleados que laboran en las compañías.

Los pagos por indemnizaciones se registran en los resultados del año en que se efectúan.

(i) Reconocimiento de ingresos por ventas-

Los ingresos por ventas son reconocidos al momento en el que se embarcan o entregan los productos, o se prestan los servicios al cliente y éste asume responsabilidad sobre los mismos.

(j) Costo integral de financiamiento-

El costo integral de financiamiento incluye todos los conceptos de ingresos o gastos financieros, tales como los intereses, resultados cambiarios o por posición monetaria y efectos de valuación de instrumentos financieros, a medida que ocurren o se devengan.

Las transacciones en moneda extranjera se registran al tipo de cambio vigente en la fecha de la operación y los activos y pasivos en moneda extranjera se ajustan al tipo de cambio en vigor al cierre del ejercicio, afectando los resultados como parte del costo integral de financiamiento.

(k) Utilidad (pérdida) por acción-

La utilidad básica por acción de cada período, ha sido calculada dividiendo la utilidad neta mayoritaria por operaciones continuas, entre el promedio ponderado de acciones en circulación de cada ejercicio.

El efecto por acción de la pérdida por operación escindida, ha sido determinado dividiendo esta partida entre el número de acciones correspondientes, determinado como se indica con anterioridad.

(l) Resultado integral-

Se agrupan en el estado de inversión de los accionistas las partidas que forman parte del "resultado integral del año ", la cual se integra por la utilidad neta consolidada del año y las partidas que representan una ganancia o pérdida, que de acuerdo a disposiciones específicas se presentan directamente en la inversión de los accionistas, tales como los efectos de conversión y la actualización del año.

(m) Instrumentos financieros-

Los instrumentos financieros que han sido designados y que funcionan efectivamente como una cobertura de los efectos de ciertos riesgos o de otros instrumentos financieros, afectarán los activos y pasivos o las transacciones o riesgos correspondientes cuando estos ocurran. La mayoría de los instrumentos financieros contratados para éstos propósitos, se valúan a valor de mercado y afectan el costo integral de

financiamiento en cada período contable. La deuda a largo plazo que se tiene para financiar las operaciones de la empresa se mantienen a su valor nominal, registrando por separado el interés correspondiente.

4 Operación escindida:

El 29 de noviembre de 2001, los accionistas de Carso aprobaron la escisión del segmento de las tiendas especializadas en computadoras personales, software, accesorios y servicios en los EUA. Como consecuencia de la escisión, US Comercial se constituyó como una empresa mexicana, independiente de Carso, a la que se le traspasaron ciertos activos, pasivos y capital relacionados con estas operaciones.

En la escisión, cada accionista de Carso se convirtió en accionista de US Commercial y como consecuencia, ambas compañías son controladas por el mismo grupo de accionistas. La relación entre las dos compañías se limitará a convenios relacionados con la implantación de la escisión.

Los activos y pasivos de la operación escindida fueron transferidos a US Commercial a su valor en libros. El importe de la inversión de los accionistas que se transfirió a US Commercial en la escisión, representa la diferencia entre los activos y los pasivos transferidos y fue contabilizado como una reducción de la inversión de los accionistas de Carso al momento de la escisión.

En los estados financieros adjuntos, los activos y pasivos de la entidad escindida se incluyeron en los renglones de activos y pasivos circulantes y no circulantes de la operación escindida y los ingresos y gastos de esta entidad forman parte en el estado de resultados en el renglón de la pérdida por operación escindida, neta de impuesto sobre la renta. Las cifras de los estados financieros de 2000 y al 29 de noviembre de 2001 y las notas relativas, se reestructuraron para presentar los activos y pasivos y los ingresos, costos y gastos de la operación continua de Carso por separado de la operación escindida.

El resumen de la situación financiera y resultados de operación de Sanborns, LLC y compañía subsidiaria (CompUSA, Inc.) al 31 de diciembre de 2000 y por los períodos de once y diez meses terminados el 30 de noviembre de 2001 y el 31 de diciembre de 2000 respectivamente, se muestran a continuación:

Sanborns, LLC y Subsidiaria

Balance general consolidado
condensado al 31 de diciembre de 2000
Expresado en miles de pesos de poder adquisitivo del 31 de diciembre de 2001

Activo	
Circulante	$ 8,981,033
Inversión en acciones de asociadas	9,875
Propiedades, planta y equipo, neto	2,372,548
Otros activos, neto	9,372,224
	$ 20,735,680
Pasivo e inversión de los accionistas	
Pasivo circulante	$ 7,128,309
Deuda a largo plazo	4,720,323
Ingresos y crédito diferido, neto	85,258
Total del pasivo	11,933,890
Inversión de los accionistas mayoritarios	4,543,378
Inversión de accionistas minoritarios	4,258,412
Total de la inversión de los accionistas	8,801,790
	$ 20,735,680

Sanborns, LLC y Subsidiaria

Estados consolidados condensados de resultados

Por los once y diez meses terminados el 30 de noviembre y el 31 de diciembre de 2001 y 2000

Expresados en miles de pesos de poder adquisitivo del 30 de noviembre de 2001

	2001	2000
Ventas netas	$ 34,520,792	$ 41,008,485
Costo de ventas	(27,819,070)	(33,113,336)
Gastos de operación	(6,909,641)	(7,666,355)
Costo integral de financiamiento	(183,424)	(316,597)
Otros gastos, neto	(529,958)	(534,037)
Provisión para impuesto sobre la renta	(400)	(461)
Utilidad (pérdida) por operación discontinua	565,888	(31,921)
Utilidad extraordinaria	118,075	-
Pérdida neta del año	$ (237,738)	$ (654,222)
Distribución de la pérdida neta del año:		
Accionistas mayoritarios	$ (120,834)	$ (403,681)
Accionistas minoritarios	(116,904)	(250,541)
Pérdida neta del año	$ (237,738)	$ (654,222)

5 Reclasificación a los estados financieros:

Los estados financieros consolidados al 31 de diciembre de 2000 han sido reclasificados en ciertas cuentas, con el objeto de hacer comparable su presentación con la de los estados financieros consolidados al 31 de diciembre de 2001.

6 Posición y transacciones en moneda extranjera:

Al 31 de diciembre de 2001 y 2000, los tipos de cambio equivalentes en pesos eran de $9.1423 y $9.5997 por dólar americano, respectivamente y los activos y pasivos en moneda extranjera de las compañías mexicanas ascienden a:

	Miles de Dólares Americanos	
	2001	2000
Activo-		
Circulante	421,999	605,842
Pasivo-		
Circulante	(680,983)	(767,724)
Largo plazo	(527,875)	(760,091)
	(1,208,858)	(1,527,815)
Posición pasiva en moneda extranjera	(786,859)	(921,973)
Equivalente en miles de pesos	$ 7,193,701	$ 8,850,664

Las principales operaciones efectuadas por las compañías mexicanas en moneda extranjera son:

	Miles de Dólares Americanos	
	2001	2000
Ventas	514,986	619,914
Intereses ganados	154	780
Otros ingresos	3,375	-
Compras	(751,561)	(949,612)
Intereses pagados	(66,125)	(56,350)
Pagos por asistencia técnica	(361)	(5,650)
Regalías	(1,246)	(1,112)
Gastos por mantenimiento de equipo	(34,034)	(66,419)
	(334,812)	(458,449)
Equivalente en miles de pesos	$ (3,127,445)	$ (4,459,313)

7 Análisis de cuentas por cobrar:

	Miles de Dólares Americanos	
	2001	2000
Clientes	$ 9,522,096	$ 9,977,279
Deudores diversos	1,046,785	931,966
	10,568,881	10,909,245
Menos-		
Reserva para cuentas de cobro dudoso	(189,882)	(229,757)
Cartera descontada	(2,636,051)	(2,100,395)
	7,742,948	8,579,093
Impuestos por recuperar	1,180,073	680,492
Deudores por venta futura de divisas, neto	3,858	56,260
Partes relacionadas	546,019	585,241
	$ 9,472,898	$ 9,901,086

Sears México tiene celebrado un contrato con Banco Inbursa, S.A. (Inbursa), compañía relacionada, en el que se establece que Inbursa está dispuesto a adquirir en descuento, pagarés suscritos por personas físicas, derivados de operaciones de ventas en abonos que realiza en sus distintos establecimientos hasta por $3,000,000, netos de la garantía de aforo. El importe disponible para descuento es revolvente.

Este contrato vence el 30 de octubre de 2002, Sears México es obligado solidario de los clientes durante la vigencia del contrato, hasta por la cantidad de $70,000 y paga a Inbursa, una tasa de descuento de TIIE más 1 punto sobre el importe insoluto de los pagarés descontados, hasta la fecha de su vencimiento.

8 Análisis de inventarios:

	2001	2000
Materias primas	$ 2,297,123	$ 3,600,236
Producción en proceso	1,127,521	296,203
Producto terminado	1,842,406	1,777,261
Mercancías en tiendas	3,396,256	3,404,492
Mercancías en tránsito y anticipos a proveedores	489,184	623,523
Refacciones y otros inventarios	728,196	1,021,066
	9,880,686	10,722,781
Menos- Reserva para inventarios de lento movimiento y otras	(172,114)	(155,151)
	$ 9,708,572	$ 10,567,630

9 Análisis de propiedades, planta y equipo:

	2001	2000
Edificios y adaptaciones a locales arrendados	$ 16,765,032	$ 16,323,091
Maquinaria y equipo	28,993,087	29,194,100
Equipo de transporte	1,031,316	1,033,310
Muebles y enseres	1,927,152	2,101,802
Equipo de cómputo	1,235,845	1,179,435
Otros equipos	32,198	33,239
	49,984,630	49,864,977
Menos- Depreciación acumulada	(25,348,417)	(25,144,864)
	24,636,213	24,720,113
Terrenos	7,029,534	6,977,231
Construcciones en proceso	1,911,769	2,451,001
	$ 33,577,516	$ 34,148,345

10 Títulos de concesión:

Ferrosur cuenta con títulos de concesión de la Vía Troncal del Sureste durante 50 años, contados a partir del 18 de diciembre de 1998 y renovables por otro período igual, bajo ciertas circunstancias, así como los derechos de exclusividad para prestar el servicio de transporte de carga por un período de 30 años, con excepción de los derechos de pago y los de arrastre. Al término de ésta concesión, cualquiera que sea su causa, la vía férrea y los bienes se revertirán a favor de la Nación, en buen estado operativo de acuerdo con las normas oficiales respectivas y sin costo alguno para el Gobierno Federal.

11 Saldos con partes relacionadas:

Los saldos netos con partes relacionadas (excepto saldos relacionados con operaciones financieras con Grupo Financiero Inbursa, S.A. y operaciones comerciales con Teléfonos de México, S.A de C.V.), son como sigue:

	2001	2000
Por cobrar-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$ 357,313	$ 556,133
Sears Roebuck & Co.	3,449	2,654
Phillip Morris México, S.A. de C.V.	159,436	-
Otras	25,821	26,454
	$ 546,019	$ 585,241
Por pagar-		
Sears International Marketing, Inc.	$ 96,096	$ 64,931
Inversora Bursátil, S.A. de C.V.	-	127,620
Banco Inbursa, S.A.	-	83,120
Radiomóvil DIPSA, S.A. de C.V.	13,635	-
Cablevisión, S.A. de C.V.	10,149	-
Phillip Morris México, S.A. de C.V.	68,487	203,805
Otras	11,429	11,199
	$ 199,796	$ 490,675

12 Entorno fiscal:

En México-

Régimen de impuesto sobre la renta y al activo:

Las compañías establecidas en México están sujetas al impuesto sobre la renta (ISR) y al impuesto al activo (IMPAC). El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores actualizados, la deducción de compras en lugar del costo de ventas, lo que permite deducir costos actuales y, se acumula o deduce el efecto de la inflación sobre ciertos activos y pasivos monetarios a través del componente inflacionario, el cual es similar al resultado por posición monetaria. Hasta el 31 de diciembre de 2001, la tasa de impuesto era del 35%, teniendo hasta esa fecha la obligación de pagar el impuesto cada año a la tasa del 30% y el remanente al momento en que las utilidades fueran distribuidas. Este remanente se registró como un pasivo a largo plazo.

A partir de 2002 se elimina el diferimiento de la porción pagadera al distribuir dividendos. La tasa del ISR será de 35% en 2002, 34% en 2003, 33% en 2004 y del 32% a partir de 2005.

Por otra parte, el IMPAC se causa a razón del 1.8% sobre un promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos y se paga únicamente por el monto en que exceda al ISR del año. Cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los tres ejercicios anteriores y los diez ejercicios subsecuentes.

Régimen de consolidación fiscal:

Carso cuenta con autorización de la Secretaría de Hacienda y Crédito Público para presentar una declaración consolidada de ISR e IMPAC, que excluye a las subsidiarias del extranjero.

Resultado contable y fiscal:

La provisión para ISR se determina en base al monto a pagar según el resultado fiscal consolidado de las compañías mexicanas, siendo las principales diferencias entre el resultado contable y fiscal, el componente inflacionario, la deducción de compras en lugar del costo de ventas, la diferencia entre la depreciación contable y fiscal, el efecto por ventas en abonos, el resultado por posición monetaria y la revaluación de las inversiones temporales a valor de mercado.

Participación de los trabajadores en las utilidades:

La participación de los trabajadores en las utilidades se calcula sobre los resultados individuales de cada una de las compañías operadoras mexicanas; la utilidad para estos efectos no considera el componente inflacionario y la depreciación fiscal es a valores históricos y no a valores actualizados.

Pérdidas fiscales amortizables e IMPAC recuperable:

Al 31 de diciembre de 2001, Carso tiene pérdidas fiscales consolidadas por amortizar para efectos del ISR e IMPAC consolidado recuperable, que se indexarán hasta el año en que se apliquen o recuperen, por un monto actualizado de:

Vencimiento	Pérdidas Amortizables	IMPAC Recuperable
2002	$ 166	$ -
2003	1,612	-
2004	28,634	25
2005	713,922	105
2006	490,560	478
2007	164,990	804
2008	1,298,805	1,399
2009	112,213	336
2010	264,221	16,892
2011	1,069,425	120,630
	$ 4,144,548	$ 140,669

En EUA-

Las compañías subsidiarias en el extranjero, calculan el impuesto sobre la renta sobre los resultados individuales de cada subsidiaria y de acuerdo con los regímenes específicos de los EUA. La provisión para impuesto sobre la renta de estas subsidiarias no es importante.

Impuesto sobre la renta diferido-

Los efectos fiscales de las diferencias temporales que generan pasivo (activo) de impuesto diferidos, de acuerdo al boletín D-4 son los siguientes:

	2001	2000
Inversiones temporales	$ 343,978	$ 475,702
Cuentas por cobrar por ventas en abonos	1,110,407	980,196
Inventarios	2,935,904	4,114,430
Propiedades, planta y equipo	5,325,723	5,620,698
Inversión en fideicomiso inmobiliario	157,868	126,734
Crédito mercantil amortizado	532,649	425,017
Efecto de conversión	61,292	(33,268)
Reservas complementarias de activo y reservas de pasivo	(346,448)	(316,291)
Pérdida en venta de acciones	(201,065)	(185,712)
Pérdidas fiscales por amortizar	(1,413,571)	(1,951,864)
Impuesto al activo por recuperar	(140,669)	(637,847)
Estimación de ingresos	157,597	258,793
Anticipos de clientes	(81,529)	(201,902)
Otras	(67,400)	49,007
Más- Reserva de pérdidas fiscales e impuesto al activo de difícil recuperación	445,480	-
Impuesto sobre la renta diferido	8,820,216	8,723,693
Participación de los trabajadores en las utilidades diferida	(6,049)	25,264
Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos	$ 8,814,167	$ 8,748,957

Provisiones-

La provisión de impuesto sobre la renta y participación de los trabajadores en las utilidades se analiza como sigue:

	2001	2000
Impuesto sobre la renta del año	$ 1,682,089	$ 1,407,929
Impuesto sobre la renta diferido	647,033	1,245,274
Participación de los trabajadores en las utilidades del año	547,819	336,581
Participación de los trabajadores en las utilidades, anticipada	(65,366)	42,818
	$ 2,811,575	$ 3,032,602

13 Deuda a largo plazo:

La integración de la deuda a largo plazo al 31 de diciembre de 2001, es como sigue:

Préstamos sindicados	$ 7,989,338
Préstamos directos a largo plazo	6,289,524
Otros créditos a largo plazo	1,018,759
	15,297,621
Menos- Porción Circulante	(3,872,588)
	$ 11,425,033

Los vencimientos de la deuda a largo plazo al 31 de diciembre del 2001, se pagarán conforme al siguiente calendario:

2003	$ 5,572,525
2004	3,619,952
2005	1,249,261
2006 en adelante	982,935
	$ 11,425,033

Préstamos sindicados-

El 13 de Diciembre de 2000 algunas subsidiarias firmaron un contrato de crédito y garantía (crédito sindicado) por 370 millones de dólares americanos, actuando el Chase Manhattan Bank como agente administrador y otorgándose garantía quirografaria de pago de Grupo Carso, S.A. de C.V. El préstamo será pagadero en tres exhibiciones semestrales a partir del 13 de diciembre del 2002.

El 5 de Septiembre de 1997 algunas subsidiarias firmaron un contrato de crédito y garantía (crédito sindicado) por 350 millones de dólares americanos, de los cuales al 31 de diciembre del 2001 solamente quedan por amortizar dos exhibiciones en febrero y agosto del 2002 por un total de 140 millones de dólares, en este crédito actuó como agente administrador el Bank Of America National Trust And Savings Association, otorgando garantía quirografaria de pago Grupo Carso, S.A. de C.V

El 8 de Mayo del 2001 Condumex celebró un contrato de crédito sindicado por la cantidad de 175 millones de dólares actuando Citibank N.A. como agente administrador. El crédito tiene vencimientos trimestrales ascendentes a partir de julio del 2002, siendo el último en octubre del 2003.

En los tres contratos de créditos sindicados en dólares se establecen obligaciones de hacer y no hacer para las empresas acreditadas; adicionalmente se deben de cumplir ciertos indicadores financieros consolidados mínimos, los cuales a la fecha han sido cumplidos para los tres créditos.

Las tasas de interés fluctúan desde libor más 0.70 %, hasta libor más 1.375%, dependiendo del plazo y del entorno de los mercados financieros en el momento de contratarse cada crédito.

El 31 Agosto del 2001 Sanborns contrató un crédito sindicado por la cantidad de 1,800 millones de pesos, en el que participó BBVA-Bancomer S.A. como banco agente. El crédito será pagadero en seis exhibiciones semestrales a partir del 27 de febrero del 2004, con último vencimiento en agosto del 2006, con una tasa anual que se calcula como la tasa TIIE más un margen aplicable con base en la razón de apalancamiento de Grupo Carso.

Préstamos directos-

Diferentes subsidiarias de Grupo Carso han contratado créditos directos a plazos de 3, 4, 5, 8 y hasta nueve años en pesos mexicanos, dólares americanos y euros, con entidades financieras tales como: Banco Inbursa S.A., Citibank N.A., GE Capital, Banco Santander Central Hispano y Deutsche Bank, a tasas variables que establecen un margen sobre la tasa TIIE o la tasa Libor. Algunos de estos Créditos establecen periodos de gracia para el pago del capital, pero en todos los casos los intereses se pagan en forma trimestral o semestral durante toda la vida del crédito.

Otros créditos a largo plazo-

Varias subsidiarias tienen contratados créditos garantizados por el Eximbank de los Estados Unidos o su equivalente en otros países, para la adquisición de maquinaria y equipo de importación. Estos créditos en su mayoría se contratan en dólares a tasas variables preferenciales que se encuentran en el rango del 2.02 al 6.14 %, los plazos son de 5 años con amortizaciones semestrales sin periodo de gracia para el capital. Los bancos con los que se han contratado dichos préstamos son Banco Inbursa S.A., Societe Generale, Bank of América N.A., Citibank N.A., Standard Chartered Bank, Allfirst Bank, Hypo Vereins Bank y PNC Bank entre otros.

Algunas subsidiarias tienen contratados créditos preferenciales con entidades de gobiernos (España y Brasil), así como entidades privadas para proyectos de inversión en activos fijos o capital de trabajo a plazos que fluctúan de 5 a 20 años y con tasas del 0 al 2.66 %.

Algunas subsidiarias tienen contratados arrendamientos financieros o préstamos a largo plazo con entidades no bancarias, en moneda nacional o extranjera, los préstamos se utilizan para la adquisición de activos fijos.

14 Análisis de impuestos a largo plazo:

	2001	2000
Impuesto sobre la renta a largo plazo	$ 368,634	$ 245,666
Impuesto al valor agregado a largo plazo	1,262	2,300
Impuesto sobre la renta diferido	8,820,216	8,723,693
Participación a los trabajadores de las utilidades diferida		25,264
	$ 9,190,112	$ 8,996,923

15 Obligaciones laborales:

En México-

El pasivo por obligaciones laborales se deriva del plan de pensiones, que cubrirá una pensión y la prima de antigüedad al momento de retiro.

El pago anticipado consolidado del fondo se integra como sigue:

	2001	2000
Subsidiarias con fondo en Fideicomiso-		
Obligaciones por beneficios proyectados (OBP)	$ (1,103,024)	$ (1,135,255)
Menos- Fondo en fideicomiso	1,277,955	1,485,799
Situación del fondo	174,931	350,544
Pasivo de transición por amortizar	(77,418)	(146,107)
Variaciones en supuestos por amortizar	176,360	164,438
Modificaciones al plan por amortizar	153,116	-
Pasivo adicional	(131,644)	(101,278)
Pago anticipado	295,345	267,597
Subsidiarias sin fondo en Fideicomiso-		
Obligaciones por beneficios proyectados (OBP	(104,459)	(106,137)
Activo de transición por amortizar	2,813	3,724
Servicios pasados por amortizar	3,942	22,124
Pasivo adicional	(49)	(5,003)
Pasivo neto proyectado	(97,753)	(85,292)
Pago anticipado al fondo, neto (incluído en otros activos)	$ 197,592	$ 182,305

El costo por obligaciones laborales se integra por:

	2001	2000
Costo de servicios del año	$ 81,558	$ 25,051
Amortización del (activo) pasivo de transición	(262)	2,315
Amortización de variaciones en supuestos	1,673	3,720
Ajuste por experiencia del plan de pensiones	432	-
Costo financiero del año	57,978	24,788
	141,379	55,874
Menos- Rendimiento de los activos del fondo	(83,563)	(26,897)
Efecto neto en resultados	$ 57,816	$ 28,977

Las tasas reales utilizadas en las proyecciones actuariales son:

	%	
	2001	2000
Tasa de interés	4.0	5.0
Tasa de incremento en salarios	4.0	1.0
Tasa de rendimiento del fondo	6.0	6.0

En EUA-

El pasivo por obligaciones laborales al 31 de diciembre de 2001 en EUA no es importante.

16 Inversión de los accionistas:

Al 31 de diciembre de 2001, el capital social se integra por 915,000,000 de acciones ordinarias, nominativas, sin valor nominal, de las cuales 890,250,000 acciones, se encuentran íntegramente suscritas y pagadas.

Las acciones de la Serie A1 son representativas del capital social mínimo fijo sin derecho a retiro y las acciones de la Serie A2 corresponden a la porción variable del capital social, no habiéndose puesto en circulación acciones de esta Serie. La porción variable no podrá exceder de diez veces al capital mínimo sin derecho a retiro. Las acciones solamente pueden ser de ciudadanos mexicanos o sociedades mexicanas con cláusula de exclusión de extranjeros.

Al 31 de diciembre de 2001, el importe nominal de la reserva para adquisición de acciones propias asciende a $1,680,073. Asimismo, se especifica que el monto máximo de capital social que puede afectarse para la compra de acciones propias es hasta de $100,000 a valor nominal, el cual representa el 9.4515% del mismo. Al 31 de diciembre de 2001, se tienen 24,750,000 acciones propias pendientes de recolocar.

A partir de 2002, el impuesto retenible sobre dividendos fue eliminado. En caso de repartir utilidades que no hubieran causado el impuesto aplicable a la empresa, éste tendrá que pagarse al distribuir el dividendo. Por lo anterior, la Compañía debe llevar la cuenta de las utilidades sujetas a cada tasa. Las que ya pagaron el impuesto aplicable a la empresa ascienden a $9,665,589 aproximadamente, al 31 de diciembre de 2001.

Las reducciones de capital causarán impuesto sobre el excedente del monto repartido contra su valor fiscal, determinado de acuerdo a lo establecido por la Ley del Impuesto sobre la Renta.

La utilidad neta de cada Compañía mexicana, estará sujeta a la disposición legal que requiere que el 5% de las utilidades de cada ejercicio sean traspasadas a la reserva legal, hasta que ésta sea igual al 20% del capital social. Al 31 de diciembre de 2001, la reserva legal de Carso asciende a $381,635 (a valor nominal) y se presenta en el rubro de utilidades acumuladas. Esta reserva no es susceptible de distribuirse a los accionistas durante la existencia de la Compañía, excepto en la forma de dividendos en acciones.

17 Análisis de otros (gastos) ingresos, neto:

En este renglón se presentan los siguientes conceptos:

	2001	2000
Pérdida en venta y bajas de propiedades, planta y equipo	$ (12,578)	$ (101,670)
Gastos de exploración de proyectos	(80,278)	(119,161)
Recuperación de impuestos de ejercicios anteriores	278,010	17,327
Cancelación exceso de pasivos	7,964	21,992
Utilidad en venta de acciones permanentes	(26,805)	-
Otros, neto	(7,572)	65,892
	$ 158,741	$ (115,620)

18 Partida especial:

A partir de enero de 2000, el Centro Comercial Plaza Universidad (subsidiaria de Sears México), inició una remodelación mayor en su centro comercial, con el objeto de mejorar su imagen y el concepto del mismo, lo que también implicó tener demoliciones de los activos existentes, que se están reconociendo como una partida especial en el estado de resultados.

19 Compromisos contraídos:

(a) A través de un acuerdo suscrito el 20 de diciembre de 2001, Sears México prorrogó por 10 años a partir del 17 de abril de 2002, el contrato de licencia de uso de marcas, a través del cual se le permite la utilización del nombre de Sears tanto en su razón social como en sus tiendas, así como la explotación de las marcas propiedad de Sears Roebuck and Company ("Sears USA") dentro de las que destacan Craftsman y Kenmore.

(b) Al 31 de diciembre de 2001, Sanborns ha celebrado contratos con proveedores para la remodelación y construcción de algunas de sus tiendas. El monto de los compromisos contraídos por estos conceptos ascienden a $116,700 aproximadamente.

(c) Frisco vende sus minerales con base en convenios de ventas, generalmente renovados cada año, en los que establece las condiciones y la referencia a precios de metales en mercados internacionales. La subsidiaria Química Flúor, S.A. de C.V. tiene celebrados diversos contratos a largo plazo, ajustables anualmente, con Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. y Solvay Fluorides, Inc., en los que se compromete a venderles casi la totalidad de su producción de ácido fluorhídrico a precios similares a los de mercado.

(d) Al 31 de diciembre de 2001, la subsidiaria Ferrosur, como parte de los acuerdos para la concesión de la Vía Troncal del Sureste, se compromete como mínimo a lo establecido en el "Plan de Negocios" que incluye, entre otros aspectos, el cumplimiento del presupuesto de inversiones en equipo rodante, vía férrea, instalaciones, mantenimiento y mejoras a instalaciones y sistemas electrónicos. Durante el año 2001, se invirtieron $148 millones en rehabilitación de vías y adquisición de maquinaria y equipo, principalmente.

20 Instrumentos financieros:

Las compañías llevaron a cabo operaciones con instrumentos derivados, con el objeto de utilizarlos como sustitutos temporales de operaciones al contado o como mecanismos de cobertura de sus exposiciones de riesgo (obligaciones de cobertura de compra-venta de divisas), así como la de aprovechar condiciones favorables de mercado para comprar acciones en un futuro y a un precio más conveniente (operaciones con opciones). Las operaciones realizadas se resumen a continuación:

(a) Contratos de cobertura de tasas de interés-

Carso tiene firmados contratos denominados swaps de tasas de interés con la finalidad de administrar el riesgo de las tasas de interés de sus créditos, así como controlar la integración de su deuda en tasas fijas y variables. Carso celebró contratos que ascienden a un total de $5,212,500, los cuales expiran el 18 de diciembre de 2006. Durante 2001, por los contratos mencionados anteriormente, Carso pagó una tasa de interés promedio ponderada de 11.18% y recibió una tasa de interés promedio ponderada de 7.97%. El diferencial a pagar o recibir dependerá de las variaciones en las tasas de interés y se registra como un ajuste al gasto financiero, en el estado de resultados.

Durante el año que terminó el 31 de diciembre de 2001, Condumex registró un cargo a resultados de $3,163 por swaps en tasa de interés que se incluyen dentro del costo integral de financiamiento. El efecto de valuación al cierre del ejercicio por el swap en tasas de interés fue de $5,560.

(b) Operaciones con opciones sobre acciones-

El valor de mercado de los contratos de opciones que Carso mantiene, se estiman en base en los precios de mercado de las acciones subyacentes a una fecha determinada. Al 31 de diciembre de 2001, el valor de mercado estimado de dichas contratos originó una pérdida de $529,053 (neta de primas pagadas). La Compañía no prevé la cancelación anticipada de estos contratos y espera que su fecha de vencimiento será la originalmente establecida. A su vencimiento, dichos contratos serán liquidados en efectivo o en especie, es decir, se pagará el diferencial entre el precio de ejercicio originalmente pactado y el precio de mercado en la fecha de vencimiento, o se adquirirán las acciones subyacentes al precio de ejercicio contra el pago correspondiente.

CARSO llevó a cabo estas operaciones sobre diversas acciones de compañías que cotizan en el mercado de valores de los EUA.

(c) Forwards-

Con el objeto de cubrir las exposiciones cambiarias originadas por pasivos en dólares americanos, las compañías contrataron forwards sobre el tipo de cambio del peso frente al dólar americano, como sigue:

(d) Otros instrumentos-

Adicionalmente al 31 de diciembre de 2001, las compañías tienen otros instrumentos financieros que no son importantes para el volumen de sus operaciones.

21 Contingencias:

(a) La Compañía adquirió de Sears USA el 60% de las acciones de Sears México mediante un contrato de compra-venta celebrado el 2 de abril de 1997, manteniendo Sears USA el derecho a requerir en cualquier momento y hasta el 2 de abril del 2002, que Carso compre una parte o la totalidad del 15% de las acciones que aún posee de Sears México. El precio de compra de esta opción es el mismo precio que Carso pagó en el contrato de compra más un interés anual del 8%, que se calculará desde el 2 de abril de 1997 hasta la fecha en que se ejerza la opción. Si Sears USA decidiera ejercer sus derechos de venta de dichas acciones a Carso, el precio de compra sería de 25.75 millones de dólares aproximadamente, más el interés calculado sobre las bases expuestas anteriormente. Dicho contrato con fecha 20 de diciembre de 2001 fue prorrogado por 10 años más.

(b) En enero de 2000, COC Services, Limited presentó una demanda contra CompUSA, Inc. (CompUSA) en el Tribunal de Distrito del Condado de Dallas, Texas aseverando varias reclamaciones contractuales y de responsabilidad civil contra CompUSA que se generan de una carta de intención relativa a franquicias a tiendas detallistas en México. La demanda señaló también sus demandas contra otros demandados, incluyendo a Grupo Carso, Grupo Sanborns e Ing. Carlos Slim Helú. COC Services pretendió el pago

Vencimiento	Tipo de Contrato	Tipo de Cambio Pactado	Importe en Dólares Americanos	Deudores por Compra-Venta Futura de Divisas	Obligaciones por Operaciones Futuras de Divisas	Posición Neta
Enero 22, 2002	Compra	9.1250	150,000,000	$ 1,371,345	$ 1,368,750	$ 2,595
Enero 22, 2002	Venta	9.1401	8,000,000	73,138	73,121	17
Enero 22, 2002	Venta	9.1401	8,000,000	73,138	73,121	17
Enero 22, 2002	Compra	9.1250	70,000,000	639,961	638,750	1,211
Enero 22, 2002	Compra	9.1400	90,000,000	822,807	822,600	207
Enero 22, 2002	Compra	9.1737	6,000,000	54,854	55,043	(189)
				$ 3,035,243	$ 3,032,185	$ 3,858

de daños reales por U.S.$150 millones de CompUSA ocasionados por incumplimiento del contrato, interferencia extracontractual con contrato y posible contrato y demandas por conspiración por U.S.$2 millones en daños por demanda de fraude, y daños punitivos por U.S.$300 millones. COC Services también pretendió recuperar intereses, costos legales y costos ante los tribunales.

La demanda fue transferida al Tribunal de Distrito 116 del Condado de Dallas, Texas donde fue juzgado por jurado en enero y febrero de 2001. En febrero de 2001, el jurado entregó su fallo declarando a todos los demandados culpables de varias de las reclamaciones en su contra y condenando a cada uno de los demandados a pagar daños compensatorios y punitivos. Los daños reales adjudicados a COC Services por daños punitivos a pagar por los demandados son los siguientes: U.S.$175.5 millones contra James Halpin, el expresidente y anterior director general de CompUSA, U.S.$94.5 millones contra CompUSA, U.S.$67.5 millones contra el Ing. Slim, U.S.$13.5 millones contra Grupo Carso y U.S.$13.5 millones contra Grupo Sanborns. Con base en estos fallos del jurado, las partes presentaron un escrito al tribunal sobre varios aspectos legales que afectan el fallo definitivo.

El 18 de mayo del 2001, el juez redujo daños de U.S.$454 millones a U.S.$121.5 millones, o sea una reducción del 73% del veredicto en contra de Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA y su anterior Director General Sr. James Halpin. El juez eliminó también en el caso, las determinaciones del jurado en contra de CompUSA y del Sr. James Halpin.

Grupo Carso, Grupo Sanborns y el Ing. Slim han realizado diversas actuaciones en el procedimiento y apelaron la sentencia en los tribunales correspondientes de Texas. Las apelaciones están en trámite y no es posible anticipar el resultado de las mismas. Se ha contratado una fianza para garantizar el pago que pudiera derivar de una resolución definitiva. Aun cuando se obtuvo una reducción del veredicto, se tiene planeado continuar ejercitando todas las acciones legales, ante todas las instancias procedentes, durante el tiempo que sea necesario, a fin de obtener la exoneración de las acusaciones pendientes.

Además, se tiene conocimiento de que COC Services, Ltd. apeló la sentencia a fin de obtener una resolución más cercana al veredicto del jurado y volver a incluir a CompUSA y al Sr. Halpin.

(c) En febrero de 2001, el Consejo de Administración de Frisco, tomó la decisión de suspender temporalmente las operaciones de mina en Minera San Francisco del Oro, S.A. de C.V., dedicándose ésta al desarrollo y exploración de sus concesiones mineras, reduciéndose significativamente su plantilla de personal.

Debido a la agudización en la baja de los precios internacionales del oro y la plata, en octubre de 2001, el Consejo de Administración de Frisco, tomó la decisión de suspender temporalmente las operaciones de mina de Compañía San Felipe, S.A. de C.V., quedando con un mínimo de personal administrativo para el mantenimiento y vigilancia de la misma.

Derivado de lo anterior, se adoptó un plan de reorganización en Frisco, generándose un pago por concepto de indemnizaciones al personal por $55,615, el cual se presenta en el rubro de otros gastos en el estado de resultados.

22 Información por segmentos:

A continuación se presentan los principales datos por segmento de negocio, por los años terminados el 31 de diciembre de 2001 y 2000:

2001

	Operación Escindida	Tabacalera	Recubrimientos Cerámicos
Ingresos de operación	$ -	$ 8,804,173	$ 2,513,950
Utilidad de operación	$ -	$ 681,535	$ 578,947
Utilidad (pérdida) neta consolidada del año	$ (237,738)	$ 324,912	$ 376,457
Depreciación y amortización	$ -	$ 178,313	$ 222,848
Amortización del crédito mercantil y crédito diferido	$ -	$ -	$ 14,816
Partida especial	$ -	$ -	$ -
Inversión en acciones de asociadas y fideicomiso inmobiliario no consolidado	$ -	$ -	$ -
Activos totales	$ -	$ 4,004,713	$ 5,409,161
Pasivos totales	$ -	$ 2,793,589	$ 3,640,392

2000

Ingresos de operación	$ -	$ 8,051,155	$ 2,659,959
Utilidad de operación	$ -	$ 834,630	$ 784,680
Utilidad (pérdida) neta consolidada del año	$ (654,222)	$ 529,245	$ 285,711
Depreciación y amortización	$ -	$ 175,994	$ 245,625
Amortización del crédito mercantil y crédito diferido	$ -	$ -	$ 15,184
Partida especial	$ -	$ -	$ -
Inversión en acciones y fideicomiso inmobiliario no consolidado	$ -	$ -	$ -
Activos totales	$ 20,735,680	$ 3,710,541	$ 5,294,395
Pasivos totales	$ 11,933,903	$ 2,725,495	$ 3,959,199

Derivados del Cobre y Aluminio	Productos para las Industrias Automotriz, Construcción y Tele-Comunicaciones	Comercial	Minería	Otros	Total
$ 4,627,559	$ 14,049,168	$ 16,585,194	$ 2,751,077	$ 2,045,341	$ 51,376,462
$ 499,411	$ 2,453,857	$ 2,808,385	$ 330,093	$ 596,036	$ 7,948,264
$ (106,524)	$ 1,419,535	$ 1,204,532	$ (90,031)	$ 232,256	$ 3,123,399
$ 244,462	$ 354,279	$ 505,657	$ 263,336	$ 89,783	$ 1,858,678
$ -	$ 37,355	$ (298,782)	$ 58,414	$ 205,859	$ 17,662
$ -	$ -	$ (26,965)	$ -	$ -	$ (26,965)
$ 145	$ 745,591	$ 651,655	$ 97,182	$ 972,330	$ 2,466,903
$ 7,756,664	$ 12,253,588	$ 19,690,926	$ 7,374,193	$ 8,099,597	$ 64,588,842
$ 4,361,719	$ 5,379,935	$ 13,956,156	$ 5,548,267	$ 4,236,769	$ 39,916,827
$ 5,503,643	$ 14,532,418	$ 15,715,079	$ 3,394,423	$ 2,093,411	$ 51,950,088
$ 491,739	$ 2,636,477	$ 2,589,350	$ 380,514	$ 380,136	$ 8,097,526
$ 58,674	$ 1,555,808	$ 1,549,413	$ (260,669)	$ 48,197	$ 3,112,157
$ 281,575	$ 332,903	$ 516,986	$ 304,711	$ 122,459	$ 1,980,253
$ -	$ 30,170	$ (268,162)	$ 36,349	$ 192,569	$ (37,655)
$ -	$ -	$ (107,122)	$ -	$ -	$ (107,122)
$ -	$ 548,647	$ 757,912	$ 113,848	$ 985,013	$ 2,405,420
$ 8,719,400	$ 13,000,004	$ 19,886,515	$ 8,185,510	$ 9,022,244	$ 88,554,289
$ 4,638,872	$ 5,971,532	$ 14,074,783	$ 5,984,806	$ 5,251,019	$ 54,539,609

23 Evento subsecuente:

El 25 de enero de 2002, Carso y su subsidiaria Frisco, Grupo Financiero Inbursa, S.A. de C.V. y su subsidiaria SINCA Inbursa, S.A. de C.V., Sociedad de Inversión de Capitales y Grupo México, S.A. de C.V., a través de su subsidiaria Infraestructura y Transporte México, S.A. de C.V. (ITM) celebraron un convenio de asociación mediante el cual transmitirán el 100% de las acciones de Ferrosur a ITM y suscribirán acciones que representarán el 20% de las acciones representativas del capital social de ITM. Como resultado de esta asociación, se consolidarán en ITM las tenencias accionarias de Ferrosur (100%), que es la concesionaria del servicio público de transporte ferroviario en las rutas de Sureste y de Grupo Ferroviario Mexicano, S.A. de C.V. (74%), que es la controladora del 100% de Ferrocarril Mexicano, S.A. de C.V. (Ferromex), que es la concesionaria en las rutas Pacífico-Norte, Nacozari y Ojinaga, Topolobampo. La celebración de los contratos definitivos y de los demás documentos requeridos para implementar la asociación mencionada, están sujetos a la obtención de las autoridades y aprobaciones gubernamentales que se requieran.

Diseño Gráfico: Arquitectura y Comunicación Gráfica, S.A. de C.V.

Grupo Carso, S.A. de C.V.
Miguel de Cervantes Saavedra 255
Col. Ampliación Granada
México, D.F. 11520

Información de ADR
Símbolo: GPOVY
Proporción: 2 acciones: 1 ADR
Número CUSIP: 400485207
Mercado: OTC
Banco Depositario: Citibank, NA.